Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit 99.1
(Subject to Completion, Dated July 14, 2021)
Alliance Data Systems Corporation
3075 Loyalty Circle
Columbus, Ohio 43219
          , 2021
Dear ADS Stockholder:
On May 12, 2021, Alliance Data Systems Corporation (“ADS”) announced the next step in its strategic transformation and repositioning of ADS through the spinoff of its LoyaltyOne segment from ADS (the “Separation”), which is expected to become effective on           , 2021. On the effective date of the Separation, Loyalty Ventures Inc., a Delaware corporation formed in anticipation of the Separation (“SpinCo”), will become an independent, publicly traded company and will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the SpinCo business.
The Separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the Separation will be completed by way of a pro rata distribution of 81% of the outstanding shares of SpinCo common stock to ADS’ stockholders of record as of the close of business on           , 2021, the distribution record date (the “Distribution”).
Each ADS stockholder of record will receive one share of SpinCo common stock, $0.01 par value, for every           shares of ADS common stock, par value $0.01 per share, held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. At any time following the Distribution, stockholders may request that their shares of SpinCo common stock be transferred to a brokerage or other account. No fractional shares of SpinCo common stock will be issued. The distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution.
ADS expects to receive a private letter ruling from the Internal Revenue Service (“IRS”) and an opinion from counsel to the effect that, among other things, the Distribution, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares.
The Distribution does not require ADS stockholder approval, nor do you need to take any action to receive your shares of SpinCo common stock. ADS’ common stock will continue to trade on the New York Stock Exchange under the ticker symbol “ADS.” SpinCo intends to apply to have its shares of common stock listed on the           under the ticker symbol “LYLT.”
The enclosed information statement, which we are mailing to all ADS stockholders, describes the Separation in detail and contains important information about SpinCo, including the historical combined financial statements prepared on a carve-out basis. We urge you to read this information statement carefully.
We want to thank you for your continued support of ADS.
Sincerely,
By:
	Name:	Ralph J. Andretta
	Title:	President and Chief Executive Officer

Loyalty Ventures Inc.
c/o Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024
          , 2021
Dear Future SpinCo Stockholder:
I am excited to welcome you as a future stockholder of our new company, SpinCo (“SpinCo”). Following the spinoff by Alliance Data Systems Corporation (“ADS”) of its LoyaltyOne segment as an independent, publicly traded company, we will continue to be a leading provider of tech-enabled, data-driven consumer loyalty solutions.
The spinoff will permit SpinCo to concentrate on its core competencies and growth opportunities in the loyalty space, and will provide SpinCo with increased flexibility and speed to design and implement corporate strategies unique to our business separate from the regulatory requirements of ADS. Further, SpinCo will be able to allocate resources, incentivize employees and deploy capital and reinvest its cash flow to capture our long-term opportunities.
At SpinCo, we design our loyalty solutions around specific clients’ needs and goals, with a focus on helping partners achieve their strategic and financial objectives from increased consumer basket size, shopper traffic and frequency and digital reach to enhanced program reporting and analytics. SpinCo will own and operate the AIR MILES Reward Program, Canada’s most recognized loyalty program, and Netherlands-based BrandLoyalty, a global provider of purpose-driven, tailor-made campaign-based loyalty solutions for grocers and other high-frequency retailers whose network spans across 6 continents and 54 countries.
I encourage you to learn more about SpinCo and our business by reading the attached information statement. We intend to apply to list our common stock on the                 under the ticker symbol “LYLT.” We look forward to earning your continued support for many years to come.
Sincerely,
By:
	Name:	Charles L. Horn
	Title:	President and Chief Executive Officer

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
Preliminary Information Statement
(Subject to Completion, Dated July 14, 2021)
INFORMATION STATEMENT
SpinCo
Common Stock
($0.01 Par Value)
Alliance Data Systems Corporation (“ADS”) is furnishing this information statement in connection with the separation of its LoyaltyOne segment from its remaining business and the creation of an independent, publicly traded company, named Loyalty Ventures Inc. (“SpinCo”). SpinCo, directly or indirectly through its subsidiaries, will hold the assets, liabilities and legal entities comprising the SpinCo business after certain restructuring transactions are completed (the “Restructuring”). 81% of the outstanding shares of SpinCo common stock owned by ADS will be distributed to the stockholders of ADS (the “Distribution” and, together with the Restructuring, the “Separation”). SpinCo is currently an indirect, wholly-owned subsidiary of ADS.
Each holder of ADS common stock will receive one share of common stock of SpinCo for every           shares of ADS common stock held as of the close of business on           , 2021, the record date for the Distribution.
The distribution of SpinCo’s shares is expected to be completed after the market closing on           , 2021 (the “Distribution Date”). Immediately after ADS completes the Distribution, SpinCo will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the Distribution, except to the extent of any cash you receive in lieu of fractional shares.
No vote or other action is required by you to receive shares of SpinCo common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of ADS common stock. We are not asking you for a proxy and you should not send us a proxy or your share certificates.
There currently is no trading market for SpinCo common stock. We expect to apply to have SpinCo’s shares of common stock listed on the                 under the ticker symbol “LYLT.” Assuming that the                 authorizes SpinCo’s common stock for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for SpinCo’s common stock will commence on           , 2021 and will continue up to and including the Distribution Date. We expect the “regular-way” trading of SpinCo’s common stock will begin on the first trading day following the Distribution Date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.
We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect, and have elected, to comply with certain reduced public company reporting requirements for future filings.
Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is           , 2021.
This Information Statement was first mailed to ADS stockholders on or about           , 2021.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83

i

NOT REGARDING THE USE OF CERTAIN TERMS
We use the following terms to refer to the items indicated:
•
“We,” “us,” “our,” “Company,” “Loyalty Ventures Inc.” and “SpinCo,” unless the context otherwise requires, refer to SpinCo, the entity that at the time of the Distribution will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Spin Business, as defined below, and whose shares ADS will distribute in connection with the Separation. Where appropriate in the context, the foregoing terms also include the subsidiaries of this entity; these terms may be used to describe the Spin Business prior to completion of the Separation.

•
The “Spin Business” refers to the business, operations, products, services and activities of ADS’ LoyaltyOne segment. See “Business” for more information.

•
Except where the context otherwise requires, the term “ADS” refers to Alliance Data Systems Corporation, the entity that owns SpinCo prior to the Separation and that after the Separation will be a separately traded public company consisting of its remaining operations.

•
The term “Distribution” refers to the distribution of 81% of the shares of SpinCo common stock owned by ADS to stockholders of ADS as of the record date.

•
The term “Restructuring” refers to the series of transactions, which will result in all of the assets, liabilities and legal entities comprising the Spin Business being owned directly, or indirectly through its subsidiaries, by SpinCo.

•
Except where the context otherwise requires, the term “Separation” refers to the separation of the Spin Business from ADS and the creation of an independent, publicly traded company, SpinCo, through (1) the Restructuring and (2) the Distribution.

•
The term “Distribution Date” means the date on which the Distribution occurs.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections, forecasts or assumptions of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the numerous risks discussed under the caption entitled “Risk Factors.”
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except as required by law, neither ADS nor we are under any duty to update any of these forward-looking statements after the date of this information statement to conform our prior statements to actual results or revised expectations.

iii

SUMMARY
This summary highlights information contained elsewhere in this information statement. This summary does not contain all of the information that you should consider. You should read this entire information statement carefully, especially the risks of owning our common stock discussed under “Risk Factors” and our audited combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the Separation.
Overview
We are a leading provider of tech-enabled, data-driven consumer loyalty solutions. Our solutions are focused on helping partners achieve their strategic and financial objectives, from increased consumer basket size, shopper traffic and frequency and digital reach to enhanced program reporting and analytics. We design our loyalty solutions around specific clients’ needs and goals, which can be both transactional and emotional. The essence of loyalty is derived from a mix of emotions and memory. By activating these unconscious influences, we help financial services providers, retailers and other consumer-facing businesses create and increase customer loyalty across multiple touch points from traditional to digital to mobile and emerging technologies. We own and operate the AIR MILES Reward Program, Canada’s most recognized loyalty program, and Netherlands-based BrandLoyalty, a global provider of purpose-driven, tailor-made campaign-based loyalty solutions for grocers and other high-frequency retailers.
The AIR MILES Reward Program is an end-to-end loyalty platform, combining technology, data/analytics and other solutions to help our clients (who we call sponsors) drive increased engagement by consumers (who we call collectors) with their brand. The AIR MILES Reward Program operates as a full service coalition loyalty program for our sponsors. We provide all marketing, customer service, rewards and redemption management for our sponsors. We typically grant sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program. The AIR MILES Reward Program enables collectors to earn AIR MILES reward miles as they shop across a broad range of sponsors from financial institutions, grocery and liquor, e-commerce, specialty retail, pharmacy, petroleum retail, and home furnishings to hardware, that participate in the AIR MILES Reward Program. These AIR MILES reward miles can be redeemed by collectors for travel, entertainment, experiences, merchandise or other rewards. Through our AIR MILES cash program option, collectors can also instantly redeem their AIR MILES reward miles earned in the AIR MILES cash program option toward in-store purchases at participating sponsors, such as Shell Canada. We estimate approximately two-thirds of Canadian households actively participate in the AIR MILES Reward Program.
BrandLoyalty is a worldwide leader in campaign-based loyalty solutions that positively impact consumer behavior on a mass scale. We pride ourselves on being a business with purpose by connecting high-frequency retailers, supplier partners and consumers to create sustainable solutions for today’s challenges. We design, implement, conduct and evaluate innovative, digitally-enhanced, tailor-made loyalty campaigns. These campaigns are tailored for the specific client and are designed to reward key customer segments based on their spending levels during defined campaign periods. At BrandLoyalty, we aim to let all shoppers feel emotionally connected when they shop at our clients, by designing campaigns with the right mechanics and rewards that instantly change shopping behavior and engender loyalty. The rewards we offer come from top brands with high creative standards such as Disney, Zwilling, and vivo | Villeroy & Boch.
We will be headquartered in Dallas, Texas. At December 31, 2020, we had over 1,400 employees. For the year ended December 31, 2020, we generated $764.8 million in revenues, $75.1 million of net income and $173.4 million in adjusted EBITDA. Upon our separation from ADS, we expect to trade under the ticker symbol “LYLT” on the                 .
Our strategies
Our goal is to accelerate stakeholder value creation through the continued development of loyalty platforms for the tech-forward business and consumer era. We intend to pursue a variety of new omnichannel initiatives, including expanding geographies and verticals; further enriching tech and analytic capabilities; employing sustainable solutions; and seeking additional strategic partnerships.
Attract new clients and grow existing client base
The AIR MILES Reward Program continues to focus on broadening our sponsor base and expanding the network effects of the coalition. We seek to attract new sponsors and deepen existing relationships by enhancing our solutions portfolio. Deployment of enriched marketing and advertising capabilities will further sponsors’ ability to reach and engage collectors, increasing the value proposition for sponsors and reward suppliers alike. Diversifying the sponsor network, including expansion to non-traditional partnerships and alliances, will allow for a stronger and broader ecosystem to capture a larger portion of total consumer spend within the AIR MILES Reward Program. A core advantage to being a part of the AIR MILES Reward Program is the benefit to each partner as the coalition expands.
Similarly, we believe there is market opportunity for BrandLoyalty to grow its client base by adding new grocers in existing markets. Additional opportunity exists in the form of diversification into adjacent segments, such as convenience stores and pharmacies, which are a natural fit for BrandLoyalty due to the high frequency and spend profile of the customer base. Further expansion into new growing verticals like e-commerce and food delivery is also expected to present significant opportunities.
By diversifying and growing our ability to integrate advanced data analytics with marketing and loyalty services, we seek to position ourselves to serve the modern consumer, thus increasing the value proposition for our clients by delivering long-term integrated growth opportunities and ultimately delivering returns for our stakeholders.
Invest in technology to better engage consumers
The AIR MILES Reward Program continues to focus on driving collector engagement to enhance the benefit to the entire coalition of sponsors. The AIR MILES Reward Program has focused on enhancing digital initiatives targeting younger demographic channels as well as the broader collector base as a whole. By providing in-store and mobile access and increasing the relevancy of personalized, targeted, real-time offers, the AIR MILES Reward Program is improving effectiveness of digital campaigns and overall collector engagement. We will continue to invest in technology to deliver new digital products and solutions to improve collector engagement and the sponsor value proposition. An expansive collector and sponsor base results in an expanding database, which can be used to create and monetize new and innovative supplemental solutions for all partners of the ecosystem.
BrandLoyalty has built a first-class technology platform and an array of digital tools, including the Bright Loyalty Platform, the Analytical Framework, StorePal and other features to support its campaign-based loyalty solutions. The Analytical Framework provides full-cycle loyalty program design, real-time feedback and evaluation to adjust programs in progress or apply learnings to future designs. BrandLoyalty’s Bright Loyalty Platform provides shoppers the ability to collect and share points digitally, earn badges, play games, view leaderboards and level up to achieve better status and more exclusive perks. BrandLoyalty also offers StorePal to directly support in-store staff with program execution through state-of-the-art A.I. analysis and collaboration to improve in-store marketing, display placement, staff program knowledge and stock availability.
We believe opportunities exist to leverage the digital loyalty capabilities of BrandLoyalty’s platform and the highly advanced data science platform of the AIR MILES Reward Program to enhance the digital tools and capabilities of both businesses.
Expand into new geographies
We will seek to expand our geographic reach to accelerate growth. Our client-centered approach and almost 30-year operating history has resulted in unique, rich shopper and market data, which we use to generate insights for brands globally. There is substantial opportunity to reach untapped markets across the globe, which will serve as a growth lever in the near-term and solidify sustainable sources of revenue going forward. In the near term, BrandLoyalty expects to increase its presence in the United Kingdom, the United

States and the Nordic region. We also intend to enhance our product offerings and geographic footprint through opportunistic acquisitions that complement our business. We will consider select acquisition opportunities that expand the breadth of our product portfolio, enhance our market positioning and accelerate our presence in attractive geographies, while maintaining alignment with our culture.
Our competitive strengths
Global tech-enabled loyalty leader
Over the past three decades, the AIR MILES Reward Program has built one of the largest loyalty rewards programs in Canada and established itself as a household name. The AIR MILES Reward Program operates as a unique and differentiated coalition loyalty platform. Through our advanced technological capabilities, our sponsors have access to both an extensive scale of customer insights and digital reach, providing a superior understanding of consumer behavior, media response, and trends. As of December 31, 2020, the AIR MILES Reward Program platform extends across 10 million collector accounts, with a sponsor base that covered approximately 80% of the average household spend categories across all regions of Canada. Today, our AIR MILES Reward Program partners with over 300 brands and offers collectors thousands of locations to earn. Our expansive national coverage through sponsor partnerships spans brick & mortar physical locations, online retailers and financial institutions to drive continued value to our collectors and, in turn, added awareness and recognition of the AIR MILES brand. The breadth of sponsors and reward suppliers enables collector engagement on a recurring basis and drives powerful network effects.
BrandLoyalty’s global network spans across 6 continents and 54 countries, partnering with approximately 200 retailers worldwide. BrandLoyalty offers thousands of locations for customers to earn and continues to maintain close relationships with retailers and build its client portfolio through its 20 sales offices. While BrandLoyalty operates centrally, understanding and building relationships in the local market enhances our delivery capability all over the world.
Rich consumer data platforms
Our robust data and analytics platforms utilizing SKU-level transactional data allow for personalized offerings to drive loyalty for retailers. The AIR MILES Reward Program data platform enables the collection and synthesis of thousands of attributes per collector, supporting hundreds of advanced analytic, predictive models and machine learning algorithms. Unique identifiers track spend across hundreds of retail partners and digital properties through almost 30 years of history. Our dataset provides visibility into collector activity across the coalition, supplemented with third party data, to gather a holistic view of the collector profile that enables us to benefit collectors with a more personalized experience and benefits sponsors by driving engagement through more effective, highly-targeted, relevant marketing and personalized campaigns and offers.
The BrandLoyalty data and analytics platform is optimized through a large historical database of campaign insights, extensive shopper research and market intelligence. BrandLoyalty’s proprietary analytical software is designed to maximize campaign performance by analyzing billions of consumer transactions from campaigns across the world to more accurately identify the appropriate consumer segment, reward product and price point for each retailer. Our data analytics support the retailer from start to finish by identifying the right campaign type, providing predictions and insights on campaigns in execution and evaluating campaigns following completion.
Strong technology platforms
Our technology platforms were built to support the services and solutions we deliver with underlying principles of agility, versatility, scalability, and security at every level. Our platforms allow us to design, adapt and optimize loyalty campaigns and deliver better value to our clients. Our platforms provide the ability to automate workflow and target customers in real time and across multiple collector-facing channels. Our data processing platform enables data science, data sharing, product building and model factory capabilities, which turn customer data into meaningful insights. Our traditional marketing and AI capabilities identify and match collectors and deliver personalization at scale through multiple digital channels.

We have opportunities to integrate components of each platform within the other, creating meaningful opportunities to cross-sell the AIR MILES Reward Program and BrandLoyalty solutions. The AIR MILES Reward Program’s data lake, issuance engine, access to rewards and personalization platform combined with BrandLoyalty’s digital platform and campaign-based offerings gives us a unique position from which to offer a full suite of capabilities, both short-term and long-term, globally, while adhering to privacy laws, consumer expectations and client contract terms.
Deep, long-term relationships with clients and sponsors
We have maintained deep, long-standing relationships with large consumer-based businesses, including well-known worldwide brands, such as Shell Canada, Sobeys Inc., Bank of Montreal, Rewe and Albert Heijn.
For the AIR MILES Reward Program, we utilize our large collector base together with our data and analytical capabilities to deepen our existing relationships with our sponsors, some of which have been part of the program for almost 30 years, and continue to drive powerful benefits to collectors in the program. By continuing to engage our collectors with personalized marketing experiences and scaled rewards, our sponsors recognize the significant benefit to staying in the AIR MILES Reward Program and increasing their customer spend (issuance) opportunity. We believe that our success with sponsors and our ability to offer a variety of redemption options, both aspirational and instant, drive the appeal of AIR MILES Reward Program to collectors. By delivering a personalized and seamless digital experience, we provide collectors the ability to earn AIR MILES reward miles across an increasing network of sponsors and by offering them attractive redemption options, we create an efficient sales channel that brings brand awareness to reward suppliers.
At BrandLoyalty, we have had longstanding relationships with both the world’s leading grocery retailers who value our broad portfolio of offerings and full service approach as well as our high-quality rewards suppliers. We believe we have well-established positions with our clients, who have for many years entrusted us to enhance critical relationships with their customers and manage sensitive customer transaction data. We expect our strong client relationships will continue to drive our recurring revenue base, which we believe will contribute to our success and growth. The result is proven sales growth for retailers and strong connections between those retailers, their consumers and our exclusive merchandise and other reward suppliers.
Experienced management team with deep industry expertise
We have a strong executive management team with a proven track record, including decades of demonstrated leadership at the company. Our current executive management team has an average of over 13 years of industry experience. Charles Horn, who will serve as our president and chief executive officer following the Distribution, is currently an executive vice president at ADS and has overseen the LoyaltyOne segment since August 2019, in addition to the oversight of numerous other ADS board initiatives to include service as interim chief executive officer of ADS prior to Mr. Andretta’s appointment. Prior to 2019, Mr. Horn spent nearly a decade in the role of executive vice president and chief financial officer for ADS where his primary responsibilities included providing strategic direction to executive management and the board of directors, as well as evaluation and control of the capital structure of ADS, ensuring the company maintained transparency and consistency in financial reporting and accounting practices across the enterprise while serving as the key contact with the investment community. Blair Cameron will continue to serve as president of the AIR MILES Reward Program, overseeing the entire operations and strategy of the program. Mr. Cameron first joined the AIR MILES Reward Program team over 16 years ago, serving in roles of increasing responsibility. Claudia Mennen will continue to serve as BrandLoyalty’s chief executive officer. Following nearly 10 years of experience at PricewaterhouseCoopers and as chief financial officer and vice president of finance at two other companies, Ms. Mennen joined BrandLoyalty as its chief financial officer in early 2012 before also taking on the role of chief financial officer of the LoyaltyOne segment for ADS in 2018. In 2019, she became chief executive officer of BrandLoyalty, where she has led retail and loyalty strategies and operations.
The Separation
On May 12, 2021, ADS announced a plan to distribute to ADS’ stockholders 81% of the shares of common stock of a newly formed company, SpinCo, that would hold the Spin Business. SpinCo is currently an indirect, wholly-owned subsidiary of ADS and, at the time of the Distribution will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Spin Business.
The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to SpinCo or its subsidiaries in the Restructuring and the distribution of 81% of the outstanding capital stock of SpinCo pro rata to holders of ADS common stock as of the close of business on                 , 2021, the record date for the Distribution. At the effective time of the Distribution, ADS stockholders will receive one share of SpinCo common stock for every                 shares of ADS common stock held on the record date. The Separation is expected to be completed on                 , 2021. Immediately following the Separation, ADS stockholders as of the record date for the Distribution will own 81% of the outstanding shares of common stock of SpinCo. ADS will retain a 19% ownership interest in SpinCo. ADS will vote its SpinCo common stock in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders. ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders.
Before the Distribution, we will enter into a Separation and Distribution Agreement and several other ancillary agreements with ADS to effect the Separation and provide a framework for our relationship with ADS after the Separation. These agreements will provide for the allocation between SpinCo and ADS of ADS’ assets, liabilities and obligations (including with respect to employee matters, intellectual property matters, tax matters and certain other matters). SpinCo and ADS will also enter into a Transition Services Agreement, which will provide for various corporate, administrative and information technology services.
The ADS board of directors believes separating the Spin Business from ADS is in the best interests of ADS and its stockholders and has concluded the Separation will provide ADS and SpinCo with a number of potential opportunities and benefits, including the following:
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Strategic and Management Focus.   Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business, opportunities, market development and geographical focus. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

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Resource Allocation and Capital Deployment.   Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

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Investor Choice.   Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a discrete investment opportunity so that investors interested in companies in our business will have the opportunity to acquire stock of SpinCo.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors — Risks Relating to the Separation” and “The Separation — Conditions to the Distribution” included elsewhere in this information statement.
Corporate information
SpinCo was incorporated in Delaware on June 21, 2021. SpinCo does not currently have any operations, has no assets and is not expected to conduct any operations until the completion of the Restructuring on or prior to the Distribution Date, pursuant to which the Spin Business assets will be contributed to and the

Spin Business liabilities will be assumed by SpinCo in accordance with the Separation and Distribution Agreement and other agreements entered into in connection with the Separation. We are currently in the process of identifying office space for our corporate headquarters in the United States. For the time being, our principal executive offices are located at c/o Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024 and our telephone number is (214) 494-3000. Our website is                 . Our website and the information to be contained therein or connected thereto is not incorporated into this information statement or the registration statement of which it forms a part.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION
Please see “The Separation” for a more detailed description of the matters summarized below.
Q:   Why am I receiving this document?
A:   You are receiving this document because you are a holder of shares of ADS common stock on the record date for the Distribution and, as such, will be entitled to receive shares of SpinCo common stock upon completion of the transactions described in this information statement. We are sending you this document to inform you about the Separation and to provide you with information about SpinCo and its business and operations upon completion of the Separation.
Q:   What do I have to do to participate in the Separation?
A:   Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of SpinCo common stock that you will be entitled to receive upon completion of the Separation. In addition, no stockholder approval will be required for the Separation and therefore you are not being asked to provide a proxy with respect to any of your shares of ADS common stock in connection with the Separation and you should not send us a proxy.
Q:   Why is ADS separating the Spin Business from its other businesses?
A:   The ADS board of directors believes separating our business from ADS’ other business will provide both companies with a number of potential opportunities and benefits, such as enabling (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business, opportunities, market development and geographical focus; (2) each company to allocate resources and deploy capital in a manner consistent with its own priorities; and (3) investors, both current and prospective, to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics.
Q:   What is SpinCo?
A:   SpinCo is a newly formed Delaware corporation that will hold the Spin Business, directly or indirectly through its subsidiaries, and be publicly traded on the                 following the Separation.
Q:   How will ADS accomplish the Separation of SpinCo?
A:   The Separation involves the Restructuring (i.e., the transfer of the assets and liabilities related to the Spin Business to SpinCo or its subsidiaries) and the Distribution (i.e., ADS’ distribution to its stockholders of 81% of the outstanding shares of SpinCo’s common stock). Following this Restructuring and Distribution, SpinCo will be a publicly traded company independent from ADS, and ADS will retain a 19% ownership interest in SpinCo. ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders.
Q:   What will I receive in the Distribution?
A:   At the effective time of the Distribution, you will be entitled to receive one share of SpinCo common stock for every                 shares of ADS common stock held by you on the record date.
Q:   How does my ownership in ADS change as a result of the Separation?
A:   Your ownership of ADS stock will not be affected by the Separation.
Q:   What is the record date for the Distribution?
A:   The record date for the Distribution is           , 2021, and ownership will be determined as of the close of business on that date. When we refer to the record date in this information statement, we are referring to that time and date.
Q:   When will the Distribution occur?

A:   The Distribution is expected to occur on           , 2021.
Q:   As a holder of shares of ADS common stock as of the record date for the Distribution, how will shares of SpinCo be distributed to me?
A:   At the effective time, we will instruct our transfer agent and distribution agent to make book-entry credits for the shares of SpinCo common stock that you are entitled to receive. Since shares of SpinCo common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.
Q:   What if I hold my shares through a broker, bank or other nominee?
A:   ADS stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with SpinCo common stock. For additional information, those stockholders should contact their broker or bank directly.
Q:   Why is no ADS stockholder vote required to approve the Separation and its material terms?
A:   ADS is incorporated in Delaware. Delaware law does not require a stockholder vote to approve the Separation because the Separation will be effected by a stock dividend and does not constitute a sale, lease or exchange of all or substantially all of the assets of ADS.
Q:   How will fractional shares be treated in the Distribution?
A:   You will not receive fractional shares of SpinCo common stock in the Distribution. The distribution agent will aggregate and sell on the open market the fractional shares of SpinCo common stock that would otherwise be issued in the Distribution, and if you would otherwise be entitled to receive a fractional share of SpinCo common stock in connection with the Distribution, you will instead receive the net cash proceeds of the sale attributable to such fractional share.
Q:   What are the U.S. federal income tax consequences to me of the Distribution?
A:   A condition to the closing of the Separation is ADS’ receipt of a private letter ruling from the IRS and an opinion of Davis Polk & Wardwell LLP, to the effect that the Distribution will qualify under the Internal Revenue Code of 1986, as amended (the “Code”), as a transaction that is tax-free to ADS and to its stockholders. On the basis that the Distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Distribution, except with respect to any cash received in lieu of fractional shares. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.
Q:   How will I determine the tax basis I will have in my ADS shares after the Distribution and the SpinCo shares I receive in the Distribution?
A:   Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of ADS common stock and the shares of SpinCo common stock you receive in the Distribution (including any fractional shares for which cash is received) will equal the aggregate basis of ADS common stock held by you immediately before the Distribution. This aggregate basis should be allocated between your shares of ADS common stock and the shares of SpinCo common stock you receive in the Distribution (including any fractional shares for which cash is received) in proportion to the relative fair market value of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”
Q:   How will ADS’ common stock and SpinCo’s common stock trade after the Separation?
A:   There is currently no public market for SpinCo’s common stock. We expect to have SpinCo’s shares of common stock listed on the                 under the ticker symbol “LYLT.” ADS common stock will continue to trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “ADS.”

Q:   If I sell my shares of ADS common stock before or on the Distribution Date, will I still be entitled to receive SpinCo shares in the Distribution with respect to the sold shares?
A:   Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect there will be two markets in ADS common stock: a “regular-way” market and an “ex-distribution” market. Shares of ADS common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of our common stock to be distributed in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of our common stock to be distributed in the Distribution, so that holders who initially sell ADS shares ex-distribution will still be entitled to receive shares of SpinCo common stock even though they have sold their shares of ADS common stock before the Distribution, because the ADS shares were sold after the record date. Therefore, if you owned shares of ADS common stock on the record date and sell those shares on the “regular-way” market before the Distribution Date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the Distribution. If you own shares of ADS common stock as of the close of business on the record date and sell these shares in the “ex-distribution” market on any date up to and including the Distribution Date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of ADS common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your ADS common stock prior to or on the Distribution Date.
Q:   Will I receive a stock certificate for SpinCo shares distributed as a result of the Distribution?
A:   No. Registered holders of ADS common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of SpinCo common stock. For additional information, registered stockholders in the U.S., Canada or Puerto Rico should contact ADS’ transfer agent, Computershare Trust Company, N.A. (“Computershare”), in writing at C/O: Shareholder Services, P.O. Box 505000, Louisville, Kentucky 40233-5000, Toll Free at 1-800-xxx-xxxx or through its website at www.computershare.com/investor. Stockholders from outside the U.S., Canada and Puerto Rico may call                 . See “The Separation—When and How You Will Receive the Distribution of SpinCo’s Shares.”
Q:   Can ADS decide to cancel the Distribution of the SpinCo’s common stock even if all the conditions have been met?
A:   Yes. ADS has the right to terminate, or modify the terms of, the Separation at any time prior to the Distribution, even if all of the conditions to the Distribution are satisfied.
Q:   Do I have appraisal rights?
A:   No, ADS stockholders do not have any appraisal rights in connection with the Separation.
Q:   Will SpinCo incur any debt in connection with the Separation?
A:   Yes. We intend to enter into new financing arrangements in anticipation of the Separation. We expect to incur approximately $      of new debt, which we intend to use the net proceeds to fund a cash transfer to ADS, or one or more of its subsidiaries, as part of the Restructuring. See “The Separation—Incurrence of Debt.”
Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from ADS may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”
Q:   Does SpinCo intend to pay cash dividends?
A:   We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to reduce our debt as well as fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, industry practice and any other factors the board of directors deems relevant. See “Dividend Policy.”
Q:
Will the Separation affect the trading price of my ADS stock?

A:   Yes. The trading price of shares of ADS common stock immediately following the Distribution is expected to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Spin Business. We cannot provide you with any assurance regarding the price at which the ADS shares will trade following the Separation.
Q:   What will happen to outstanding ADS equity compensation awards?
A:   In connection with the Separation, outstanding ADS equity awards will generally be equitably adjusted in a manner that is intended to preserve the aggregate intrinsic value of such awards as of immediately before and after the Distribution.
Specifically, we intend that, in connection with the Separation, (i) outstanding ADS equity awards held by individuals who will continue to be employed by or provide services to ADS will be equitably adjusted to reflect the difference in the value of ADS common stock before and after the Distribution in a manner that is intended to preserve the overall intrinsic value of the awards, and (ii) certain outstanding ADS equity awards held by individuals who are employed by or otherwise providing services to SpinCo, or whose employment or engagement will be transferred to SpinCo in connection with and prior to the Separation,  .
The specific adjustment mechanics will be agreed between SpinCo and ADS and set forth in the Employee Matters Agreement that we intend to enter into with ADS prior to the Separation. See “Treatment of Outstanding Equity Compensation Awards.”
Q:   What will the relationship between ADS and SpinCo be following the Separation?
A:   After the Separation, ADS will retain a 19% ownership interest in SpinCo common stock, while each of ADS and SpinCo will be independent, publicly traded companies with their own management teams and boards of directors. ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders. The chair of ADS’ board is expected to be the chair of SpinCo’s board for a single fixed term of up to three years, subject to IRS approval. In connection with the Separation, we will enter into a number of agreements with ADS that, among other things, govern the Separation and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to our employees, taxes, liabilities and real and intellectual property. See “The Separation—Agreements with ADS.”
Q:   Who is the transfer agent for SpinCo common stock?
A:   Computershare will be the transfer agent for SpinCo common stock. Computershare’s mailing address is C/O: Shareholder Services, P.O. Box 505000, Louisville, Kentucky 40233-5000 and Computershare’s phone number for stockholders in the U.S., Canada or Puerto Rico is Toll Free 1-800-xxx-xxxx and for stockholders from outside the U.S., Canada and Puerto Rico is                 .
Q:   Who is the distribution agent for the Distribution?
A:   Computershare Trust Company, N.A.
Q:   Who can I contact for more information?
A:   If you have questions relating to the mechanics of the distribution of SpinCo shares, you should contact the distribution agent:
Computershare Trust Company, N.A.
C/O: Shareholder Services
P.O. Box 505000

Louisville, Kentucky 40233-5000 United States
Toll-Free: 1-800-xxx-xxxx
International:
Before the Separation, if you have questions relating to the transactions described herein, you should contact ADS at:
Brian Vereb
Alliance Data Systems Corporation
3075 Loyalty Circle
Columbus Ohio 43219
investorrelations@alliancedata.com
After the Separation, if you have questions relating to the transactions described herein, you should contact SpinCo at:
John Chesnut

SUMMARY OF THE SEPARATION
The following is a summary of the material terms of the Separation, including the Restructuring, the Distribution and certain other related transactions.
Distributing Company
ADS, a Delaware corporation. After the Distribution, ADS will retain a 19% ownership interest in SpinCo common stock.
Distributed Company
SpinCo, a Delaware corporation, is a wholly owned subsidiary of ADS and, at the time of the Distribution, will hold, directly or indirectly through its subsidiaries, all of the assets and liabilities of the Spin Business. After the Distribution, SpinCo will be an independent, publicly traded company.
Distributed Company Structure
SpinCo is a parent company. At the time of the Distribution it will own the shares of a number of subsidiaries operating its businesses.
Record Date
The record date for the Distribution is on the close of business on          , 2021.
Distribution Date
The Distribution Date is          , 2021.
Distributed Securities
ADS will distribute 81% of the shares of SpinCo common stock outstanding immediately prior to the Distribution. Based on the approximately          shares of ADS common stock outstanding on          , 2021, and applying the distribution ratio of one share of SpinCo common stock for every          shares of ADS common stock, ADS will distribute approximately          shares of SpinCo common stock to ADS stockholders who hold ADS common stock as of the record date.
Distribution Ratio
Each holder of ADS common stock will receive one share of SpinCo common stock for every          shares of ADS common stock held as of the close of business on               , 2021.
Fractional Shares
ADS will not distribute any fractional shares of SpinCo common stock to ADS stockholders. Instead, as soon as practicable after the Distribution Date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Distribution Method
SpinCo common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this Distribution.
Conditions to the Distribution
The Distribution is subject to the satisfaction or waiver by ADS of the following conditions, as well as other conditions described in this information statement in “The Separation—Conditions to the Distribution”:
•
The board of directors of ADS will have approved the Distribution.

•
The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect, and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, will have been mailed to the holders of ADS common stock as of the record date for the Distribution;

•
Our common stock to be delivered in the Distribution will have been approved for listing on the               , subject to official notice of issuance;

•
ADS will have received a private letter ruling from the IRS and an opinion of Davis Polk & Wardwell LLP, in each case reasonably satisfactory to ADS, to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•
Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operations of our business after the Distribution Date substantially as conducted as of the date of the Separation and Distribution Agreement will have been obtained; and

•
No event or development will have occurred or exist that, in the judgment of the ADS board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation or other transactions contemplated by the Separation and Distribution Agreement or by any of the ancillary agreements contemplated by the Separation and Distribution Agreement.

The fulfillment of the conditions to the Distribution will not create any obligations on ADS’ part to effect the Separation, and the ADS board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
Stock Exchange Listing
We intend to have our shares of common stock authorized for listing on the          under the ticker symbol “LYLT,” subject to official notice of issuance.
Dividend Policy
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the reduction of our debt as well as the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the board of directors deems relevant. For more information, see “Dividend Policy.”
Transfer Agent
Computershare Trust Company, N.A.
U.S. Federal Income Tax
Consequences
A condition to the closing of the Separation is ADS’ receipt of a private letter ruling from the IRS and an opinion of Davis Polk & Wardwell LLP to the effect that the Distribution will qualify under the Code as a transaction that is tax-free to ADS and to its stockholders. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.

SUMMARY RISK FACTORS
We are subject to a number of risks, including risks related to the Separation, including the Restructuring and the Distribution, and other related transactions. The following summary of our principal risks provides an overview of the uncertainty inherent in investing in us presents and is not exhaustive. This summary is qualified in its entirety by reference to the complete description of our risk factors set forth immediately below. Please read “Risk Factors” carefully for a more thorough description of these and other risks. With regard to strategic business risks and our competitive environment, we caution that the pervasive impacts of COVID-19 on the macroeconomic environment will continue to heighten all of our risks for an indeterminate duration.
Risks relating to the separation include failure to realize anticipated benefits, expenditure of limited resources, lack of independent operating history, incurrence of additional debt, discretionary actions of the ADS board of directors, inequitable indemnities, insufficient remedies or markets for our equity securities, conflicts of interest, and potential tax-related liabilities.
•
Our business may be harmed if anticipated benefits from the Separation fail to materialize or their realization is delayed.

•
Without history operating as an independent company, our historical combined financials and unaudited pro forma financial information may not necessarily be representative of the results we would have achieved as an independent, publicly traded company and may not be indicative of our future prospects.

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We may incur significant costs and diversion of executive management and other resources to create the infrastructure necessary to operate as an independent publicly traded company, or experience operational disruptions in connection with the Separation.

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Until the Distribution occurs, the ADS board of directors in its sole discretion may change the terms of the Separation to be less favorable to us.

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Following the Separation, our newly incurred debt obligations may restrict our business, increase our cost of debt funding and/or decrease our overall debt capacity and commercial credit availability.

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Reciprocal indemnifications with ADS in connection with the Separation may not equitably allocate responsibility, may be insufficient to insure us for liabilities incurred or may require us to divert cash to fund obligations to ADS.

•
Without rights to approve or dissenter’s rights in connection with the Separation, ADS stockholders may seek to sell their ADS and/or SpinCo shares, and the post-Distribution value may not equal or exceed the pre-Distribution value and there may not be a sufficient trading market for one or both companies.

•
Certain SpinCo directors, executive officers and other personnel may continue to own significant positions in ADS relative to their assets, giving rise to conflicts of interest during the transition.

•
If the Restructuring, Separation and Distribution fail to qualify as tax-free due to a prior breach of any covenant or representation by us or if we fail to comply with the restrictions placed on us for subsequent periods, we may be responsible for significant tax-related liabilities.

Risks relating to our business strategy, competitive environment and operations include client concentration, loss of sponsors, clients, rewards suppliers or collector engagement, disruptions in reward quality or availability, failure to identify new business opportunities, changes in consumer preference or behavior, potential for data breach or other restrictions on the use of consumer information, operating in complex global legal environments and fluctuations in global economic conditions.
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Our ten largest clients represented just over half of our consolidated revenue in 2020, and BrandLoyalty’s client commitments are not long-term.

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Loss of sponsors, business by our clients, relationships with rewards suppliers or changes in collector redemption amounts or patterns may limit both growth and profitability.

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Airline or travel industry disruptions, including airline competition, market availability, operating restrictions, restructurings or insolvencies, could limit collector engagement in the AIR MILES Reward Program.

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Failure to accurately forecast consumer demand for our BrandLoyalty campaigns could result in excess inventories or inventory shortages.

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Inability to anticipate and respond to market trends and changes in consumer preferences for loyalty program features or rewards could reduce demand for our services.

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Failure of rewards suppliers to deliver in contracted quantities, in a timely manner and meeting quality standards could adversely affect our reputation with sponsors, clients and loyalty program participants.

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Opportunities to grow our business may be limited by inability to identify suitable acquisitions or new business opportunities, or to effectively integrate businesses we acquire.

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Failures in data protection, cyber and information security and protection of intellectual property rights could critically impair our products, services and ability to conduct business as well as expose us to legal claims.

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Consumer protection, data protection and data privacy and security laws restrict functionality that enhance loyalty and marketing program capabilities and their appeal to sponsors, clients and loyalty program participants.

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Complex international laws as well as operating in jurisdictions lacking developed regulatory and legal systems requires extensive effort to manage compliance.

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Global economic factors beyond our control may impact demand for our services and cause fluctuations in foreign currency exchange rates that impact our results of operations.

Risks relating to our indebtedness include maintaining adequate liquidity and servicing our outstanding indebtedness.
•
High levels of indebtedness may restrict our ability to compete, react to changes in our business and incur additional indebtedness to fund future needs.

Risks relating to our common stock include lack of an existing trading market, differences in our profile from that of ADS, restrictive provisions in our charter documents and potential for dilution.
•
No public market currently exists for our common stock, and the market price and trading volume of our common stock may be volatile, making resale of your SpinCo shares at or above the initial market price following the Separation difficult.

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Because our common stock will not be included in the Standard & Poor’s Midcap 400 Index, or other stock indices, and is not expected to pay a recurring dividend, significant amounts of our common stock distributed to current ADS investors with defined investment policies requiring such features will likely need to be sold in the open market where there may not be offsetting demand.

•
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change in control of SpinCo.

•
A large number of our shares are or will be eligible for future sale, which may dilute your percentage ownership in SpinCo and cause the market price of our common stock to decline.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our separation from ADS, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.
Risks relating to the separation
We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•
The Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•
Following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of ADS;

•
Following the Separation, our business will be less diversified than ADS’ business prior to the Separation and also experience a loss of scale and access to certain financial, managerial and professional resources that may have benefited us in the past; and

•
The other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.
We have no history of operating as an independent, publicly traded company, and our historical combined financials and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
Our historical combined and unaudited pro forma combined financial information included in this information statement have been derived from ADS’ consolidated financial statements and accounting records and are not necessarily indicative of our future results of operations, financial condition or cash flows, nor do they reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:
•
Prior to the Separation, our business has been operated by ADS as part of its broader corporate organization, rather than as an independent company. ADS or one of its affiliates provide support for various functions including internal audit, finance, accounting, tax, human resources, procurement, information technology, and public company reporting functions ;

•
Our historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by ADS, and these costs may significantly differ from the comparable expenses we would have incurred as an independent, publicly traded company;

•
Our cost of debt and other capital may significantly differ from that which is reflected in our historical combined financial statements;

•
The historical combined financial information may not fully reflect the costs associated with the Separation, including the costs related to being an independent public company;

•
Our historical combined financial information does not reflect our obligations under the various transitional and other agreements we will enter into with ADS in connection with the Separation; and

•
Currently, our business is integrated with that of ADS and we benefit from ADS’ size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of ADS and some of our customer relationships may be weakened or lost. For example, some of our contract counterparties may have contracted with us because we were part of ADS, and we may have difficulty obtaining favorable terms in our contractual arrangements in the future as a result of our separation from ADS.

We based the pro forma adjustments included in this information statement on available information and assumptions that we believe are reasonable and factually supportable; actual results, however, may vary. In addition, our unaudited pro forma combined financial information included in this information statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or results of operations.
Please refer to “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.
We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.
ADS currently performs all or part of certain corporate functions for us, including internal audit, finance, accounting, tax, human resources, procurement, information technology, and public company reporting functions. The cost of these services allocated to us in our historical combined financial statements was based on management estimates and may not be indicative of the costs had we operated on a standalone basis, independent of ADS. Following the Separation, ADS will continue to provide certain of these services to us on a transitional basis, for a period of up to two years following the Distribution pursuant to a Transition Services Agreement that we will enter into with ADS. See “The Separation—Agreements with ADS—Transition Services Agreement.” ADS may not successfully execute all of these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions are not reflected in our historical combined financial statements. We expect to incur costs beginning in the fourth quarter of 2021 to establish the necessary infrastructure. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, results of operations, financial condition and cash flows.
Furthermore, we may experience certain operational disruptions in connection with the Separation as we transition to operating as an independent public company, including information technology disruptions with respect to our public company reporting functions as certain data, software, information technology hardware and other information technology assets and systems are transitioned or re-allocated between us and ADS, or as we implement new systems or upgrades in connection with such transition. Our ability to effectively manage and meet our public company reporting obligations depends significantly on information technology systems, and any failure, disruption, interruption, malfunction or other issue with respect to such systems could have a material adverse effect on our business and results of operations.

The obligations associated with being a public company will require significant resources and management attention.
Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the                 . As an independent public company, we are required to, among other things:
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Prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules as well as                 requirements;

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Have our own board of directors and committees thereof, which comply with federal securities laws and rules as well as           requirements;

•
Institute our own financial reporting and disclosure compliance functions;

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Establish an investor relations function;

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Establish internal policies and procedures, including those relating to trading in our securities, disclosure controls and procedures and other domestic and international laws and regulations applicable to our business; and

•
Comply with the financial reporting rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act and the Public Company Accounting Oversight Board.

These reporting and other regulatory and compliance obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of ADS. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.
Prior to the Separation, our financial results were included within the consolidated results of ADS, and we were not directly subject to reporting and other requirements of the Exchange Act. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to duplicate information technology infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, tax, treasury and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.
If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely, or prevent or detect fraud, which could have a material adverse effect on our business or the market price of our securities.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Due to our “emerging growth company” status as defined in the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until the later of our second annual report following the completion of the Separation or the date we no longer qualify as an “emerging growth company.” When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by management and by our outside independent registered public accounting firm, and testing of our internal controls over financial reporting by our staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the           , the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the                 , and could have a material adverse effect on our business, financial condition, prospects and results of operations.
Until the Distribution occurs, ADS has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.
Until the Distribution occurs, SpinCo’s business will remain a segment of ADS. Completion of the Separation remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of ADS, including final approval by the ADS board of directors. Additionally, ADS has the sole and absolute discretion to change certain terms of the Separation, including the amount of any cash transfer we make to ADS, the amount of our indebtedness and the allocation of contingent liabilities, which changes could be unfavorable to us. In addition, ADS may decide at any time prior to the completion of the Separation not to proceed with the Separation and Distribution.
In connection with the Separation, ADS will indemnify us for certain liabilities and we will indemnify ADS for certain liabilities. If we are required to act under these indemnities to ADS, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the ADS indemnity may not be sufficient to insure us against the full amount of liabilities for which ADS will be allocated responsibility, and ADS may not be able to satisfy its indemnification obligations to us in the future.
Pursuant to the Separation and Distribution Agreement and other agreements with ADS, ADS will agree to indemnify us for certain liabilities, and we will agree to indemnify ADS for certain liabilities, as discussed further in “The Separation—Agreements with ADS.” Payments that we may be required to provide under indemnities to ADS are not subject to any cap, may be significant and could negatively affect our business, particularly under indemnities relating to our actions that could affect the tax-free nature of the Separation. Third parties could also seek to hold us responsible for any liabilities that ADS has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of ADS following the Separation that arise relating to the operations of the Spin Business during the time that it was a business segment of ADS prior to the Separation, such as certain tax liabilities which relate to periods during which taxes of the Spin Business were reported as a part of ADS; any liabilities retained by ADS which relate to contracts or other obligations entered into jointly by the Spin Business and ADS’ retained business; and any liabilities arising from third-party claims in respect of contracts in which both ADS and the Spin Business supply goods or provide services.
After the Separation, we will only have limited access to the insurance policies maintained by ADS for events occurring prior to the Separation and ADS’ insurers may deny coverage to us under such policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage following the Separation on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.
In connection with the Separation, we will enter into agreements with ADS to address several matters associated with the Separation, including insurance coverage. The Separation and Distribution Agreement will provide that following the Distribution, SpinCo will no longer have insurance coverage under ADS insurance policies in connection with events occurring before, as of or after the Distribution, other than coverage for (i) events occurring prior to the Distribution and covered by occurrence-based policies of ADS as in effect as of the Distribution and (ii) events or acts occurring prior to the Distribution and covered by claims-made policies of ADS as in effect as of the Distribution. However, after the Separation, ADS’ insurers may deny coverage to us for losses associated with occurrences prior to the Separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage. In addition, we will have to obtain our own insurance policies after the Distribution is complete.
Although we expect to have insurance policies in place as of the Distribution that cover certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage, that the cost of such coverage will be similar to those incurred by ADS or that such coverage will be adequate to protect us from costs incurred with certain events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our results of operations, financial condition and cash flows in the future. See “The Separation—Agreements with ADS.”
Transfer or assignment to us of some contracts and other assets will require the consent of a third-party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.
Transfer or assignment of some of the contracts and other assets in connection with the Separation will require the consent of a third-party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third-party to replicate the existing contract or assign the portion of the existing contract related to our business. While we anticipate that most of these contract assignments and new agreements will be obtained prior to the Separation, we may not be able to obtain all required consents or enter into all such new agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek a fee or more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.
We cannot provide assurance that all such required third-party consents and new agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Separation.
After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in ADS.
Because of their current or former positions with ADS, following the Separation, some of our directors, executive officers and other employees may own shares of ADS common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for ADS or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between ADS and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.
The combined post-Distribution value of ADS and SpinCo shares may not equal or exceed the pre-Distribution value of ADS shares.
After the Separation, we expect that ADS common stock will continue to be traded on the NYSE. We expect to apply to list the shares of our common stock on the           . We cannot assure you that the combined trading prices of ADS common stock and our common stock after the Separation, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of ADS common stock prior to the Separation. Until the market has fully evaluated the business of

ADS without our business and potentially thereafter, the price at which ADS common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business operated as an independent, publicly traded company and potentially thereafter, the price at which our common stock trades may fluctuate significantly.
We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with ADS.
The agreements we entered into with ADS in connection with the Separation were negotiated while we were still part of ADS’ business. See “The Separation—Agreements with ADS.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of ADS. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between ADS and us, and arm’s-length negotiations between ADS and an unaffiliated third-party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third-party.
ADS stockholders do not have dissenters’ rights with respect to the Separation.
ADS stockholders do not have any dissenters’ rights in connection with the Separation. Therefore, any ADS stockholders who disagree with the Separation will be left without recourse other than selling their SpinCo and/or ADS shares. Further, such stockholders may be unable to subsequently sell their shares at the prices they desire or at all.
If the Restructuring and Distribution, together with certain related transactions, do not qualify as transactions that are tax-free for U.S. federal income tax purposes or non-U.S. tax purposes, ADS and/or holders of ADS common stock could be subject to significant tax liability.
It is intended that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The consummation of the Separation and the related transactions is conditioned upon the receipt of a private letter ruling from the IRS and opinion of Davis Polk & Wardwell LLP to the effect that such transactions will qualify for this intended tax treatment. In addition, it is intended that the Restructuring steps will qualify as transactions that are tax-free for U.S. federal income tax purposes. The private letter ruling and the opinion will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the private letter ruling does not address all the issues that are relevant to determining whether the Distribution will qualify for tax-free treatment. Notwithstanding the private letter ruling and the opinion, the IRS could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. For more information regarding the private letter ruling and the opinion see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—Private Letter Ruling and Tax Opinion.”
If the Restructuring and Distribution fail to qualify for tax-free treatment, for any reason, ADS and/or holders of ADS common stock would be subject to substantial U.S. federal income taxes as a result of the Restructuring, Distribution and certain related transactions. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Restructuring or Distribution is taxable to ADS as a result of a breach by us of any covenant or representation made by us in the Tax Matters Agreement (as defined below), we will generally be required to indemnify ADS and this indemnification obligation, or the payment thereof, could have a material adverse effect on us.
As described above, it is intended that the Restructuring and Distribution, together with certain related transactions, will qualify as tax-free transactions to ADS and to holders of ADS common stock, except with respect to any cash received in lieu of fractional shares. If the Restructuring, Distribution and/or related transactions are not so treated or are taxable to ADS (see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution”) due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify ADS for all tax-related losses suffered by ADS. In addition, we will not control the resolution of any tax contest relating to taxes suffered by ADS in connection with the Separation, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the Tax Matters Agreement. In the event that ADS suffers tax-related losses in connection with the Separation that must be indemnified by us under the Tax Matters Agreement, the indemnification liability, or the payment thereof, could have a material adverse effect on us.
We will be subject to significant restrictions on our actions following the Separation in order to avoid triggering significant tax-related liabilities.
The Tax Matters Agreement generally will prohibit us from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions, including:
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During the two-year period following the Distribution Date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

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During the two-year period following the Distribution Date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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During the two-year period following the Distribution Date, we may not sell or otherwise issue our common stock in certain circumstances;

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During the two-year period following the Distribution Date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

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During the two-year period following the Distribution Date, we may not amend our articles of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

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More generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes or for non-U.S. tax purposes.

If we take any of the actions above and such actions result in tax-related losses to ADS, we generally will be required to indemnify ADS for such tax-related losses under the Tax Matters Agreement. See “The Separation—Agreements with ADS—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to ADS might discourage, delay or prevent a change of control that our stockholders may consider favorable.

Risks relating to our business strategy and operations
Impacts related to the COVID-19 pandemic are expected to continue to pose risks to our business for the foreseeable future, heighten many of our known risks and may have a material adverse impact on our results of operations, financial condition and liquidity.
Following the declaration by the WHO in the first quarter of 2020 of COVID-19 as a global pandemic and the rapid spread of COVID-19, international, provincial, federal, state and local government or other authorities have instituted certain preventative measures, including border closures, travel bans, prohibitions on group events and gatherings, shutdowns or other operational restrictions on certain businesses, curfews, shelter-in-place orders, quarantines and recommendations to practice social distancing. Certain jurisdictions have begun reopening only to return to more stringent restrictions where increases in COVID-19 cases occur. These restrictions have continued to disrupt economic activity worldwide, resulting in volatility in the global capital markets, instability in the credit and financial markets, reduced commercial and consumer confidence and spending, widespread furloughs and layoffs, closure or restricted operating conditions for retail stores, labor shortages, disruption in supply chains (including availability of raw materials, ability to manufacture goods and delivery of finished products to suppliers and retailers), and near complete cessation of many hospitality and travel industry operations. Even as vaccines are introduced and administered, governmental restrictions are lifted and economies gradually reopen, the ongoing economic impacts, including government economic stimulus, and health concerns associated with the pandemic, the emergence of more transmissible variants and the global availability and efficacy of vaccines, may continue to affect consumer behavior, spending levels and retail preferences.
Specific impacts on our operations and financial results include, but are not limited to, the following:
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Short and long-term difficulties of our retail partners in consumer-based businesses due to restricted foot traffic, limitations of our e-commerce platform, trouble maintaining supply chain integrity for both availability of desired products and delivery to end consumers, and reduced consumer confidence and spending may result in reduced sales for our retail partners.

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Deferral of campaign-based loyalty programs or the inability to source or deliver rewards for these programs across borders may reduce or defer revenue or increase our costs of operations.

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Reduced demand for hospitality, airline and other travel-related rewards within the AIR MILES Reward Program due to the various COVID-19 restrictions negatively impacts redemption revenue as collectors both changed existing reward travel and are unable to schedule future reward travel with any certainty as to the duration of restrictions.

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Volatility in the financial markets may increase our cost of capital and/or limit its availability.

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Increased operational risk, including impacts to our data, customer care center and other network integrity and availability in addition to heightened cybercriminal activity and other cyberfraud risk, may affect our ability to timely and effectively meet the needs of our sponsors, collectors, retailers or other consumers across our lines of business.

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Increased risks to the health and safety of our associates and that of our third-party vendors may impact our ability to maintain service levels for our partners.

Despite the emergence of vaccines, surges in COVID-19 cases, including variants of the strain, may cause people to self-quarantine or governments to shut down nonessential businesses again. The broad availability of COVID-19 vaccines globally and the willingness of individuals to be vaccinated are difficult to predict. The pace and shape of the COVID-19 recovery as well as the impact and extent of potential resurgences is not presently known. We continue to evaluate the nature and extent of changes to the market and economic conditions related to the COVID-19 pandemic and current and potential impact on our business and financial position. However, given the dynamic nature of this situation, we cannot reasonably estimate the impacts of COVID-19 on our future results of operations or cash flows at this time.

To the extent the COVID-19 pandemic continues to adversely affect our business, results of operations, financial condition and liquidity, many of the other risks described in this “Risk Factors” section may also be heightened.
Our 10 largest clients represented 55% and 46%, respectively, of our combined revenue for the years ended December 31, 2020 and 2019, and the loss of any of these clients could cause a significant reduction in our combined revenue.
We depend on a limited number of large clients for a significant portion of our combined revenue. Our 10 largest clients represented approximately 55% and 46%, respectively, of our combined revenue during the years ended December 31, 2020 and 2019. The Bank of Montreal represented approximately 15% and 12% of our combined revenue during these same respective periods. Our contract with Bank of Montreal expires in 2023, subject to further automatic renewals as well as certain rights of either party to terminate following notice of default and cure provisions. A decrease in revenue from any of our significant clients, including Bank of Montreal, for any reason, including a decrease in pricing or activity, or a decision either to utilize another service provider or to no longer procure the services we provide, could have a material adverse effect on our combined revenue.
If redemptions by the AIR MILES Reward Program collectors are greater than expected, or if the costs related to redemption of AIR MILES reward miles increase, our profitability could be adversely affected.
Although our AIR MILES reward miles do not expire with the exception of cases of inactivity, as described in “Management’s Discussion and Analysis—Discussion of Critical Accounting Estimates,” a portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of AIR MILES reward miles not expected to be redeemed is known as “breakage.”
Breakage is based on management’s estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure, the introduction of new program options and changes to rewards offered. If there is any significant change in or failure by management to reasonably estimate breakage, or if actual redemptions are greater than our estimates, our profitability could be adversely affected. The AIR MILES Reward Program also exposes us to risks arising from potentially increasing reward costs. Our profitability could be adversely affected if costs related to redemption of AIR MILES reward miles increase. A 10% increase in the cost of redemptions would have resulted in a decrease in pre-tax income of $21.6 million for the year ended December 31, 2020.
The loss of our most active AIR MILES Reward Program collectors could adversely affect our growth and profitability.
Our most active AIR MILES Reward Program collectors drive a disproportionately large percentage of our AIR MILES reward miles issued. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors. The continued appeal of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to both existing and future collectors and to offer rewards that are both attainable and attractive.
Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.
Air travel is one of the appeals of the AIR MILES Reward Program to collectors. If one or more of our airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors’ demands for airline tickets. Tickets or other travel arrangements, if available, could be more expensive than a comparable airline ticket under our current supply agreements with existing suppliers, and the routes offered by other airlines or travel services may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs, and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, including, but not limited to, the current impacts of COVID-19, political instability, terrorist acts or war, some collectors could determine that air travel is too dangerous, burdensome or otherwise undesirable. Consequently, collectors might forego redeeming AIR MILES reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our business, results of operations, financial condition and liquidity.
Our BrandLoyalty business does not generally have long-term agreements with its clients.
Our agreements for BrandLoyalty campaigns are generally short-term and must be renegotiated for each campaign. As a result, our relationship with our BrandLoyalty clients may change on short notice. Future agreements with respect to volume, pricing or new campaign rewards, among other things, are subject to negotiation with each client for each campaign. No assurance can be given that our clients will continue to do business with us at prior levels, if at all, and the loss of campaigns from certain retailers could have a material adverse effect on our business, results of operations, financial condition and liquidity.
If we fail to accurately forecast consumer demand for our BrandLoyalty campaigns we could experience excess inventories or inventory shortages, which could result in reduced operating margins and cash flows and adversely affect our business.
To meet anticipated demand for our campaign rewards, BrandLoyalty sources rewards inventory from key manufacturers and other suppliers in advance of client programs. There is a risk we may be unable to sell excess products ordered from manufacturers. Inventory levels in excess of consumer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could have a material adverse effect on our operating results, financial condition and cash flows. For example, in the year ended December 31, 2019, BrandLoyalty wrote down inventory by $18.4 million for the discontinuance of certain campaign rewards product lines. Conversely, if we underestimate consumer demand for our campaign rewards or if our key suppliers fail to timely supply campaign rewards, BrandLoyalty may experience inventory shortages. Inventory shortages might delay shipments or the ability to offer or the success of campaign-based loyalty programs, negatively impacting retailer and consumer relationships. A failure to accurately predict the level of demand for our campaign rewards could adversely affect BrandLoyalty’s business, results of operations, financial condition and liquidity.
Our AIR MILES Reward Program and BrandLoyalty businesses rely on relationships with the sponsors and rewards suppliers, respectively, with which we partner and a failure to maintain or renew relationships with our sponsors and suppliers could negatively affect our revenues and profitability.
The success of each of our AIR MILES Reward Program and BrandLoyalty businesses is dependent on maintaining relationships with their respective sponsors and rewards suppliers. These relationships are governed by agreements with fixed terms and varying provisions regarding termination, ranging from notice to events of default and cure. If we are unable to maintain or renew our relationships with our most significant sponsors and reward suppliers, the value proposition for sponsors and collectors in the AIR MILES Reward Program coalition and demand for BrandLoyalty’s campaign-based loyalty programs may be impacted; further, our sponsors and clients may elect an alternative provider for their loyalty programs, each of which could have a material adverse effect on our business, results of operations, financial condition and liquidity.
Competition in the markets for the services that we offer is intense and we expect it to intensify.
The markets for our loyalty program products and services are highly competitive and we expect the continued evolution of loyalty products and services, including the technological capabilities associated therewith, and competition to provide the same to intensify. We generally compete with advertising and other promotional and loyalty programs, both traditional and online, for a portion of a client’s total marketing budget. Competition may intensify as more competitors enter our market. Competitors may target our sponsors, collectors, clients and their consumers as well as draw rewards from our rewards suppliers. The continued attractiveness of our loyalty and rewards programs will also depend on our ability to remain affiliated with sponsors and clients that are desirable to consumers and to offer rewards that are both attainable and attractive. Our ability to generate significant revenue from sponsors and clients will depend on our ability to differentiate ourselves through the loyalty program products and services we provide and the attractiveness of our programs to collectors and consumers, including our ability to adapt to new or even disruptive technological developments. We may not be able to continue to compete successfully against current and emerging loyalty program providers in our space.
Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.
Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in market trends and consumer preference for loyalty programs, their rewards and the associated technological capabilities. We must continually adapt our services to evolving distribution channels, relentlessly pursue a favorable mix of reward options, successfully manage our inventories, and consistently update and refine our approach with respect to how and where we offer our loyalty programs and services, including our ability to adapt to new or even disruptive technological developments. For example, within our AIR MILES Reward Program, failure to drive innovation to meet the evolving needs of sponsors and collectors with competitive program design and reward elements that offer sufficient flexibility to permit different segments of sponsors and collectors to reward their customers, meet their service expectations or offer desired rewards to remain their preferred loyalty program will limit engagement with the program. Engagement and issuance growth from current sponsors and collectors provides the necessary momentum to be successful expanding to new sponsors and collectors. Within BrandLoyalty, consumer preference and behavior evolve with the latest commercial trends and the popularity of characters and shows. This progression requires BrandLoyalty to constantly adapt its offering — to innovate and invest to maintain the relevance and strength of its campaign-based loyalty programs and associated rewards. Failure to do so could have a material adverse effect on our results of operations and financial condition.
The failure of our rewards suppliers to deliver products and services at contracted service levels or standards or in sufficient quantities and in a timely manner could adversely affect our relationship with our sponsors and clients, our reputation with loyalty program participants, and the financial results of our business.
The success of our loyalty programs requires that collectors redeeming AIR MILES reward miles and consumers seeking BrandLoyalty rewards receive timely delivery of any product or access of any service that constitutes the reward. The failure of our rewards suppliers to deliver products and services at contracted service levels or standards or in sufficient quantities and in a timely manner could adversely affect our relationship with our sponsors and clients and our reputation with loyalty program participants. BrandLoyalty works with contractors outside of the United States to manufacture or contract to manufacture certain reward products. We have in the past, and may in the future face unanticipated interruptions and delays. In that respect, we are subject to risks related to supply chains on a global scale, including industrial accidents, environmental events, strikes and other labor disputes, disruption in information systems, political instability, rapid changes in trade regulations or enforcement, shipping or other customs delays, product quality control, safety and environmental compliance issues and other regulatory issues, as well as natural disasters, global or local health crises international conflicts, terrorist acts and other external factors over which we have no control, such as closures or restricted operating conditions for manufacturers and the resultant supply chain disruptions. Any delay in the provision of rewards could damage our reputation, leading to a decrease in participation in our loyalty programs. We may also be required to find alternative, more expensive suppliers at short notice or otherwise incur other expenses to remediate the delay or failure in performance by the supplier. In addition, if a third party vendor fails to meet contractual requirements, such as compliance with our code of conduct, applicable laws or regulations and standards, including environmental, health and safety standards as well as product safety standards, our business operations could suffer economic or reputational harm that could result in an adverse effect on the financial results of our business.

Economic factors beyond our control, and changes in the global economic environment, including fluctuations in inflation and currency exchange rates, could result in lower revenues, higher costs and reduced operating margins and earnings.
Downturns in the economy or the performance of retailers, due to economic factors beyond our control including the impact of COVID-19, may result in a decrease in the demand for our products and services. Virtually all of our loyalty program services are sold outside of the United States, and we conduct purchase and sale transactions in multiple currencies, which exposes our results to the volatility of global economic conditions, including inflation and fluctuations in foreign currency exchange rates. Additionally, there has been, and may continue to be, volatility in currency exchange rates as a result of the United Kingdom’s exit from the European Union, commonly referred to as “Brexit” or new or proposed U.S. policy changes that impact the U.S. Dollar value relative to other international currencies. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses could be affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company’s foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our rewards products by making their purchases of raw materials more expensive and more difficult to finance. Foreign currency fluctuations have adversely affected and could continue to have an adverse effect on our results of operations and financial condition.
We may hedge certain foreign currency exposures to lessen and delay, but not to completely eliminate, the effects of foreign currency fluctuations on our financial results. Since the hedging activities are designed to lessen volatility, they not only reduce the negative impact of a stronger U.S. Dollar or other trading currency, but they also reduce the positive impact of a weaker U.S. Dollar or other trading currency. Our future financial results could be significantly affected by the value of the U.S. Dollar in relation to the foreign currencies in which we conduct business. The degree to which our financial results are affected for any given time period will depend in part upon our hedging activities.
If we fail to identify suitable acquisitions or new business opportunities, or to effectively integrate the businesses we acquire it could negatively affect our business.
We believe that acquisitions and the identification and pursuit of new business opportunities will be a component of our growth strategy. However, we may not be able to locate and secure future acquisition candidates or to identify and implement new business opportunities on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates or accretive new business opportunities, our growth could be limited.
In addition, there are numerous risks associated with acquisitions and the implementation of new businesses, including, but not limited to:
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the difficulty and expense that we incur in connection with the acquisition or new business opportunity;

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the inability to satisfy pre-closing conditions preventing consummation of the acquisition or new business opportunity;

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the potential for adverse consequences when conforming the acquired company’s accounting policies to ours;

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the diversion of management’s attention from other business concerns;

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the potential loss of customers or key employees of the acquired company;

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the impact on our financial condition due to the timing of the acquisition or new business implementation or the failure of the acquired or new business to meet operating expectations;

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the assumption of unknown liabilities of the acquired company;

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the uncertainty of achieving expected benefits of an acquisition including revenue, human resources, technological or other cost savings, operating efficiencies or synergies;

Furthermore, if the operations of an acquired or new business do not meet expectations, our profitability may decline and we may seek to restructure the acquired business or to impair the value of some or all of the assets of the acquired or new business.
Risks related to information technology, cybersecurity and privacy matters
Loss of data center or cloud computing capacity, interruption due to cyber-attacks, loss of network connectivity or inability to utilize proprietary software of third-party vendors could affect our ability to timely meet the needs of our clients and their customers.
Our ability, and that of our third-party service providers, to protect our data centers against damage, loss or performance degradation from fire, power loss, network failure, cyber-attacks, including ransomware or denial of service attacks, and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large amounts of data as well as periodically expand and upgrade our technology capabilities. Any damage to our data centers or cloud computing environments, or those of our third-party service providers, any failure of our network links that interrupts our operations or any impairment of our ability to use our software or the proprietary software of third party vendors, including impairments due to cyber-attacks, could adversely affect our ability to meet our clients’ needs and their confidence in utilizing us for future services.
Failure to safeguard data could affect our reputation and may expose us to legal claims.
Information security risks for those businesses like us that hold and rely on large amounts of data continue to increase. Although we have extensive physical and cyber security controls and associated procedures, our networks have in the past been, and in the future may be, subject to unauthorized access or access attempts. In such instances of unauthorized access or access attempts, the integrity of our data has been and may again be affected. Should our sponsors, collectors, or our customers or their consumers, have security and privacy concerns that lead them to resist providing the personal data necessary to support our loyalty and marketing programs, our business would be negatively impacted. In addition, any unauthorized release of customer information or any public perception that we released consumer information without authorization could subject us to legal claims or regulatory enforcement actions.
Legislation relating to consumer privacy and data security may affect our ability to collect data that we use in providing our loyalty and marketing services, which, among other things, could negatively affect our ability to satisfy our clients’ needs.
Data protection and consumer privacy laws and regulations continue to evolve, increasing restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation or industry regulations pertaining to consumer, public or private sector privacy issues could have a material adverse impact on our marketing services, including placing restrictions upon the collection, sharing and use of information that is currently legally permissible.
In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Similar measures were implemented in Canada beginning September 1, 2008. Regulations in both the United States and Canada give consumers the ability to “opt out,” through a national do-not-call registry and state do-not-call registries, of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. These regulations could limit our ability to provide services and information to our clients. Failure to comply with these regulations could have a negative impact on our reputation and subject us to significant penalties. Further, the Federal Communications Commission has approved interpretations of rules related to the federal Telephone Consumer Protection Act defining robo-calls broadly, which may affect our ability to contact customers and may increase our litigation exposure.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender.
In the United States, California enacted the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020. The CCPA provides individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of consumers and households. The CCPA requires disclosures to consumers about companies’ data collection, use and sharing practices; provides consumers ways to opt-out of certain sales or transfers of personal information; and provides consumers with additional causes of action. The CCPA prohibits companies from discriminating against consumers who have opted out of the sale of their personal information, subject to a narrow exception. The CCPA provides for certain monetary penalties and for enforcement of the statute by the California Attorney General or by consumers whose rights under the law are not observed. It also provides for damages, as well as injunctive or declaratory relief, if there has been unauthorized access, theft or disclosure of personal information due to failure to implement reasonable security procedures.
In November 2020, California voters passed Proposition 24, known as the California Privacy Rights Act or CPRA. The CPRA, which will amend existing CCPA requirements, and goes into effect in most meaningful respects on January 1, 2023 with a one-year lookback period, includes limitations on the sharing of personal information for cross context behavioral advertising and the use of “sensitive” personal information; the creation of a new correction right; and the establishment of a new agency to enforce California privacy law.
The enactment of the CCPA is prompting similar legislative developments in other states in the United States, creating the potential for a patchwork of overlapping but different state laws. These developments could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, comprehensive privacy statutes that share similarities with the CCPA and CPRA and are set to become effective on January 1, 2023 and July 1, 2023, respectively. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of consumer data for marketing purposes or otherwise, and there remains increased interest at the federal level as well, including two federal privacy regulations introduced in Congress in late 2020.
In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, requires an organization to obtain a consumer’s consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily “opt-out” from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers “opting-out” at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles. The Government of Canada has tabled the Digital Charter Implementation Act to modernize Canada’s existing private sector privacy law (PIPEDA).
Canada’s Anti-Spam Legislation, or CASL, may restrict our ability to send “commercial electronic messages,” defined to include text, sound, voice and image messages to email, or similar accounts, where the primary purpose is advertising or promoting a commercial product or service to our customers and prospective customers. CASL requires, in part, that a sender have consent to send a commercial electronic message, and provide the customers with an opportunity to opt out from receiving future commercial electronic email messages from the sender.
On May 25, 2018, the General Data Protection Regulation, or GDPR, a European Union-wide legal framework to govern data collection, use and sharing and related consumer privacy rights came into force. The GDPR replaced the European Union Directive 95/46/EC and applies to and binds the EU Member States and the European Economic Area countries, which includes a total of 30 countries. The GDPR details greater compliance obligations on organizations, including the implementation of a number of processes and policies around data collection and use. These, and other terms of the GDPR, could limit our ability to provide services and information to our customers. In addition, the GDPR includes significant penalties for non-compliance.
In general, the GDPR, and other European Union and Member State specific privacy and data governance laws, could also lead to adaptation of our technologies or practices to satisfy local privacy requirements and standards that may be more stringent than in the U.S. Similarly, it is possible that in the future, U.S. and foreign jurisdictions may adopt legislation or regulations that impair our ability to effectively track consumers’ use of our advertising services, such as the FTC’s proposed “Do-Not-Track” standard or other legislation or regulations similar to EU Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” which directs EU Member States to ensure that accessing personal information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent. Changes in technology from technology manufacturers and web browser providers, like Apple and Google, may also impact our tracking abilities and advertising services.
In July 2020, the Court of Justice of the European Union, or CJEU, ruled the EU-US Privacy Shield Framework, one of the primary safeguards that allowed U.S. companies to import personal data from the EU to the U.S., was invalid. The CJEU’s decision also raised questions about whether the most commonly used mechanism for cross-border transfers of personal data out of the European Economic Area, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the EU to the U.S. or other third countries the European Commission has determined do not provide adequate data protections under their laws. On June 4, 2021, the European Commission adopted new Standard Contractual Clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new Standard Contractual Clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. Additionally, other countries outside of the EU have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in the EU will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity.
On January 31, 2020, the United Kingdom left the European Union and entered into a Brexit transition period. Following December 31, 2020, and the expiry of transitional arrangements between the UK and EU, the data protection obligations provided in the GDPR continue to apply to UK-related processing of personal data in substantially unvaried form under the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of UK law by virtue of section 3 of the EU (Withdrawal) Act 2018, as amended). However, going forward, there is increasing risk for divergence in application, interpretation and enforcement of the data protection laws as between the UK and EU.
In addition to the jurisdictions noted above, there is also rapid development of new privacy laws and regulations elsewhere around the globe, including amendments of existing data protection laws, to the scope of such laws and penalties for noncompliance. Failure to comply with these international data protection laws and regulations could have a negative impact on our reputation and subject us to significant penalties.
While all 50 U.S. states and the District of Columbia have enacted data breach notification laws, there is currently no such U.S. federal law generally applicable to our businesses. Data breach notification legislation and regulations relating to mandatory reporting came into force in Canada on November 1, 2018. Data breach notification laws have been proposed widely and exist in other specific countries and jurisdictions in which we conduct business. Legislative and regulatory measures, such as mandatory breach notification provisions, impose, among other elements, strict requirements on reporting time frames and providing notice to individuals.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify or restrict our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, damages, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks related to other legal and regulatory matters
Legislation relating to consumer protection may affect our ability to provide our loyalty and marketing services, which, among other things, could negatively affect our ability to satisfy our clients’ needs.
The enactment of new or amended legislation or industry regulations pertaining to consumer protection, or any failure to comply with such changes, could have a material adverse impact on our loyalty and marketing services. Such changes could result in a negative impact to our reputation, an adverse effect on our profitability or an increase in our litigation exposure.
For example, Ontario’s Protecting Rewards Points Act (Consumer Protection Amendment), 2016, and additional related regulations, prohibit suppliers from entering into or amending consumer agreements to provide for the expiry of rewards points due to the passage of time alone, while permitting the expiry of rewards points if the underlying consumer agreement is terminated and that agreement provides that reward points expire upon termination. Similar legislation pertaining to the expiry of rewards points due to the passage of time alone is also in effect in Quebec as well as limitations on changes to the valuation of rewards points.
Our failure to protect our intellectual property rights may harm our competitive position, litigation to protect our intellectual property rights or defend against third party allegations of infringement or license violations may be costly, any of which could negatively impact our business, results of operations and profitability.
Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may also assert claims for infringement or violation of the terms of a license agreement to which we are a party against us. Any claims and an adverse determination in any resulting litigation could subject us to significant liability for damages and require us to either design around a third party’s patent or license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and resources. Further, our competitors or other third parties may independently design around or develop similar technology, or otherwise duplicate our services or products in a way that would preclude us from asserting our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property or confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure, any of which could result in liability to us and negatively impact our business, results of operations, financial condition and profitability.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.
We are involved, from time to time, in litigation, other legal claims, regulatory actions or other proceedings or actions by governmental authorities involving matters associated with or incidental to our business in the ordinary course, including, among other things, matters involving customer or vendor disputes, breaches of contractual obligations, class actions or purported class actions, trademark and other intellectual property protection and licensing disputes, import/export regulations, taxation, and employment matters. The resolution of currently pending matters could subject us to significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished earnings and damage to our reputation. We contest liability and/or the amount of damages as appropriate in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period.
We are subject to risks related to our international operations.
We maintain significant operations internationally, operating in greater than 50 countries. As of December 31, 2020, substantially all of our revenues and long-lived assets were attributable to our operations outside the United States. Our international operations are subject to many risks and uncertainties, including:
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fluctuations in foreign currency exchange rates, which have affected and may in the future affect our results of operations, reported earnings, the value of our foreign assets, the relative prices at which we and foreign competitors offer solutions in the same markets and the cost of certain inventory and non-inventory items required by our operations;

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changes in foreign laws, regulations and policies, including restrictions on foreign investment, trade, import and export license requirements, quotas, trade barriers and other protection measures imposed by foreign countries, as well as changes in U.S. laws and regulations relating to tariffs and taxes, foreign trade and investment by our international operations;

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lack of a developed legal system, elevated levels of corruption, strict currency controls, adverse tax consequences or foreign ownership requirements, difficult or lengthy regulatory approvals, or lack of enforcement for non-compete agreements in certain jurisdictions;

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difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex, and potentially conflicting, domestic and international laws, treaties and regulations, including the European Union’s General Data Protection Regulation (“GDPR”), the U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.K. Bribery Act 2010 (“UKBA”) and different regulatory structures and changes in regulatory environments;

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potentially reduced protection for, and difficulty enforcing, intellectual property rights, especially in jurisdictions that do not respect and protect intellectual property rights to the same extent as the United States;

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failure to effectively and immediately implement processes and policies across our diverse operations and employee base;

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adverse weather conditions, social, economic and geopolitical conditions, such as political instability, environmental hazards, natural disasters, terrorist attacks, war or other military action or violent revolution;

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significant health hazards or pandemics, which could result in closed factories, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in certain areas;

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industry and contractual standards that are specific by region and which may generate different or additional business risk to operate; and

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disruption due to labor disputes.

We are also subject to the interpretation and enforcement by governmental agencies of international laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, import and export license requirements, privacy and data protection laws, and tariffs and taxes, which may require us to adjust our operations in certain markets where we do business. We face legal and regulatory risks in all jurisdictions where we operate; in particular, we cannot predict with certainty the outcome of various contingencies or the impact that pending or future legislative and regulatory changes may have on our business.
Furthermore, our extensive international operations may result in violations, or allegations of violations, of the FCPA, UKBA or CFPOA and similar international anti-bribery laws, which could adversely affect our reputation and business. These laws generally prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business. As part of our business, we or our partners may do business with state-owned enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA, UKBA or CFPOA. There can be no assurance that our policies, procedures, training and compliance programs will effectively prevent violation of all U.S. and international laws and regulations with which we are required to comply. Violations of such laws and regulations, or any of the other factors outlined above, could subject us to penalties that could adversely affect our reputation, business, financial condition or results of operations.
Risks relating to our indebtedness
Our level of indebtedness could materially adversely affect our ability to generate sufficient cash to repay our outstanding debt, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future need.
We will have a high level of indebtedness, which requires a high level of interest and principal payments. Subject to the limits contained in our debt instruments, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of indebtedness could intensify. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our higher level of indebtedness, combined with our other financial obligations and contractual commitments, could:
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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions or other new business and other corporate purposes;

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increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage or require us to dispose of assets to raise funds if needed for working capital;

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limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other new business and other corporate purposes;

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delay investments and capital expenditures;

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cause any refinancing of our indebtedness to be at higher interest rates and require us to comply with more onerous covenants, which could further restrict our business operations; and

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prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control.

Restrictions imposed by the agreements governing our outstanding or future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.
The terms of the agreements governing our debt limit us and our subsidiaries from engaging in specified types of transactions. These covenants limit our and our subsidiaries’ ability, among other things, to:
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incur additional debt;

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declare or pay dividends, redeem stock or make other distributions to stockholders

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make investments;

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create liens or use assets as security in other transactions;

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merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

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enter into transactions with affiliates;

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sell or transfer certain assets; and

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enter into any consensual encumbrance or restriction on the ability of certain of our subsidiaries to pay dividends or make loans or sell assets to us.

As a result of these covenants and restrictions, we may be limited in how we conduct our business and we may be unable to raise additional indebtedness to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Risks relating to our common stock
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.
Prior to the Separation, there will have been no trading market for shares of our common stock. An active trading market may not develop or be sustained for our common stock after the Separation, and we cannot predict the prices at which our common stock will trade after the Separation. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:
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Our different profile from ADS, such as not being included in Standard & Poor’s Midcap 400 Index or similar index, not paying a recurring dividend and not being a financial institution;

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Fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

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Failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

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Announcements by us or our sponsors, clients, suppliers or competitors;

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Changes in market valuations or earnings of other companies in our industry;

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Changes in laws or regulations which adversely affect our industry or us;

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General economic, industry and stock market conditions;

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Future significant sales of our common stock by our stockholders or the perception in the market of such sales;

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Future issuances of our common stock by us; and

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The other factors described in these “Risk Factors” and elsewhere in this information statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth company status will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.
Upon completion of the Separation, we estimate that we will have outstanding an aggregate of approximately                 shares of our common stock (based on shares of ADS common stock outstanding on           , 2021). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions of Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately           shares of our common stock immediately following the Separation. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Separation. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the Separation. In addition, other ADS stockholders may sell the shares of our common stock they receive in the Separation for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment profile.
Because our common stock will not be included in the Standard & Poor’s Midcap 400 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.
A portion of ADS’ outstanding common stock is held by index funds tied to the Standard & Poor’s Midcap 400 Index and other stock indices. Based on a review of publicly available information as of                 , 2021, we believe approximately    % of ADS’ outstanding common stock is held by index funds. Because our common stock will not be included in the Standard & Poor’s Midcap 400 Index, and it may not be included in other stock indices at the time of the Separation, index funds currently holding shares of ADS common stock will likely be required to sell the shares of our common stock they receive in the

Separation. There may not be sufficient buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the Separation and, as a result, the price of our common stock could be adversely affected.
Provisions in our amended and restated articles of incorporation and amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change in control of SpinCo.
The existence of certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and Delaware law could discourage, delay or prevent a change in control of SpinCo that a stockholder may consider favorable. These include provisions:
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Providing for a classified board of directors;

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Providing that our directors may be removed by our stockholders only for cause while our board is classified;

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Providing that the removal of our directors without cause after our board is de-classified must be approved by the holders of at least   % of the voting power of SpinCo;

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Providing the right to our board of directors to issue one or more classes or series of preferred stock without stockholder approval;

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Authorizing a large number of shares of stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

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Prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and

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Establishing advance notice and other requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”
Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation that may be initiated by our stockholder and will contain an exclusive federal forum provision for certain claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.
Pursuant to our amended and restated bylaws, as will be in effect upon the completion of the Separation, unless we consent in writing to the selection of an alternative forum, a state court located within the state of Delaware (or, if no state court located within the state of Delaware has jurisdiction, the federal court for the district of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our directors or officers or other employees or agents to us or to our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against us or any of our directors or officers or other employees or agents arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law. Our amended and restated bylaws provide that the foregoing Delaware exclusive forum provisions do not apply to any action asserting claims under the Exchange Act or the Securities Act. The forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.
For claims brought under the Securities Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our articles will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Application of our Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. This provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or the rules and regulations thereunder.
The Federal Forum Provision described above is intended to apply to the fullest extent permitted by law. However, the enforceability of forum selection provisions in the governing documents of other companies has been challenged in legal proceedings, and it is possible that a court could find the Federal Forum Provision to be inapplicable or unenforceable with respect to actions arising under the Securities Act.
Your percentage ownership in SpinCo may be diluted in the future.
In the future, your percentage ownership in SpinCo may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers and employees. Our compensation committee may grant additional equity awards to our employees after the Separation. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.
In addition, our amended and restated articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock — Preferred Stock.”
Our common stock is and will be subordinate to all of our future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.
Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our board of directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders, if any.
We cannot assure you that our board of directors will declare dividends in the foreseeable future.
We do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and the terms of our outstanding indebtedness. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein.

THE SEPARATION
General
On May 12, 2021, ADS announced that it was moving forward with a plan to distribute to ADS’ stockholders 81% of the shares of common stock of SpinCo through the Separation, including the Restructuring and the Distribution. SpinCo is currently a wholly owned subsidiary of ADS and, at the time of the Distribution, ADS will hold, through its subsidiaries, the assets and liabilities associated with the Spin Business. The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to SpinCo or its subsidiaries through the Restructuring and the distribution of 81% of the outstanding capital stock of SpinCo to holders of ADS common stock on the record date of           , 2021 through the Distribution. At the effective time of the Distribution, ADS stockholders will receive one share of SpinCo common stock for every                 shares of ADS common stock held on the record date. The Separation is expected to be completed on           , 2021. Immediately following the Separation, ADS stockholders as of the record date will own 81% of the outstanding shares of common stock of SpinCo. ADS will retain a 19% ownership interest in SpinCo. ADS will vote its SpinCo common stock in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders. ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders.
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with ADS after the Separation. These agreements will provide for the allocation between us and ADS of the assets, liabilities and obligations of ADS and its subsidiaries, and will govern the relationship between SpinCo and ADS after the Separation. At the Effective Time and subject to IRS approval, the chair of the board of ADS will be the chair of the Company’s board. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with ADS include:
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A Tax Matters Agreement;

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A Transition Services Agreement; and

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An Employee Matters Agreement.

The Separation as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “— Conditions to the Distribution” below. We cannot provide any assurances that ADS will complete the Separation.
Reasons for the Separation
The ADS board of directors believes separating the Spin Business from ADS is in the best interests of ADS and its stockholders and has concluded the Separation will provide ADS and SpinCo with a number of potential opportunities and benefits, including the following:
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Strategic and Management Focus.   Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities, market development and geographical focus. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its unique business.

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Resource Allocation and Capital Deployment.   Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.
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Investor Choice.   Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those differences. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in companies in the loyalty space will have the opportunity to acquire stock of SpinCo while those focused on financial institutions may acquire stock of ADS.

The financial terms of the Separation, including the new indebtedness expected to be incurred by SpinCo or entities that are, or will become, prior to the completion of the Separation, subsidiaries of SpinCo, and the amount of the cash transfer to ADS has been, or will be, determined by the ADS board of directors based on a variety of factors, including establishing an appropriate pro forma capitalization for SpinCo as a stand-alone company considering the historical earnings of the Spin Business and the level of indebtedness relative to earnings of comparable companies.
The number of shares you will receive
For every                 shares of ADS common stock you own as of the close of business on           , 2021, the record date for the Distribution, you will receive one share of SpinCo common stock on the Distribution Date for the Separation.
Treatment of fractional shares
The distribution agent will not distribute any fractional shares of our common stock to ADS stockholders. Instead, as soon as practicable on or after the Distribution Date for the Separation, the distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—The Distribution.”
When and how you will receive the distribution of SpinCo shares
ADS will distribute the shares of our common stock on           , 2021 to holders of record as of the close of business on the record date for the Distribution. The Distribution is expected to be completed following the market closing on the Distribution Date for the Separation. ADS’ transfer agent and registrar, Computershare, will serve as transfer agent and registrar for the SpinCo common stock and as distribution agent in connection with the Distribution.
If you own ADS common stock as of the close of business on the record date for the Distribution, the shares of SpinCo common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date for the Separation, to your account as follows:
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Registered Stockholders.   If you own your shares of ADS stock directly, either in book-entry form through an account at Computershare and/or if you hold paper stock certificates, you will receive your shares of SpinCo common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as will be the case in the Distribution.

On or shortly after the Distribution Date for the Separation, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo common stock that have been registered in book-entry form in your name.
Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in “Summary — Questions and Answers About the Separation” in this information statement.
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Beneficial Stockholders.   Many ADS stockholders hold their shares of ADS common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ADS common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of SpinCo common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation
After the Separation, we will be an independent, publicly traded company that directly or indirectly holds the assets and liabilities of the Spin Business. Immediately following the Separation, we expect to have approximately                 stockholders of record, based on the number of registered stockholders of ADS common stock on           , 2021, applying a distribution ratio of one share of our common stock for every           shares of ADS common stock. We expect to have approximately                 shares of SpinCo common stock outstanding. The actual number of shares to be distributed will be determined on the record date.
Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with ADS to effect the Separation and provide a framework for our relationship with ADS after the Separation. These agreements will provide for the allocation between SpinCo and ADS of ADS’ assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters and tax matters). At the Effective Time and subject to IRS approval, the chair of the board of ADS will be the chair of the Company’s board.
For a more detailed description of these agreements, see “—Agreements with ADS” below. The Separation will not affect the number of outstanding shares of ADS common stock or any rights of ADS stockholders.
Incurrence of debt
We intend to enter into new financing arrangements in anticipation of the Separation. We expect to incur approximately $      of new debt, which we intend to use to the net proceeds to fund a cash transfer to ADS as part of the Restructuring, which ADS will use to pay down a portion of the outstanding term loans under its credit agreement.
Material U.S. federal income tax consequences of the Distribution
The following is a discussion of the material U.S. federal income tax consequences of the Distribution to U.S. Holders (as defined below) of ADS common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADS common stock that is for U.S. federal income tax purposes:
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A citizen or resident of the U.S.;

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A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state therein or the District of Columbia; or

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An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the Distribution to U.S. Holders that hold ADS common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:
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A financial institution, regulated investment company or insurance company;

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A tax-exempt organization;

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A dealer or broker in securities, commodities or foreign currencies;

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A stockholder that holds ADS common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

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A stockholder that holds ADS common stock in a tax-deferred account, such as an individual retirement account; or

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A stockholder that acquired ADS common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds ADS common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding ADS common stock should consult its tax advisor.
A U.S. Holder who acquired different blocks of ADS common stock at different times and at different prices generally must apply the rules described in the following sections separately to each identifiable block of shares of ADS common stock. A U.S. Holder who holds ADS common stock with differing bases or holding periods should consult its tax adviser.
This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the Distribution. Accordingly, each holder of ADS common stock should consult his, her or its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Distribution to such holder.
Private letter ruling and tax opinion
The consummation of the Separation, along with certain related transactions, is conditioned upon the receipt of a private letter ruling from the IRS. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, ADS will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the Distribution satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by ADS that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.
The consummation of the Separation, along with certain related transactions, is further conditioned upon the receipt of opinion of Davis Polk & Wardwell LLP substantially to the effect that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, which we refer to as the “Tax Opinion.” In rendering the Tax Opinion to be given as of the closing of the Separation, which we refer to as the “Closing Tax Opinion,” Davis Polk & Wardwell LLP will rely on (i) customary representations and covenants made by us and ADS, including those contained in certificates of officers of us and ADS, and (ii) specified assumptions, including an assumption regarding the completion of the Separation and certain related transactions in the manner contemplated by the transaction agreements. In addition, Davis Polk & Wardwell’s ability to provide the Closing Tax Opinion will depend on the absence of changes in existing facts or law between the date of this information statement and the closing date of the Distribution. If any of the representations, covenants or assumptions on which Davis Polk & Wardwell LLP will rely is inaccurate, Davis Polk & Wardwell LLP may not be able to provide the Closing Tax Opinion or the tax consequences of the Separation could differ from those described below. The opinion of Davis Polk & Wardwell LLP does not preclude the IRS or the courts from adopting a contrary position.
The Distribution
Assuming that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, and that the Restructuring steps will qualify as transactions that are tax-free for U.S. federal income tax purposes, in general, for U.S. federal income tax purposes:
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The Separation will not result in the recognition of income, gain or loss to ADS or us;

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No gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of ADS common stock upon the receipt of our common stock in the Distribution;

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The aggregate tax basis of the shares of our common stock (including fractional shares deemed received and exchanged for cash, as described below) distributed in the Distribution to a U.S. Holder of ADS common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of ADS common stock immediately before such Distribution between such ADS common stock and our common stock in proportion to the relative fair market value of each immediately following the Distribution;

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The holding period of any shares of our common stock received by a U.S. Holder of ADS common stock in the Distribution will include the holding period of the shares of ADS common stock held by a U.S. Holder prior to the Distribution; and

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A U.S. Holder of ADS common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADS common stock is more than one year as of the closing date of the Distribution.

In general, if the Distribution, together with certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the Distribution will be treated as a taxable dividend to holders of ADS common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of ADS’ earnings and profits. In addition, if the Separation does not qualify as a tax-free transaction, ADS will recognize taxable gain, which could result in significant tax to ADS.
Even if the Separation were otherwise to qualify as a tax-free transaction, the Distribution will be taxable to ADS under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of ADS or our common stock is acquired as part of a plan or series of related transactions that includes the Distribution. If Section 355(e) applies as a result of such an acquisition, ADS would recognize taxable gain as described above, but the Distribution would generally be tax-free to you. Under some circumstances, the Tax Matters Agreement would require us to indemnify ADS for the tax liability associated with the taxable gain. See “—Agreements with ADS—Tax Matters Agreement.”
Under the Tax Matters Agreement, we will generally be required to indemnify ADS for the resulting taxes in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “—Agreements with ADS—Tax Matters

Agreement”). If the Separation were to be taxable to ADS, the liability for payment of such tax by ADS or by us under the Tax Matters Agreement could have a material adverse effect on ADS or us, as the case may be.
Information reporting and backup withholding
U.S. Treasury regulations generally require holders who own at least 5% of the total outstanding stock of ADS (by vote or value) and who receive our common stock pursuant to the Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. ADS and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of ADS common stock in lieu of fractional shares of our common stock in the Distribution may be subject to information reporting. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.
Appraisal rights
No ADS stockholder will have any appraisal rights in connection with the Separation.
Listing and trading of our common stock
As of the date of this information statement, there is no public market for our common stock. We expect to apply for listing of our common stock on the                 under the ticker symbol “LYLT.”
Trading between record date and Distribution Date
Beginning on the record date for the Distribution and continuing up to and including the Distribution Date for the Separation, we expect there will be two markets in ADS common stock: a “regular-way” market and an “ex-distribution” market. Shares of ADS common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of SpinCo common stock in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of SpinCo common stock in the Distribution. Therefore, if you sell shares of ADS common stock in the “regular-way” market after the close of business on the record date for the Distribution and up to and including through the Distribution Date, you will be selling your right to receive shares of SpinCo common stock in the Distribution. If you own shares of ADS common stock as of the close of business on the record date for the Distribution and sell those shares in the “ex-distribution” market, up to and including through the Distribution Date, you will still receive the shares of SpinCo common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of ADS common stock that you sold.
Furthermore, beginning on           , 2021 and continuing up to and including the Distribution Date for the Separation, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of SpinCo common stock that will be distributed to ADS stockholders on the Distribution Date. If you own shares of ADS common stock as of the close of business on the record date, you would be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of SpinCo common stock, without trading the shares of ADS common stock you own, in the “when-issued” market. On the first trading day following the Distribution Date, we expect “when- issued” trading with respect to SpinCo common stock will end and “regular-way” trading in SpinCo common stock will begin.

Conditions to the Distribution
We expect the Distribution will be effective on           , 2021, the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions will have been satisfied or waived by ADS in its sole discretion:
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The Separation-related restructuring transactions contemplated by the Separation and Distribution Agreement (the “Restructuring Transactions”) and the consummation of certain new SpinCo financing arrangements contemplated by the Separation and Distribution Agreement will each have been completed;

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The ADS board of directors will have approved the Distribution and will not have abandoned the Distribution or terminated the Separation and Distribution Agreement at any time prior to the Distribution;

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The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, will have been mailed to the holders of ADS common stock as of the record date for the Distribution;

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All actions and filings necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken and, where applicable, become effective or accepted;

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Our common stock to be delivered in the Distribution will have been approved for listing on the           , subject to official notice of issuance;

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The SpinCo board of directors, as named in this information statement, will have been duly appointed;

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Each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

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ADS will have received a private letter ruling from the IRS and an opinion of Davis Polk & Wardwell LLP (each of which will not have been revoked or modified in any material respect), in each case reasonably satisfactory to ADS, to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

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No applicable law will have been adopted, promulgated or issued that prohibits the consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement;

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Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operation of the Spin Business after the Distribution substantially as conducted as of the date of the Separation and Distribution Agreement will have been obtained;

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No event or development will have occurred or exist that, in the judgment of the ADS board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or other transactions contemplated by the Separation and Distribution Agreement; and

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Certain necessary actions to complete the Separation will have occurred, including (a) the amended and restated articles of incorporation and amended and restated bylaws of SpinCo, in substantially the form attached as exhibits to the registration statement of which this information statement forms a part, will be in effect and (b) ADS will have entered into a distribution agent agreement with a distribution agent or otherwise provided instructions to a distribution agent regarding the Distribution.

The fulfillment of the foregoing conditions will not create any obligations on ADS’ part to effect the Separation, and the ADS board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
Agreements with ADS
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with ADS to effect the Separation and provide a framework for our relationships with ADS after the Separation. These agreements will provide for the allocation between us and ADS of the assets, liabilities and obligations of ADS and its subsidiaries, and will govern the relationships between SpinCo and ADS subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters and tax matters).
In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our Separation from ADS and the distribution of our shares of common stock to ADS stockholders), these agreements include, among others:
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A Tax Matters Agreement;

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A Transition Services Agreement; and

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An Employee Matters Agreement.

The forms of the principal agreements described below have been filed as exhibits to the registration statement of which this information statement forms a part. The following descriptions of these agreements are summaries of the material terms of these agreements.
The Separation and Distribution Agreement
The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include ADS’ and our agreements relating to the restructuring steps to be taken to complete the Separation, the assets and rights to be transferred, liabilities to be assumed and related matters.
Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for ADS and us to transfer specified assets between the companies that will operate the Spin Business after the Distribution, on the one hand, and ADS’ remaining businesses, on the other hand. The Separation and Distribution Agreement will require ADS and us to use reasonable efforts to obtain consents, approvals and amendments required to assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.
Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the distribution for the Separation, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action as may be reasonably requested by the party to which such asset is to be transferred, or by whom such liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the Distribution.
The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by ADS prior to the completion of the Separation, which are described further above in “—Conditions to the Distribution.” In addition, ADS will have the right to determine the date and terms of the Separation, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of ADS’ retained businesses with ADS. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.
Tax Matters Agreement
In connection with the Separation, we and ADS will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of the failure of the Distribution (and certain related transactions) to qualify for tax-free treatment for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.
In general, the Tax Matters Agreement will govern the rights and obligations that we and ADS have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, ADS generally will be responsible for all of our pre-closing income taxes that are reported on combined tax returns with ADS or any of its affiliates. We will generally be responsible for all other income taxes and all non-income taxes primarily related to SpinCo that are due and payable after the Separation.
The Tax Matters Agreement will further provide that:
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Without duplication for our indemnification obligations described in the prior paragraph, we will generally indemnify ADS against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant or representation made in the Tax Matters Agreement; and

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ADS will indemnify us against taxes for which ADS is responsible under the Tax Matters Agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.
Further, the Tax Matters Agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Separation and certain related transactions to fail to qualify for their intended tax treatment, including:
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During the two-year period following the Distribution Date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

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During the two-year period following the Distribution Date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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During the two-year period following the Distribution Date, we may not sell or otherwise issue our common stock in certain circumstances;

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During the two-year period following the Distribution Date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

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During the two-year period following the Distribution Date, we may not amend our articles of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

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More generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes or non-U.S. tax purposes.

In the event that the Separation and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and ADS is subject to tax as a result of such failure, the Tax Matters Agreement will determine whether ADS must be indemnified for any such tax by us. As a general matter, under the terms of the Tax Matters Agreement, we are required to indemnify ADS for any tax-related losses in connection with the Separation due to any action by us or any of our subsidiaries following the Separation. Therefore, in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify ADS for the resulting taxes.
Transition Services Agreement
The Transition Services Agreement will set forth the terms on which ADS will provide to us, and we will provide to ADS, on a transitional basis, certain services or functions that the companies historically have shared. Transition services will include various corporate, administrative and information technology services. The Transition Services Agreement will provide for the provision of specified transition services, generally for a period of up to two years following the Distribution. Compensation for transition services will be determined using an internal cost allocation methodology based on cost or cost plus a margin.
Employee Matters Agreement
We intend to enter into an Employee Matters Agreement with ADS prior to the Separation that will govern each company’s respective compensation and benefit obligations with respect to current and former employees, directors and consultants. The Employee Matters Agreement will set forth general principles relating to employee matters in connection with the Separation, such as the placement of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and duplication or acceleration of benefits.
The Employee Matters Agreement generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs with ADS retaining liabilities (both pre- and post-Distribution) and responsibilities with respect to ADS participants who will remain with ADS and SpinCo assuming liabilities and responsibilities with respect to participants who will transfer to SpinCo in connection with the Separation. The Employee Matters Agreement will provide that, following the Distribution, SpinCo active employees generally will no longer participate in benefit plans sponsored or maintained by ADS and will commence participation in SpinCo benefit plans.
The Employee Matters Agreement will also provide that (i) the Distribution does not constitute a change in control under ADS’ plans, programs, agreements or arrangements and (ii) the Distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under applicable plans, programs, agreements or arrangements.
Transferability of shares of our common stock
The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the Separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of ADS on the Distribution Date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately                 shares of our common stock immediately following the Separation. See “Ownership of Common Stock by Certain Beneficial Owners and Management” included elsewhere in this information statement. Our affiliates may sell shares of our common stock received in the Distribution only:

•
Under a registration statement that the SEC has declared effective under the Securities Act; or

•
Under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

•
In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•
One percent of our common stock then outstanding; or

•
The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.
Reason for furnishing this information statement
This information statement is being furnished solely to provide information to ADS stockholders who are entitled to receive shares of our common stock in the Distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither ADS nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to pay down our outstanding indebtedness and fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the board of directors deems relevant. In addition, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash and equivalents and our capitalization as of December 31, 2020 on a historical and pro forma basis to give effect to the Separation, the incurrence of debt and other matters, as discussed in “The Separation.”
The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Separation and the agreements which define our relationship with ADS after the completion of the Separation. In addition, such adjustments are estimates and may not prove to be accurate.
You should read the information in the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the related notes included elsewhere in this information statement.
We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on December 31, 2020 and is not necessarily indicative of our future capitalization or financial condition.
	As of December 31, 2020
	Actual	Pro Forma (Unaudited)
	(In thousands, except share amounts)
Cash and equivalents	$278,841	$
Indebtedness:
Short-term:
Short-term borrowings	—
Long-term:
Long-term debt	—
Total indebtedness	—
Equity:
Common stock, par value $0.01; shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in-capital	—
Parent’s net investment	1,093,920
Accumulated other comprehensive income	381
Total equity	$1,094,301	$
Total capitalization	$1,094,301	$
We have not yet finalized our post-Distribution capitalization. We will have cash on hand in an amount to be determined at or prior to the time of the Distribution. We expect that at the time of the Distribution, we will have significant third-party indebtedness. We intend to update our financial information to reflect our post-Distribution capitalization in a subsequent amendment to this information statement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The unaudited pro forma combined financial statements (the “Unaudited Pro Forma Combined Financial Statements”) of SpinCo presented below have been derived from the historical combined financial statements (the “Combined Financial Statements”) of SpinCo included elsewhere in this information statement. The pro forma information gives effect to the Separation and Distribution, the incurrence of debt and other related transactions outlined below. The pro forma adjustments include but are not limited to:
•
the effect of SpinCo’s anticipated post-separation capital structure, including the incurrence of indebtedness of approximately $      ;

•
the distribution of shares of SpinCo’s common stock by ADS to its stockholders and the elimination of the Parent’s net investment; and

•
the impact of, and transactions contemplated by, the Separation Agreement and the other transaction agreements to be entered into by ADS and SpinCo in connection with the Separation and Distribution.

It is preliminarily estimated that the costs related to the Separation to be incurred during SpinCo’s transition to being a stand-alone public company will be approximately $      million to $      million and will be paid by ADS.
The following unaudited pro forma condensed combined financial statements give effect to the Separation and related adjustments in accordance with Article 11 of the Securities and Exchange Commission’s Regulations S-X. The pro forma adjustments are based on available information and assumptions that SpinCo’s management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Combined Financial Statements of SpinCo also includes certain adjustments that give effect to autonomous entity adjustments which are necessary to reflect the operations and financial positions of SpinCo as an autonomous entity.
The unaudited pro forma combined statement of operations (the “Unaudited Pro Forma Combined Statement of Operations”) of SpinCo for the fiscal year ended December 31, 2020 has been prepared as though the Separation and Distribution occurred on January 1, 2020. The unaudited pro forma combined balance sheet (the “Unaudited Pro Forma Combined Balance Sheet”) of SpinCo as of December 31, 2020 has been prepared as though the Separation and Distribution occurred on December 31, 2020. The Unaudited Pro Forma Combined Financial Statements of SpinCo are for illustrative purposes only, and do not reflect what SpinCo’s financial position and results of operations would have been had the Separation and Distribution occurred on the dates indicated and are not necessarily indicative of SpinCo’s future financial position and future results of operations.
The Unaudited Pro Forma Combined Financial Statements of SpinCo should be read in conjunction with the Combined Financial Statements of SpinCo and accompanying notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The Unaudited Pro Forma Combined Financial Statements of SpinCo constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this information statement.

Unaudited Pro Forma Combined Statement of Operations of SpinCo
	For The Year Ended December 31, 2020
	Historical	Pro Forma Adjustments		Adjusted
	(in thousands)
Revenues
Redemption, net	$473,067	$		$
Services	264,050
Other	27,689
Total revenue	764,806
Operating expenses
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	587,615
General and administrative	14,315
Depreciation and other amortization	28,988
Amortization of purchased intangibles	48,953
Total operating expenses	679,871
Operating income	84,935
Gain on sale of a business	(10,876)
Interest (income) expense, net	(834)		(a)
Income before income taxes and loss from investment in unconsolidated subsidiaries	96,645
Provision (benefit) for income taxes	21,324		(c)
Loss from investment in unconsolidated subsidiaries – related party, net of tax	246
Net income	$75,075	$		$
Pro forma earnings per share
Basic			(d)
Diluted			(d)
Pro forma weighted average shares outstanding:
Basic
Diluted
See Notes to Unaudited Pro Forma Combined Financial Statements of SpinCo.

Unaudited Pro Forma Combined Balance Sheet of SpinCo
	As of December 31, 2020
	Historical	Pro Forma Adjustments		Adjusted
	(in thousands)
ASSETS
Cash and cash equivalents	$278,841	$	(b)
Accounts receivable, net	270,559
Inventories, net	164,306
Redemption settlement assets, restricted	693,461
Other current assets	23,000
Total current assets	1,430,167
Property and equipment, net	97,916
Right of use assets – operating	113,870
Deferred tax asset, net	70,137
Intangible assets, net	5,097
Goodwill	735,898
Investment in unconsolidated subsidiaries – related party	854
Other non-current assets	4,125		(b)
Total assets	$2,458,064	$
LIABILITIES AND EQUITY
Accounts payable	$74,818	$	(g)
Accrued expenses	67,056
Deferred revenue	898,475
Current operating lease liabilities	9,942
Current portion of long-term and other debt	—		(b)
Other current liabilities	64,990
Total current liabilities	1,115,281
Deferred revenue	105,544
Long-term operating lease liabilities	117,648
Long-term and other debt	—		(b)
Other liabilities	25,290
Total liabilities	1,363,763
Commitments and contingencies
Stockholders’ equity:
Common stock	—		(e)
Additional paid-in capital	—		(f)
Parent’s net investment	1,093,920		(f)
Accumulated other comprehensive income (loss)	381
Total equity	1,094,301
Total liabilities and equity	$2,458,064	$
See Notes to Unaudited Pro Forma Combined Financial Statements of SpinCo.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF SPINCO
a.
Reflects interest expense related to $      million of indebtedness that SpinCo expects to enter into in connection with the Separation and Distribution and amortization of anticipated financing fees of $      million to be paid by SpinCo. The expected interest rate on the debt is approximately           . SpinCo estimates that interest expense would have been $      million for the year ended December 31, 2020. Interest expense may be higher or lower if SpinCo’s actual interest rate changes. SpinCo estimates that amortization of the financing fees would have been $      million for the year ended December 31, 2020.

b.
Reflects $      million of borrowings expected to be incurred in connection with the Separation net of anticipated financing fees to be paid by SpinCo of $      million. The financing fees related to the debt are shown as a reduction to long-term debt, net of the current portion. SpinCo plans to dividend the net proceeds of $      million to ADS in connection with the Separation and Distribution. SpinCo also intends to enter into a $      million revolving credit facility to support our business after consummation of the Separation and Distribution, but does not expect to draw on this facility immediately. The financing fees related to the revolving credit facility are reflected as another non-current asset in the Unaudited Pro Forma Combined Balance Sheet of SpinCo.

c.
Reflects the tax effects of the pro forma adjustments to pre-tax income at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of SpinCo could be different (either higher or lower) depending on activities subsequent to the distribution.

d.
The number of SpinCo common shares used to compute basic earnings per share for the year ended December 31, 2020 is based on the number of ADS shares outstanding on December 31, 2020, assuming a distribution ratio of one share of SpinCo for every           share of ADS. The number of ADS shares used to determine the assumed distribution reflects the ADS shares outstanding as of the balance sheet date, which is the most current information as of the date of those financial statements. While the actual future impact of potential dilution from SpinCo shares related to equity awards granted to SpinCo’s employees under ADS share-based plans will depend on various factors, pro forma diluted shares outstanding were not adjusted as SpinCo does not currently have an estimate of the future dilutive impact.

e.
Reflects                 shares with a par value of $0.01 per share. This number of shares is based on the number of ADS shares outstanding as of December 31, 2020 and an expected distribution ratio of one share of SpinCo for every           shares of ADS.

f.
Represents the elimination of Parent’s net investment and adjustments to capital in excess of par value.

g.
Reflects the tax effects of pro forma adjustments on tax-sensitive assets and liabilities based on the applicable statutory income tax rates in the respective jurisdictions. Further, it reflects adjustments to (i) net operating loss carryforwards which will not transfer with SpinCo upon the separation and distribution and (ii) uncertain tax positions for which ADS will continue to be legally liable upon the separation and distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and the notes thereto, included elsewhere in this information statement, as well as the information presented under “Unaudited Pro Forma Combined Financial Statements,” and “Business.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this information statement. See in particular “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
We are a leading provider of tech-enabled, data-driven consumer loyalty solutions. Our solutions are focused on helping partners achieve their strategic and financial objectives, from increased consumer basket size, shopper traffic and frequency and digital reach to enhanced program reporting and analytics. We design our loyalty solutions around specific clients’ needs and goals, which can be both transactional and emotional. The essence of loyalty is derived from a mix of emotions and memory. By activating these unconscious influences, we help financial services providers, retailers and other consumer-facing businesses create and increase customer loyalty across multiple touch points from traditional to digital to mobile and emerging technologies. We own and operate the AIR MILES Reward Program, Canada’s most recognized loyalty program, and Netherlands-based BrandLoyalty, a global provider of purpose-driven, tailor-made campaign-based loyalty solutions for grocers and other high-frequency retailers.
The AIR MILES Reward Program is an end-to-end loyalty platform, combining technology, data/analytics and other solutions to help our clients (who we call sponsors) drive increased engagement by consumers (who we call collectors) with their brand. The AIR MILES Reward Program operates as a full service coalition loyalty program for our sponsors. We provide all marketing, customer service, rewards and redemption management for our sponsors. We typically grant sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program. The AIR MILES Reward Program enables collectors to earn AIR MILES reward miles as they shop across a broad range of sponsors from financial institutions, grocery and liquor, e-commerce, specialty retail, pharmacy, petroleum retail, and home furnishings to hardware, that participate in the AIR MILES Reward Program. These AIR MILES reward miles can be redeemed by collectors for travel, entertainment, experiences, merchandise or other rewards. Through our AIR MILES cash program option, collectors can also instantly redeem their AIR MILES reward miles earned in the AIR MILES cash program option toward in-store purchases at participating sponsors, such as Shell Canada. We estimate approximately two-thirds of Canadian households actively participate in the AIR MILES Reward Program.
BrandLoyalty is a worldwide leader in campaign-based loyalty solutions that positively impact consumer behavior on a mass scale. We pride ourselves on being a business with purpose by connecting high-frequency retailers, supplier partners and consumers to create sustainable solutions for today’s challenges. We design, implement, conduct and evaluate innovative, digitally-enhanced, tailor-made loyalty campaigns. These campaigns are tailored for the specific client and are designed to reward key customer segments based on their spending levels during defined campaign periods. At BrandLoyalty, we aim to let all shoppers feel emotionally connected when they shop at our clients, by designing campaigns with the right mechanics and rewards that instantly change shopping behavior and engender loyalty. The rewards we offer come from top brands with high creative standards such as Disney, Zwilling, and vivo | Villeroy & Boch.
Background
On May 12, 2021, ADS announced the repositioning of ADS through the spinoff of the Spin Business from its remaining businesses to create an independent, publicly traded company. Directly or indirectly through our subsidiaries, we will hold the assets and liabilities of the Spin Business after the Separation. Each holder of ADS common stock will receive one share of common stock of SpinCo for every shares of ADS common stock held as of the close of business on the record date for the Distribution. Following the Separation, we will be an independent, publicly traded company, and ADS will retain a 19% interest in us. For additional information, see “The Separation.” ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders.
Basis of presentation
We have historically operated as part of ADS and not as a standalone company, and we were a reportable segment of ADS. Combined financial statements representing the historical operations of SpinCo’s business have been derived from the historical accounting records of ADS and are presented on a carve-out basis. Our combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The combined financial statements may not be indicative of future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had we operated as an independent, publicly traded company during the periods presented, particularly because of changes we expect to experience in the future as a result of the Separation, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.
The cash and equivalents held by ADS at the corporate level are not specifically identifiable and therefore have not been reflected in the combined balance sheet. ADS’ third-party long-term debt and the related interest expense have not been allocated for any of the periods presented as it was not the legal obligor of such debt.
All revenues and expenses as well as assets and liabilities directly associated with the business activity of the SpinCo business are included in the combined financial statements. The combined financial statements also include allocations of certain general and administrative expenses from ADS. ADS allocated $14.3 million, $14.8 million and $14.0 million of corporate overhead costs that directly or indirectly benefit SpinCo’s business for the years ended December 31, 2020, 2019 and 2018, respectively that are included in general and administrative expense within our combined statements of income. These assessments relate to information technology, finance, accounting, tax services, human resources, and other functional support. These allocations were determined based on management estimates on the number of employees and non-employee costs associated with the use of these functions by us and may not be indicative of the costs that we would otherwise incur on a standalone basis or had we operated independently of ADS.
COVID-19
Following the declaration by the WHO in the first quarter of 2020 of COVID-19 as a global pandemic and the rapid spread of COVID-19, international, provincial, federal, state and local government or other authorities have imposed varying degrees of restrictions on social and commercial activity in an effort to improve health and safety. As the global COVID-19 pandemic has continued to evolve, our priority has been and continues to be, the health and safety of our employees, with the vast majority of our employees continuing to work from home.
The effects of the COVID-19 pandemic negatively impacted our results of operations and year-over-year comparisons. For the year ended December 31, 2020, AIR MILES reward miles issuances and redemptions declined largely due to the downturn in the travel market as a result of the pandemic and related restrictions such as border closures repressing travel-related redemptions. The AIR MILES Reward Program continues to pivot the rewards portfolio to emphasize more non-travel options, aiming to drive higher merchandise redemptions. In addition, the AIR MILES Reward Program is working with airline partners to plan for the increasing return of airline travel during the second half of 2021. At BrandLoyalty, new program activity is increasing with consumers actively engaged in loyalty campaigns, with particular success in products focused on the home. However, both the uncertainty remaining with the U.K. and many

Asian and European countries still subject to varying degrees of restrictions as well as recent disruptions to port services in southern China amid COVID-19 resurgences exacerbating already challenged global supply chain conditions, could negatively impact our results of operations in the second half of 2021.
Despite the roll-out of vaccines, surges in COVID-19 cases, including variants of the strain, may cause people to self-quarantine or governments to shut down nonessential businesses again. The broad availability of COVID-19 vaccines and the willingness of individuals to be vaccinated are difficult to predict. The pace and shape of the COVID-19 recovery as well as the impact and extent of potential resurgences is not presently known. We continue to evaluate the nature and extent of changes to the market and economic conditions related to the COVID-19 pandemic and current and potential impact on our business and financial position. However, given the dynamic nature of this situation, we cannot reasonably estimate the impacts of COVID-19 on our future results of operations or cash flows at this time.
Results of operations
	Years Ended December 31,			% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
	(in thousands, except percentages)
Revenues
Redemption, net	$473,067	$637,321	$676,279	(26)%	(6)%
Services	264,050	367,647	368,170	(28)	—
Other	27,689	28,163	23,929	(2)	18
Total revenue	764,806	1,033,131	1,068,378	(26)	(3)
Operating expenses
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	587,615	847,552	824,203	(31)	3
General and administrative	14,315	14,823	14,049	(3)	6
Depreciation and other amortization	28,988	32,152	32,585	(10)	(1)
Amortization of purchased intangibles	48,953	48,027	52,238	2	(8)
Total operating expenses	679,871	942,554	923,075	(28)	2
Operating income	84,935	90,577	145,303	(6)	(38)
Gain on sale of a business	(10,876)	—	—	nm*	nm*
Interest (income) expense, net	(834)	2,335	5,528	(136)	(58)
Income before income taxes and loss from investment in unconsolidated subsidiaries – related party	96,645	88,242	139,775	10	(37)
Provision (benefit) for income taxes	21,324	11,331	(2,867)	88	(495)
Loss from investment in unconsolidated subsidiaries – related party, net of tax	246	1,681	5,033	(85)	(67)
Net income	$75,075	$75,230	$137,609	—%	(45)%
Key Operating Metrics:
AIR MILES reward miles issued	4,963.8	5,511.1	5,500.0	(10)%	—%
AIR MILES reward miles redeemed	3,127.8	4,415.7	4,482.0	(29)%	(1)%
Supplemental Information:
Average CAD to USD foreign currency exchange rate	0.75	0.75	0.77	(1)%	(2)%
Average EUR to USD foreign currency exchange rate	1.14	1.12	1.18	2%	(5)%

*
not meaningful

Year ended December 31, 2020 compared to the year ended December 31, 2019
Revenue.   Total revenue decreased $268.3 million, or 26%, to $764.8 million for the year ended December 31, 2020 from $1,033.1 million for the year ended December 31, 2019. The decrease was due to the following:
•
Redemption.   Redemption revenue is recognized at the point in time when the customer redeems for a reward. Revenue decreased $164.3 million, or 26%, to $473.1 million for the year ended December 31, 2020 as redemption revenue from our campaign-based loyalty solutions decreased $158.1 million due to a decline in programs in market across most regions due to the impact of COVID-19 and the reorganization of BrandLoyalty’s sales personnel. In response to COVID-19, certain of our clients have delayed their campaign-based loyalty solutions. Redemption revenue for the AIR MILES Reward Program was also negatively impacted by the 29% decline in AIR MILES reward miles redeemed.

•
Services.   Service revenue is associated with the overall management of the loyalty programs and is generally recognized over time. Revenue decreased $103.6 million, or 28%, to $264.1 million for the year ended December 31, 2020 primarily due to the sale of Precima® in January 2020, which resulted in a $78.5 million decrease in revenue as compared to the prior year. COVID-19 negatively impacted service revenue for the year ended December 31, 2020, resulting in lower volumes, including a decline in the number AIR MILES reward miles issued, a decline in ancillary fees from a reduction in travel, and a decline in the number of campaign-based loyalty programs in market, which impacted revenue by $8.7 million, $6.7 million and $7.8 million, respectively.

•
Other.   Other revenue includes investment income and other ancillary revenue earned. Revenue decreased $0.5 million, or 2%, to $27.7 million for the year ended December 31, 2020, primarily due to the sale of Precima in January 2020, which resulted in a $0.8 million decrease in other revenue as compared to the prior year.

Cost of operations.   Cost of operations decreased $259.9 million, or 31%, to $587.6 million for the year ended December 31, 2020 as compared to $847.6 million for the year ended December 31, 2019. The decline in the cost of operations was impacted by the following:
•
a decrease in the cost of redemptions of $114.2 million resulting from the decrease in redemption revenue noted above;

•
the sale of Precima resulted in a decrease in cost of operations by $78.4 million;

•
restructuring and other charges of $50.8 million incurred during the year ended December 31, 2019.

•
Cost of operations also decreased due to cost saving initiatives executed in 2019 and 2020, with reduction of expenses across several categories, as well as the impact of COVID-19, which resulted in a reduction of certain expenses such as travel and entertainment and associate engagement.

General and administrative.   General and administrative expenses decreased $0.5 million, or 3%, to $14.3 million for the year ended December 31, 2020 as compared to $14.8 million for the year ended December 31, 2019, due to cost saving initiatives implemented by ADS in 2019 and 2020.
Depreciation and other amortization.   Depreciation and other amortization decreased $3.2 million, or 10%, to $29.0 million for the year ended December 31, 2020, as compared to $32.2 million for the year ended December 31, 2019. In 2019, $4.4 million of depreciation and amortization expense was associated with Precima, which was sold in January 2020. The decline in depreciation and other amortization was offset in part by additional assets placed into service from recent capital expenditures.
Amortization of purchased intangibles.   Amortization of purchased intangibles increased $0.9 million, or 2%, to $49.0 million for the year ended December 31, 2020, as compared to $48.0 million for the year ended December 31, 2019, due to the increase in the Euro relative to the U.S. dollar.
Gain on sale of a business.   In January 2020, ADS sold Precima, a provider of retail strategy and customer data applications, resulting in a pre-tax gain of $10.9 million.

Interest (income) expense, net.   Total interest expense, net decreased $3.2 million, or 136%, to interest income of $(0.8) million for the year ended December 31, 2020 as compared to interest expense of $2.3 million for the year ended December 31, 2019. The net decrease was due to the repayment of the related party notes payable and BrandLoyalty’s credit facility in September 2019, as a result of which there was no outstanding debt throughout 2020.
Taxes.   Provision for income taxes increased $10.0 million, or 88%, to $21.3 million for the year ended December 31, 2020 from $11.3 million for the year ended December 31, 2019. The effective tax rate for the current year was 22.1% as compared to 12.8% for the prior year. The lower effective tax rate in the prior year included a decrease in tax reserves resulting from the expiration of statutes of limitation and the resolution of tax audit issues in various foreign jurisdictions.
Loss from unconsolidated subsidiaries — related party.   Loss from unconsolidated subsidiaries — related party decreased $1.4 million, or 85%, to $0.2 million for the year ended December 31, 2020 from $1.7 million for the year ended December 31, 2019. The decrease was attributable to the sale of our investment in ICOM Information & Communications L.P. (“ICOM”) in February 2019, as ICOM operated at a loss. As of December 31, 2020, our remaining investment in unconsolidated subsidiaries — related party was in Comenity Canada L.P., which we expect to transfer to the Parent and its consolidated subsidiaries prior to the spin.
Year ended December 31, 2019 compared to the year ended December 31, 2018
Revenue.   Total revenue decreased $35.2 million, or 3%, to $1,033.1 million for the year ended December 31, 2019 from $1,068.4 million for the year ended December 31, 2018. The net decrease was due to the following:
•
Redemption.   Redemption revenue in recognized at the point is time when the customer redeems for a reward. Revenue decreased $39.0 million, or 6%, to $637.3 million for the year ended December 31, 2019. Redemption revenue from our coalition loyalty program decreased $46.4 million due to the net presentation of $43.0 million of revenue from the outsourcing of additional rewards inventory during the year ended December 31, 2019 and a 1% decline in the number of AIR MILES reward miles redeemed. For the fulfillment of certain rewards where the AIR MILES Reward Program does not control the goods or services before they are transferred to the collector, revenue is recorded on a net basis. In 2019, the AIR MILES Reward Program outsourced the fulfillment of certain merchandise rewards, which resulted in revenue presented net of cost of redemptions, as compared to on a gross revenue basis in 2018 when the AIR MILES Reward Program controlled the good or service before it was transferred to the collector. Redemption revenue from our campaign-based loyalty solutions increased $7.4 million due to strong performance in Europe, Asia and Brazil.

•
Services.   Service revenue is associated with the overall management of the loyalty programs and is generally recognized over time. Revenue decreased $0.5 million to $367.6 million for the year ended December 31, 2019 due to a decline in AIR MILES Reward Program issuance revenue of $14.4 million, impacted in part by the change in estimate of the life of a mile in 2017. This decrease was offset in part by an $8.1 million increase in servicing revenue associated with our campaign-based loyalty solutions in market as well as growth in our marketing services of $4.2 million.

•
Other.   Other revenue includes investment income and other ancillary revenue earned. Revenue increased $4.2 million, or 18%, to $28.2 million for the year ended December 31, 2019 due to an increase in investment income on restricted cash.

Cost of operations.   Cost of operations increased $23.3 million, or 3%, to $847.6 million for the year ended December 31, 2019 as compared to $824.2 million for the year ended December 31, 2018 due primarily to $50.8 million of restructuring and other charges incurred during the year ended December 31, 2019. See Note 12, “Restructuring and Other Charges,” of the Notes to Combined Financial Statements, for more information. Additionally, data processing expense increased $21.2 million, driven by an increase in outsourced technology costs. These increases were offset in part by the net presentation of $43.0 million in cost of redemptions within our coalition loyalty program as discussed above.

General and administrative.   General and administrative expenses increased $0.8 million, or 6%, to $14.8 million for the year ended December 31, 2019 as compared to $14.0 million for the year ended December 31, 2018 due to higher consulting costs.
Depreciation and other amortization.   Depreciation and other amortization decreased $0.4 million, or 1%, to $32.2 million for the year ended December 31, 2019, as compared to $32.6 million for the year ended December 31, 2018, due to certain fully depreciated property and equipment, offset in part by additional assets placed into service from recent capital expenditures.
Amortization of purchased intangibles.   Amortization of purchased intangibles decreased $4.2 million, or 8%, to $48.0 million for the year ended December 31, 2019, as compared to $52.2 million for the year ended December 31, 2018, primarily due to the decline in the Euro relative to the U.S. dollar.
Interest expense, net.   Total interest expense, net decreased $3.2 million, or 58%, to $2.3 million for the year ended December 31, 2019 as compared to $5.5 million for the year ended December 31, 2018 as a result of the repayment of its related party debt in September 2019, as well as the pay down of the BrandLoyalty credit agreement.
Taxes.   Provision for income taxes was $11.3 million for the year ended December 31, 2019, as compared to a benefit of $(2.9) million for the year ended December 31, 2018, primarily related to discrete tax benefit associated with the restructuring of certain non-US intangibles.
Loss from unconsolidated subsidiaries — related party.   Loss from unconsolidated subsidiaries — related party decreased $3.4 million, or 67%, to $1.7 million for the year ended December 31, 2019 from $5.0 million for the year ended December 31, 2018. The decrease was attributable to the sale of our investment in ICOM in February 2019, as ICOM operated at a loss for all of 2018.
Use of non-GAAP financial measures
Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable financial measure based on accounting principles generally accepted in the United States of America, or GAAP, plus loss from investment in unconsolidated subsidiaries — related party, provision for income taxes, interest (income) expense, net, depreciation and other amortization, the amortization of purchased intangibles and stock compensation expense. Adjusted EBITDA excludes the gain on the sale of Precima, strategic transaction costs, which represent costs for professional services associated with strategic initiatives, and restructuring and other charges. In 2018, adjusted EBITDA also excluded the gain on the sale of our investment in dotz. These costs, as well as stock compensation expense, were not included in the measurement of segment adjusted EBITDA as the chief operating decision maker did not factor these expenses for purposes of assessing segment performance and decision making with respect to resource allocations.
We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management, and we believe it provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of intangible assets, including certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense.
Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted EBITDA presented herein may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Net income	$75,075	$75,230	$137,609
Loss from investment in unconsolidated subsidiaries – related party, net of tax	246	1,681	5,033
Provision for (benefit from) income taxes	21,324	11,331	(2,867)
Interest (income) expense, net	(834)	2,335	5,528
Depreciation and other amortization	28,988	32,152	32,585
Amortization of purchased intangibles	48,953	48,027	52,238
Stock compensation expense	7,017	9,076	13,333
Gain on sale of a business, net of strategic transaction costs(1)	(7,816)	—	—
Strategic transaction costs(2)	329	981	—
Restructuring and other charges(3)	108	50,780	—
Gain on sale of an investment(4)	—	—	(9,517)
Adjusted EBITDA	$173,390	$231,593	$233,942

(1)
Represents gain on sale of Precima in January 2020, net of strategic transaction costs. Precima was included in our AIR MILES Reward Program segment. See Note 4, “Dispositions,” of the Notes to Combined Financial Statements for more information.

(2)
Represents costs for professional services associated with strategic initiatives.

(3)
Represents costs associated with restructuring or other exit activities. See Note 12, “Restructuring and Other Charges,” of the Notes to the Combined Financial Statements for more information.

(4)
Represents gain on sale of an investment in CBSM-Companhia Brasileira De Servicos De Marketing, the operator of the dotz coalition loyalty program, in June 2018.

Segment revenue and adjusted EBITDA
	Years Ended December 31,			% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
	(in thousands, except percentages)
Revenue:
AIR MILES Reward Program	$277,121	$384,021	$434,934	(28)%	(12)%
BrandLoyalty	487,685	649,110	633,444	(25)	2
Corporate/Other	—	—	—	—	—
Total	$764,806	$1,033,131	$1,068,378	(26)%	(3)%
Adjusted EBITDA:
AIR MILES Reward Program	$144,025	$165,168	$174,927	(13)%	(6)%
BrandLoyalty	42,161	79,376	69,748	(47)	14
Corporate/Other	(12,796)	(12,951)	(10,733)	(1)	21
Total	$173,390	$231,593	$233,942	(25)%	(1)%
Year ended December 31, 2020 compared to the year ended December 31, 2019
Revenue.   Total revenue decreased $268.3 million, or 26%, to $764.8 million for the year ended December 31, 2020 from $1,033.1 million for the year ended December 31, 2019. The decrease was due to the following:

•
AIR MILES Reward Program.   Revenue decreased $106.9 million, or 28%, to $277.1 million for the year ended December 31, 2020 as the sale of Precima in January 2020 resulted in a $79.3 million decrease in revenue. Redemption revenue and servicing revenue were negatively impacted by a 10% decline in AIR MILES reward miles issued and a 29% decline in AIR MILES reward miles redeemed due to the macroeconomic impacts of COVID-19.

•
BrandLoyalty.   Revenue decreased $161.4 million, or 25%, to $487.7 million for the year ended December 31, 2020, due to a decline in programs in market across most regions due to the impact of COVID-19 as well as the reorganization of sales personnel.

Adjusted EBITDA.   Adjusted EBITDA decreased $58.2 million, or 25%, to $173.4 million for the year ended December 31, 2020 from $231.6 million for the year ended December 31, 2019. The net decrease was due to the following:
•
AIR MILES Reward Program.   Adjusted EBITDA decreased $21.1 million, or 13%, to $144.0 million for the year ended December 31, 2020, due to revenue declines discussed above, offset in part by improved expense management, including cost saving initiatives executed in 2019. For the year ended December 31, 2020, the $7.8 million gain on the sale of Precima, net of transaction costs was excluded from adjusted EBITDA. For the year ended December 31, 2019, restructuring and other charges of $3.5 million and strategic transaction costs of $1.0 million were excluded from adjusted EBITDA.

•
BrandLoyalty.   Adjusted EBITDA decreased $37.2 million, or 47%, to $42.2 million for the year ended December 31, 2020 primarily due to the decrease in revenue as discussed above. For the year ended December 31, 2019, restructuring and other charges of $47.3 million were excluded from adjusted EBITDA.

•
Corporate/Other.   Adjusted EBITDA remained relatively flat, improving slightly to $(12.8) million for the year ended December 31, 2020 as compared to $(13.0) million for the year ended December 31, 2019.

Year ended December 31, 2019 compared to the year ended December 31, 2018
Revenue.   Total revenue decreased $35.2 million, or 3%, to $1,033.1 million for the year ended December 31, 2019 from $1,068.4 million for the year ended December 31, 2018. The decrease was due to the following:
•
AIR MILES Reward Program.   Revenue decreased $50.9 million, or 12%, to $384.0 million for the year ended December 31, 2019, impacted by a decline in redemption revenue of $46.4 million driven by a $43.0 million decrease in revenue related to the outsourcing of additional rewards inventory recorded on a net basis and a 1% decline in AIR MILES reward miles redeemed.

•
BrandLoyalty.   Revenue increased $15.7 million, or 2%, to $649.1 million for the year ended December 31, 2019, due to additional programs in market and strong program performance, particularly in Europe, Asia and Brazil.

Adjusted EBITDA.   Adjusted EBITDA decreased $2.3 million, or 1%, to $231.6 million for the year ended December 31, 2019 from $233.9 million for the year ended December 31, 2018. The net decrease was due to the following:
•
AIR MILES Reward Program.   Adjusted EBITDA decreased $9.8 million, or 6%, to $165.2 million for the year ended December 31, 2019. Adjusted EBITDA was negatively impacted by the decline in revenue. Restructuring and other charges of $3.5 million and strategic transaction costs of $1.0 million were excluded from adjusted EBITDA for the year ended December 31, 2019 and a $9.5 million gain on the sale of an investment was excluded from adjusted EBITDA for the year ended December 31, 2018.

•
BrandLoyalty.   Adjusted EBITDA increased $9.6 million, or 14%, to $79.4 million for the year ended December 31, 2019 primarily due to the margin from the increases in revenue noted above. Restructuring and other charges of $47.3 million were excluded from adjusted EBITDA for the year ended December 31, 2019.

•
Corporate/Other.   Adjusted EBITDA decreased $2.2 million to $(13.0) million for the year ended December 31, 2019 from $(10.7) million for the year ended December 31, 2018 due to an increase in incentive compensation.

Liquidity and capital resources
Historically, our primary source of liquidity has been cash generated from operating activities. We expect to expand those sources with the use of our new credit facility and issuances of debt or equity securities. Our primary uses of cash are for ongoing business operations, repayments of our debt, capital expenditures, and investments.
We believe that internally generated funds and other sources of liquidity discussed below will be sufficient to meet working capital needs, capital expenditures, and other business requirements for at least the next 12 months. We believe we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances and available borrowings through the issuance of third-party debt. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future. In addition, the continued volatility in the financial and capital markets due to COVID-19 may limit our access to, or increase our cost of, capital or make capital unavailable on terms acceptable to us or at all.
Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations and obtain debt financing on acceptable terms.
Cash flow activity
Operating Activities.   We generated cash flow from operating activities of $216.3 million, $105.7 million, and $65.4 million for the years ended December 31, 2020, 2019, and 2018, respectively. The year-over-year increases in operating cash flows of $110.6 million and $40.3 million for the years ended December 31, 2020 and 2019, respectively, was primarily due to decreases in working capital. In 2020, the decreases in working capital were due in most part by COVID-19 impacts in the market.
Investing Activities.   Cash used in investing activities was $65.7 million, $53.0 million and $78.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. Significant components of investing activities are as follows:
•
Redemption settlement assets, restricted.   The cash used from redemption settlement assets, restricted was $40.7 million, $9.5 million and $42.2 million for the years ended December 31, 2020, 2019, and 2018, respectively. The increase in cash used was attributable to an increase in investments, as AIR MILES reward miles issued were greater than AIR MILES reward miles redeemed.

•
Capital expenditures.   Cash paid for capital expenditures was $24.3 million, $41.5 million and $34.0 million for the years ended December 31, 2020, 2019, and 2018, respectively. We anticipate that capital expenditures will be less than 5% of annual revenue.

•
Proceeds from the sale of investment in unconsolidated subsidiaries — related party. In 2019, we sold our investment in ICOM to a subsidiary of ADS for $4.0 million.

•
Investments in unconsolidated subsidiaries — related party.   We made investments in unconsolidated subsidiaries — related party of $0.7 million, $6.1 million, and $0.8 million for the years ended December 31, 2020, 2019, and 2018, respectively. We made contributions to Comenity Canada L.P. of $0.7 million, $0.7 million, and $0.8 million for the years ended December 31, 2020, 2019, and 2018, respectively. In 2019, we also made a contribution to ICOM of $5.3 million to fund certain losses.

Financing Activities.   Cash used in financing activities was $2.6 million, $42.9 million and $23.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.
•
Debt.   In 2019, a capital contribution of $288.7 million received from ADS was used to repay existing amounts under BrandLoyalty’s credit agreement and amounts owed under certain note payable agreements to subsidiaries of ADS. In 2018, BrandLoyalty made net repayments of $6.4 million under its credit agreement, and we paid a cash dividend to ADS of $6.8 million
•
Net transfers to Parent.   Cash used in financing transactions reflecting transactions with ADS were $2.6 million, $28.4 million and $10.7 million for the years ended December 31, 2020, 2019, and 2018 respectively.

Debt
In connection with the Separation, we expect to incur $      of new debt, which we intend to use the net proceeds to fund a cash transfer to ADS, or one or more of its subsidiaries, as part of the Restructuring. The debt may also restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from ADS’ other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.
BrandLoyalty Credit Agreement
In September 2019, we repaid the €115.0 million in term loans outstanding under the BrandLoyalty credit agreement, originally scheduled to mature in June 2020, and repaid the €32.5 million amount outstanding under the revolving line of credit.
In April 2020, BrandLoyalty terminated its existing facility and entered into a new credit agreement that provides for a committed revolving line of credit of €30.0 million ($36.6 million as of December 31, 2020), an uncommitted revolving line of credit of €30.0 million ($36.6 million as of December 31, 2020), and an accordion feature permitting BrandLoyalty to request an increase in either the committed or uncommitted line of credit up to €80.0 million ($97.7 million as of December 31, 2020) in aggregate. The revolving lines of credit mature in April 2023, subject to BrandLoyalty’s request to extend for two additional one-year terms at the absolute discretion of the lenders at the time of such requests. As of December 31, 2020, there were no amounts outstanding under these revolving lines of credit.
In the first quarter of 2021, BrandLoyalty and certain of its subsidiaries, as borrowers and guarantors, amended its credit agreement to extend the maturity date by one year from April 3, 2023 to April 3, 2024.
See Note 14, “Debt,” of the Notes to Combined Financial Statements for additional information regarding our debt.
Contractual Obligations
In the normal course of business, we enter into various contractual obligations that may require future cash payments. Our future cash payments associated with our contractual obligations and commitments to make future payments by type and period as of December 31, 2020 are summarized below:
	2021	2022	2023	2024	2025	Thereafter	Total
	(in thousands)
Operating leases	$15,450	$16,038	$14,669	$13,796	$13,252	$92,846	$166,051
ASC 740 obligations(1)	—	—	—	—	—	—	—
Purchase obligations(2)	102,375	23,963	23,883	14,645	11,348	—	176,214
Total	$117,825	$40,001	$38,552	$28,441	$24,600	$92,846	$342,265

(1)
ASC 740 obligations do not reflect unrecognized tax benefits of $25.3 million, of which the timing remains uncertain.

(2)
Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. Purchase obligations include inventory purchase commitments and sponsor commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.
We believe that we will have access to sufficient resources to meet these commitments.
Inflation and seasonality
Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale, technology and expansion in lower cost jurisdictions in select circumstances, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses. With respect to seasonality, our revenues, earnings and cash flows are affected by increased consumer spending patterns leading up to and including the holiday shopping period in the fourth quarter.
Quantitative and qualitative disclosures about market risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risk includes foreign currency exchange rate risk.
Foreign currency exchange rate risk
We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar and between the U.S. dollar and the Euro. For the year ended December 31, 2020, an additional 10% decrease in the strength of the Canadian dollar versus the U.S. dollar and the Euro versus the U.S. dollar would have resulted in an additional decrease in pre-tax income of approximately $12.2 million and $2.4 million, respectively. Conversely, a corresponding increase in the strength of the Canadian dollar or the Euro versus the U.S. dollar would result in a comparable increase to pre-tax income in these periods.
Discussion of critical accounting estimates
Our discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to Combined Financial Statements. The preparation of the combined financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The primary critical accounting estimates are described below.
Revenue recognition
We recognize revenue when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In that determination, under ASC 606, we follow a five-step model that includes: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.
We enter into contracts with customers that may include multiple performance obligations. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. If the standalone selling price is not directly observable, we estimate the standalone selling price based on either the adjusted market assessment or cost plus a margin approach.

Certain of our contracts may provide for variable consideration. We estimate these amounts based on either the expected amount or most likely amount to be provided to the customer to determine the transaction price for the contract. The estimation method is consistent for contracts with similar terms and is applied consistently throughout each contract. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information that is reasonably available.
AIR MILES Reward Program.   The AIR MILES Reward Program collects fees, or consideration, from its sponsors based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of redemption and service revenue is deferred. Under certain of our contracts, a portion of the consideration is paid to us upon the issuance of AIR MILES reward miles and a portion is paid at the time of redemption and therefore, we do not have a redemption obligation related to these contracts.
Total consideration from the issuance of AIR MILES reward miles is allocated to three performance obligations: redemption, service, and brand, based on a relative standalone selling price basis.
The estimated standalone selling price for the redemption and the service performance obligations are based on cost plus a reasonable margin. The estimated standalone selling price of the brand performance obligation is determined using a relief from royalty approach. Accordingly, management determines the estimated standalone selling price by considering multiple inputs and methods, including discounted cash flows and available market data in consideration of applicable margins and royalty rates to utilize. The number of AIR MILES reward miles issued and redeemed are factored into the estimates, as management estimates the standalone selling prices and volumes over the term of the respective agreements in order to determine the allocation of consideration to each performance obligation delivered. The redemption performance obligation incorporates the expected number of AIR MILES reward miles to be redeemed, and therefore, the amount of redemption revenue recognized is subject to management’s estimate of breakage, or those AIR MILES reward miles estimated to be unredeemed by the collector base. Additionally, the estimated life of an AIR MILES reward mile impacts the timing of revenue recognition.
Breakage and the life of an AIR MILES reward mile are based on management’s estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure.
For the years ended December 31, 2020, 2019 and 2018, our estimated breakage rate remained 20%. Our cumulative redemption rate, which represents program to date redemptions divided by program to date issuance, is 69% as of December 31, 2020. We expect the ultimate redemption rate will approximate 80% based on our historical redemption patterns, statistical regression models, and consideration of enacted program changes, as applicable.
For the years ended December 31, 2020, 2019 and 2018, our estimated life of an AIR MILES reward mile remained 38 months. We estimate that a change to the estimated life of an AIR MILES reward mile of one month would impact revenue by approximately $4 million. Any future changes in collector behavior could result in further changes in our estimates of breakage or life of an AIR MILES reward mile.
As of December 31, 2020, we had $1,004.0 million in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 3, “Revenue,” of the Notes to Combined Financial Statements.
Goodwill
We test goodwill for impairment annually, or when events and circumstances change that would indicate the carrying value may not be recoverable.
For the 2020 annual impairment test, we performed a quantitative analysis for the AIR MILES Reward Program and BrandLoyalty reporting units under ADS. The fair value of the reporting units was estimated using a discounted cash flow analysis based on management’s estimates of forecasted cash flows, with those cash flows discounted to present value using rates commensurate with the risks associated with those cash flows. The valuation includes assumptions related to revenue growth and profit performance, capital expenditures, the discount rate and other assumptions that are judgmental in nature. Changes in these estimates and assumptions could materially affect the results of our tests for goodwill impairment. We determined there was no impairment of goodwill on these reporting units.
As of December 31, 2020, we had goodwill of approximately $735.9 million. The following table presents the percentage by which fair value of the reporting units exceeded carrying value as of the 2020 annual impairment test and goodwill for each respective reporting unit as of December 31, 2020:
Reporting Unit	Approximate Excess Fair Value % as of July 1, 2020	Goodwill as of December 31, 2020
	(in thousands)
AIR MILES Reward Program	>250%	$193,276
BrandLoyalty	≤10%	542,622
Total		$735,898
As with all assumptions, there is an inherent level of uncertainty and actual results, to the extent they differ from those assumptions, could have a material impact on fair value. For example, a reduction in customer demand would impact our assumed growth rate resulting in a reduced fair value. The loss of a major customer or program could have a significant impact on the future cash flows of the reporting unit(s). Potential events or circumstances could have a negative effect on the estimated fair value. In addition, the COVID-19 pandemic and continuing uncertainty in the macroeconomic environment, future deterioration in the economy could adversely impact our reporting units and result in a goodwill impairment charge that could be material.
Income taxes
We account for uncertain tax positions in accordance with Accounting Standards Codification, or ASC, 740, “Income Taxes.” The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of, and guidance surrounding, income tax laws and regulations change over time. Changes in our subjective assumptions and judgments can materially affect amounts recognized in the combined balance sheets and statements of income. See Note 20, “Income Taxes,” of the Notes to Combined Financial Statements for additional detail on our uncertain tax positions and further information regarding ASC 740.
Recently issued and adopted accounting standards
See “Recently Issued Accounting Standards” under Note 2, “Summary of Significant Accounting Policies,” of the Notes to Combined Financial Statements for a discussion of certain accounting standards that we have recently adopted and certain accounting standards that we have not yet been required to adopt and may be applicable to our future financial condition, results of operations or cash flow.

BUSINESS
Overview
We are a leading provider of tech-enabled, data-driven consumer loyalty solutions. Our solutions are focused on helping partners achieve their strategic and financial objectives, from increased consumer basket size, shopper traffic and frequency and digital reach to enhanced program reporting and analytics. We design our loyalty solutions around specific clients’ needs and goals, which can be both transactional and emotional. The essence of loyalty is derived from a mix of emotions and memory. By activating these unconscious influences, we help financial services providers, retailers and other consumer-facing businesses create and increase customer loyalty across multiple touch points from traditional to digital to mobile and emerging technologies. We own and operate the AIR MILES Reward Program, Canada’s most recognized loyalty program, and Netherlands-based BrandLoyalty, a global provider of purpose-driven, tailor-made campaign-based loyalty solutions for grocers and other high-frequency retailers.
The AIR MILES Reward Program is an end-to-end loyalty platform, combining technology, data/analytics and other solutions to help our clients (who we call sponsors) drive increased engagement by consumers (who we call collectors) with their brand. The AIR MILES Reward Program operates as a full service coalition loyalty program for our sponsors. We provide all marketing, customer service, rewards and redemption management for our sponsors. We typically grant sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program. The AIR MILES Reward Program enables collectors to earn AIR MILES reward miles as they shop across a broad range of sponsors from financial institutions, grocery and liquor, e-commerce, specialty retail, pharmacy, petroleum retail, and home furnishings to hardware, that participate in the AIR MILES Reward Program. These AIR MILES reward miles can be redeemed by collectors for travel, entertainment, experiences, merchandise or other rewards. Through our AIR MILES cash program option, collectors can also instantly redeem their AIR MILES reward miles earned in the AIR MILES cash program option toward in-store purchases at participating sponsors, such as Shell Canada. We estimate approximately two-thirds of Canadian households actively participate in the AIR MILES Reward Program.
BrandLoyalty is a worldwide leader in campaign-based loyalty solutions that positively impact consumer behavior on a mass scale. We pride ourselves on being a business with purpose by connecting high-frequency retailers, supplier partners and consumers to create sustainable solutions for today’s challenges. We design, implement, conduct and evaluate innovative, digitally-enhanced, tailor-made loyalty campaigns. These campaigns are tailored for the specific client and are designed to reward key customer segments based on their spending levels during defined campaign periods. At BrandLoyalty, we aim to let all shoppers feel emotionally connected when they shop at our clients, by designing campaigns with the right mechanics and rewards that instantly change shopping behavior and engender loyalty. The rewards we offer come from top brands with high creative standards such as Disney, Zwilling, and vivo | Villeroy & Boch.
We will be headquartered in Dallas, Texas. At December 31, 2020, we had over 1,400 employees. For the year ended December 31, 2020, we generated $764.8 million in revenues, $75.1 million of net income and $173.4 million in adjusted EBITDA. Upon our separation from ADS, we expect to trade under the ticker symbol “LYLT” on the           .
Our strategies
Our goal is to accelerate stakeholder value creation through the continued development of loyalty platforms for the tech-forward business and consumer era. We intend to pursue a variety of new omnichannel initiatives, including expanding geographies and verticals; further enriching tech and analytic capabilities; employing sustainable solutions; and seeking additional strategic partnerships.
Attract new clients and grow existing client base
The AIR MILES Reward Program continues to focus on broadening our sponsor base and expanding the network effects of the coalition. We seek to attract new sponsors and deepen existing relationships by enhancing our solutions portfolio. Deployment of enriched marketing and advertising capabilities will further sponsors’ ability to reach and engage collectors, increasing the value proposition for sponsors and reward suppliers alike. Diversifying the sponsor network, including expansion to non-traditional partnerships and alliances, will allow for a stronger and broader ecosystem to capture a larger portion of total consumer spend within the AIR MILES Reward Program. A core advantage to being a part of the AIR MILES Reward Program is the benefit to each partner as the coalition expands.
Similarly, we believe there is market opportunity for BrandLoyalty to grow its client base by adding new grocers in existing markets. Additional opportunity exists in the form of diversification into adjacent segments, such as convenience stores and pharmacies, which are a natural fit for BrandLoyalty due to the high frequency and spend profile of the customer base. Further expansion into new growing verticals like e-commerce and food delivery is also expected to present significant opportunities.
By diversifying and growing our ability to integrate advanced data analytics with marketing and loyalty services, we seek to position ourselves to serve the modern consumer, thus increasing the value proposition for our clients by delivering long-term integrated growth opportunities and ultimately delivering returns for our stakeholders.
Invest in technology to better engage consumers
The AIR MILES Reward Program continues to focus on driving collector engagement to enhance the benefit to the entire coalition of sponsors. The AIR MILES Reward Program has focused on enhancing digital initiatives targeting younger demographic channels as well as the broader collector base as a whole. By providing in-store and mobile access and increasing the relevancy of personalized, targeted, real-time offers, the AIR MILES Reward Program is improving effectiveness of digital campaigns and overall collector engagement. We will continue to invest in technology to deliver new digital products and solutions to improve collector engagement and the sponsor value proposition. An expansive collector and sponsor base results in an expanding database, which can be used to create and monetize new and innovative supplemental solutions for all partners of the ecosystem.
BrandLoyalty has built a first-class technology platform and array of digital tools, including the Bright Loyalty Platform, the Analytical Framework, StorePal and other features in to support its campaign-based loyalty solutions. The Analytical Framework provides full-cycle loyalty program design, real-time feedback and evaluation to adjust programs in progress or apply learnings to future designs. BrandLoyalty’s Bright Loyalty Platform provides shoppers the ability to collect and share points digitally, earn badges, play games, view leaderboards and level up to achieve better status and more exclusive perks. BrandLoyalty also offers StorePal to directly support in-store staff with program execution through state-of-the-art A.I. analysis and collaboration to improve in-store marketing, display placement, staff program knowledge and stock availability.
We believe opportunities exist to leverage the digital loyalty capabilities of BrandLoyalty’s platform and the highly advanced data science platform of the AIR MILES Reward Program to enhance the digital tools and capabilities of both businesses.
Expand into new geographies
We will seek to expand our geographic reach to accelerate growth. Our client-centered approach and almost 30-year operating history has resulted in unique, rich shopper and market data, which we use to generate insights for brands globally. There is substantial opportunity to serve untapped markets across the globe, which will serve as a growth lever in the near-term and solidify sustainable sources of future revenue going forward. In the near term, BrandLoyalty expects to increase its presence in the United Kingdom, the United States and the Nordic region. We also intend to enhance our product offerings and geographic footprint through opportunistic acquisitions that complement our business. We will consider select acquisition opportunities that expand the breadth of our product portfolio, enhance our market positioning and accelerate our presence in attractive geographies, while maintaining alignment with our culture.
Our competitive strengths
Global tech-enabled loyalty leader
Over the past three decades, the AIR MILES Reward Program has built one of the largest loyalty rewards programs in Canada and established itself as a household name. The AIR MILES Reward

Program operates as a unique and differentiated coalition loyalty platform. Through our advanced technological capabilities, our sponsors have access to both an extensive scale of customer insights and digital reach, providing a superior understanding of consumer behavior, media response, and trends. As of December 31, 2020, the AIR MILES Reward Program platform extends across 10 million collector accounts, with a sponsor base that covered approximately 80% of the average household spend categories across all regions of Canada. Today, our AIR MILES Reward Program partners with over 300 brands and offers collectors thousands of locations to earn. Our expansive national coverage through sponsor partnerships spans brick & mortar physical locations, online retailers and financial institutions to drive continued value to our collectors and, in turn, added awareness and recognition of the AIR MILES brand. The breadth of sponsors and reward suppliers enables collector engagement on a recurring basis and drives powerful network effects.
BrandLoyalty’s global network spans across 6 continents and 54 countries, partnering with approximately 200 retailers, worldwide. BrandLoyalty offers thousands of locations for customers to earn and continues to maintain close relationships with retailers and build its client portfolio through its 20 sales offices. While BrandLoyalty operates centrally, understanding and building relationships in the local market enhances our delivery capability all over the world.
Rich consumer data platforms
Our robust data and analytics platforms utilizing SKU-level transactional data allow for personalized offerings to drive loyalty for retailers. The AIR MILES Reward Program data platform enables the collection and synthesis of thousands of attributes per collector, supporting hundreds of advanced analytic, predictive models and machine learning algorithms. Unique identifiers track spend across hundreds of retail partners and digital properties through almost 30 years of history. Our dataset provides visibility into collector activity across the coalition, supplemented with third party data, to gather a holistic view of the collector profile that enables us to benefit collectors with a more personalized experience and benefits sponsors by driving engagement through more effective, highly-targeted, relevant marketing and personalized campaigns and offers.
The BrandLoyalty data and analytics platform is optimized through a large historical database of campaign insights, extensive shopper research and market intelligence. BrandLoyalty’s proprietary analytical software is designed to maximize campaign performance by analyzing billions of consumer transactions from campaigns across the world to more accurately identify the appropriate consumer segment, reward product and price point for each retailer. Our data analytics support the retailer from start to finish by identifying the right campaign type, providing predictions and insights on campaigns in execution and evaluating campaigns following completion.
Strong technology platforms
Our technology platforms were built to support the services and solutions we deliver with underlying principles of agility, versatility, scalability, and security at every level. Our platforms allow us to design, adapt and optimize loyalty campaigns and deliver better value to our clients. Our platforms provide the ability to automate workflow and target customers in real time and across multiple collector-facing channels. Our data processing platform enables data science, data sharing, product building and model factory capabilities, which turn customer data into meaningful insights. Our traditional marketing and AI capabilities identify and match collectors and deliver personalization at scale through multiple digital channels.
We have opportunities to integrate components of each platform within the other, creating meaningful opportunities to cross-sell the AIR MILES Reward Program and BrandLoyalty solutions. The AIR MILES Reward Program’s data lake, issuance engine, access to rewards and personalization platform combined with BrandLoyalty’s digital platform and campaign-based offerings gives us a unique position from which to offer a full suite of capabilities, both short-term and long-term, globally, while adhering to privacy laws, consumer expectations and client contract terms.
Deep, long-term relationships with clients and sponsors
We have maintained deep, long-standing relationships with the large consumer-based businesses, including well-known worldwide brands, such as Shell Canada, Sobeys Inc., Bank of Montreal, Rewe and Albert Heijn.

For the AIR MILES Reward Program, we utilize our large collector base together with our data and analytical capabilities to deepen our existing relationships with our sponsors, some of which have been part of the program for almost 30 years, and continue to drive powerful benefits to collectors in the program. By continuing to engage our collectors with personalized marketing experiences and scaled rewards, our sponsors recognize the significant benefit to staying in the AIR MILES Reward Program and increasing their customer spend (issuance) opportunity. We believe that our success with sponsors and our ability to offer a variety of redemption options, both aspirational and instant, drive the appeal of AIR MILES Reward Program to collectors. By delivering a personalized and seamless digital experience, we provide collectors the ability to earn AIR MILES reward miles across an increasing network of sponsors and by offering them attractive redemption options, we create an efficient sales channel that brings brand awareness to reward suppliers.
At BrandLoyalty, we have had longstanding relationships with both the world’s leading grocery retailers who value our broad portfolio of offerings and full service approach as well as our high-quality rewards suppliers. We believe we have well-established positions with our clients, who have for many years entrusted us to enhance critical relationships with their customers and manage sensitive customer transaction data. We expect our strong client relationships will continue to drive our recurring revenue base, which we believe will contribute to our success and growth. The result is proven sales growth for retailers and strong connections between those retailers, their consumers and our exclusive merchandise and other reward suppliers.
Experienced management team with deep industry expertise
We have a strong executive management team with a proven track record, including decades of demonstrated leadership at the company. Our current executive management team has an average of over 13 years of industry experience. Charles Horn, who will serve as our president and chief executive officer following the distribution, is currently an executive vice president at ADS and has overseen the LoyaltyOne segment since August 2019, in addition to the oversight of numerous other Board initiatives. Prior to 2019, Mr. Horn spent nearly a decade in the role of executive vice president and chief financial officer for ADS where his primary responsibilities included providing strategic direction to executive management and the board of directors, as well as evaluation and control of the capital structure of ADS, ensuring the company maintained transparency and consistency in financial reporting and accounting practices across the enterprise while serving as the key contact with the investment community. Blair Cameron will continue to serve as president of the AIR MILES Reward Program, overseeing the entire operations and strategy of the program. Mr. Cameron first joined the AIR MILES Reward Program team over 16 years ago, serving in roles of increasing responsibility. Claudia Mennen will continue to serve as BrandLoyalty’s chief executive officer. Following nearly 10 years of experience at PricewaterhouseCoopers and as Chief Financial Officer and vice-president, Finance at two other companies, Ms. Mennen joined BrandLoyalty as its Chief Financial Officer in early 2012 before also taking on the role of chief financial officer of the LoyaltyOne segment for ADS in 2018. In 2019, she became chief executive officer of BrandLoyalty, where she has led retail and loyalty strategies and operations.
Our segments
Our business is managed and reported as two segments: the AIR MILES Reward Program segment and the BrandLoyalty segment.
The AIR MILES Reward Program
The AIR MILES Reward Program is an end-to-end loyalty platform, combining technology, data/analytics and other solutions to help our sponsors drive increased engagement by collectors with their brand. The AIR MILES Reward Program operates as a full service outsourced coalition loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service, rewards and redemption management. The AIR MILES Reward Program enables collectors to earn AIR MILES reward miles as they shop across a broad range of retailers and other sponsors participating in the AIR MILES Reward Program. The AIR MILES Reward Program provides a wide range of rewards from leisure and entertainment to merchandise, flight, travel and unique experiences with over 1,200 reward options that appeal to an expansive set of collectors. Through our AIR MILES Cash program option, collectors can also instantly redeem their AIR MILES reward miles collected in the AIR MILES Cash program option toward in-store purchases at participating sponsors. Approximately two-thirds of Canadian households actively participate in the AIR MILES Reward Program.
Our sponsors
Approximately 135 brand name sponsors participate in our AIR MILES Reward Program, including Shell Canada Products, Jean Coutu, Amex Bank of Canada, Sobeys Inc. and Bank of Montreal. Our sponsor base covers a diverse set of market spend categories, including gas, pharmacy, credit card, and grocery. We typically grant participating sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program. Contracts with our sponsors generally vary in length from three to five years. However, our top 6 sponsors have an average tenure of 25 years.
Our collectors
Collectors can accumulate AIR MILES reward miles across a significant portion of their everyday spend and can earn AIR MILES reward miles at thousands of in-store and online retail and service locations, including through our AIR MILES Reward Program eCommerce site. Collectors can also earn AIR MILES reward miles at any locations where they are permitted to use certain credit cards issued by Bank of Montreal and Amex Bank of Canada. Collectors can redeem AIR MILES reward miles through multiple channels, including in-lane cash redemptions, online cash redemptions through our mobile app and online. We utilize these multiple channels to enable collectors to redeem for the rewards they desire in the physical and digital locations they frequent.
As of December 31, 2020, there were approximately 10 million collectors in the AIR MILES Reward Program.
Our suppliers
We enter into agreements with airlines, manufacturers of consumer electronics, supplier platforms and other providers to supply rewards for the AIR MILES Reward Program. The broad range of rewards that can be redeemed is one of the reasons the AIR MILES Reward Program remains popular with collectors and collectors continue to engage in the program. Hundreds of brands use the AIR MILES Reward Program as an additional distribution channel for these products. Suppliers include well-recognized companies in diverse industries, including travel, hospitality, electronics and entertainment.
We are regularly adapting to changes in consumer preferences and adding new, desirable suppliers. For example, during the COVID-19 pandemic, collectors began eating at home more frequently and the AIR MILES Reward Program added Uber Eats and DoorDash as reward suppliers in March 2020.
Our loyalty platform
We provide a fully managed loyalty platform that helps our sponsors by driving traffic, understanding key trends and maximizing loyalty return on investment. We provide full management of all loyalty program services and capabilities with instant issuance at point of sale and instant cash redemption at point of sale (with real-time enabled connection), along with diverse merchandise and travel rewards management, a full-service Customer Care team (associates answer questions in English & French through voice, chat and social media channels) and plug and play through ready-to-integrate application programming interfaces, or APIs.
We use data management and analytics to integrate a vast set of consumer information and turn it into meaningful collector insights which (i) engage key segments with targeted, relevant communications with our sponsors, (ii) create predictive models to enhance lifetime value throughout the customer lifecycle, and (iii) integrate directly with marketing channels for personalized experiences. These management and analytics services help Sponsors understand and optimize loyalty performance. We provide dedicated teams to help operate the program and deliver deep insights with reporting and analytics solutions to understand program performance and contribution and to monitor program and customer health. We also use tradition and AI-powered marketing tools to reach and engage collectors across multiple channels.
Our data and technology stack provides solutions based on agility, versatility, scalability and security.
BrandLoyalty
BrandLoyalty is a leading global provider of campaign-based loyalty solutions providing tailor-made programs to leading grocery and other high frequency retailers. Our customers pay us a fee, based on the number of redemptions, to create and implement customized campaigns designed to increase consumer traffic and develop consumer loyalty and long-term relationships. These campaigns are targeted at segments with the aim to increase the share of wallet for our customer by providing stamps for a certain spent amount which can ultimately be redeemed by the consumer for highly collectible rewards and are designed to generate traffic growth and increase basket size for our customer. The campaign-based loyalty programs typically last between 6 and 20 weeks, depending on the nature of the program, with contract terms usually less than one year in length. These programs are tailored for the specific retailer client and are designed to reward key customer segments based on their spending levels during defined campaign periods.
Our customers
We have approximately 200 retailers that are our customers, operating on six continents in over 50 countries and more than 110,000 stores globally. Europe and Asia represented our largest presence, but we have campaigns in the United States, Canada, Brazil and Nordic regions. Many of our customers are leading grocery retailers in their respective countries.
Our brand suppliers
BrandLoyalty manages a broad portfolio of premium reward suppliers balanced between exclusive contracts, licenses and proprietary suppliers which are globally relevant and recognized brand suppliers. These suppliers offer highly desirable rewards, encouraging long-term consumer loyalty, and the portfolio approach ensures we can offer the optimal reward proposition for the targeted consumer segment at the right economics.
Tech-enabled solutions
Our Analytical Framework supports our customer throughout the end-to-end campaign design by identifying the right campaign type with the right mechanics during the campaign preparation, by providing predictions and insights on campaigns in execution and by evaluating finished campaigns. It provides real-time feedback and evaluation to adjust programs in progress or apply learnings to future designs.
Our Bright Loyalty Platform is a cloud-based loyalty solution that provides our customers with a “plug-and-play” solution to run digital loyalty solutions, enabling new ways of interacting such as instant promotions and digital stamp collection. It provides shoppers the ability to collect and share points digitally, earn badges, play games, view leaderboards and level up to achieve better status and more exclusive perks.
StorePal is a digital tool provides retailers AI-enabled insights on store level campaign execution benefitting campaign performance and consumer engagement through in-store marketing, display placement, staff program knowledge and stock availability.
Protection of intellectual property and other proprietary rights
We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We have a number of foreign patents and pending patent applications, including product design patents. We pursue registration and protection of our trademarks throughout the countries where we do business. No individual patent or license is material to us or our segments other than that we are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a perpetual license agreement with Diversified Royalty Corp., for which we pay a royalty fee. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding, corporate identification and marketing of our services in each business segment.
Competition
The markets for our products and services are highly competitive. We compete with advertising and other promotional and loyalty programs, both traditional and online, for a portion of a client’s total marketing budget, as well as with the in-house staffs of our current and potential clients. In the campaign-based loyalty program market, we have both global and, in certain geographies, regional competitors with the most significant being TCC Global N.V.
Regulation
Data protection and consumer privacy laws and regulations continue to evolve, increasing restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation or industry regulations pertaining to consumer, public or private sector privacy issues may impact our marketing services, including placing restrictions upon the collection, sharing and use of information that is currently legally available.
In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Similar measures were implemented in Canada beginning September 1, 2008. Regulations in both the United States and Canada give consumers the ability to “opt out,” through a national do-not-call registry and state do-not-call registries, of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. These regulations could limit our ability to provide services and information to our clients. Failure to comply with these regulations could have a negative impact on our reputation and subject us to significant penalties. Further, the Federal Communications Commission has approved interpretations of rules related to the federal Telephone Consumer Protection Act defining robo-calls broadly, which may affect our ability to contact customers and may increase our litigation exposure.
In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender.
In the United States, California enacted the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020. The CCPA provides individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of consumers and households. The CCPA requires disclosures to consumers about companies’ data collection, use and sharing practices; provides consumers ways to opt-out of certain sales or transfers of personal information; and provides consumers with additional causes of action. The CCPA prohibits companies from discriminating against consumers who have opted out of the sale of their personal information, subject to a narrow exception. The CCPA provides for certain monetary penalties and for enforcement of the statute by the California Attorney General or by consumers whose rights under the law are not observed. It also provides for damages, as well as injunctive or declaratory relief, if there has been unauthorized access, theft or disclosure of personal information due to failure to implement reasonable security procedures.
In November 2020, California voters passed Proposition 24, known as the California Privacy Rights Act or CPRA. The CPRA, which will amend existing CCPA requirements, and goes into effect in most meaningful respects on January 1, 2023 with a one-year lookback period, includes limitations on the sharing of personal information for cross context behavioral advertising and the use of “sensitive” personal information; the creation of a new correction right; and the establishment of a new agency to enforce California privacy law.
The enactment of the CCPA is prompting similar legislative developments in other states in the United States, creating the potential for a patchwork of overlapping but different state laws. These developments could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, comprehensive privacy statutes that share similarities with the CCPA and CPRA and are set to become effective on January 1, 2023 and July 1, 2023, respectively. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of consumer data for marketing purposes or otherwise, and there remains increased interest at the federal level as well, including two federal privacy regulations introduced in Congress in late 2020.
In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, requires an organization to obtain a consumer’s consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily “opt-out” from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers “opting-out” at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles. The Government of Canada has tabled the Digital Charter implementation Act to modernize PIPEDA.
Canada’s Anti-Spam Legislation, or CASL, may restrict our ability to send “commercial electronic messages,” defined to include text, sound, voice and image messages to email, or similar accounts, where the primary purpose is advertising or promoting a commercial product or service to our customers and prospective customers. CASL requires, in part, that a sender have consent to send a commercial electronic message, and provide the customers with an opportunity to opt out from receiving future commercial electronic email messages from the sender.
On May 25, 2018, the General Data Protection Regulation, or GDPR, a European Union-wide legal framework to govern data collection, use and sharing and related consumer privacy rights came into force. The GDPR replaced the European Union Directive 95/46/EC and applies to and binds the EU Member States and the European Economic Area countries, which includes a total of 30 countries. The GDPR details greater compliance obligations on organizations, including the implementation of a number of processes and policies around data collection and use. These, and other terms of the GDPR, could limit our ability to provide services and information to our customers. In addition, the GDPR includes significant penalties for non-compliance.
In general, the GDPR, and other European Union and Member State specific privacy and data governance laws, could also lead to adaptation of our technologies or practices to satisfy local privacy requirements and standards that may be more stringent than in the U.S. Similarly, it is possible that in the future, U.S. and foreign jurisdictions may adopt legislation or regulations that impair our ability to effectively track consumers’ use of our advertising services, such as the FTC’s proposed “Do-Not-Track” standard or other legislation or regulations similar to EU Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” which directs EU Member States to ensure that accessing personal information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent. Changes in technology from technology manufacturers and web browser providers, like Apple and Google, may also impact our tracking abilities and advertising services.
In July 2020, the Court of Justice of the European Union, or CJEU, ruled the EU-US Privacy Shield Framework, one of the primary safeguards that allowed U.S. companies to import personal data from the EU to the U.S., was invalid. The CJEU’s decision also raised questions about whether the most commonly used mechanism for cross-border transfers of personal data out of the European Economic Area, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the EU to the U.S. or other third countries the European Commission has determined do not provide adequate data protections under their laws. On June 4, 2021, the European Commission adopted new Standard Contractual Clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new Standard Contractual Clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. Additionally, other countries outside of the EU have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in the EU will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity.
On January 31, 2020, the United Kingdom left the European Union and entered into a Brexit transition period. Following December 31, 2020, and the expiry of transitional arrangements between the UK and EU, the data protection obligations provided in the GDPR continue to apply to UK-related processing of personal data in substantially unvaried form under the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of UK law by virtue of section 3 of the EU (Withdrawal) Act 2018, as amended). However, going forward, there is increasing risk for divergence in application, interpretation and enforcement of the data protection laws as between the UK and EU.
In addition to the jurisdictions noted above, there is also rapid development of new privacy laws and regulations elsewhere around the globe, including amendments of existing data protection laws, to the scope of such laws and penalties for noncompliance. Failure to comply with these international data protection laws and regulations could have a negative impact on our reputation and subject us to significant penalties.
While all 50 U.S. states and the District of Columbia have enacted data breach notification laws, there is currently no such U.S. federal law generally applicable to our businesses. Data breach notification legislation and regulations relating to mandatory reporting came into force in Canada on November 1, 2018. Data breach notification laws have been proposed widely and exist in other specific countries and jurisdictions in which we conduct business. Legislative and regulatory measures, such as mandatory breach notification provisions, impose, among other elements, strict requirements on reporting time frames and providing notice to individuals.
We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes.
Ontario’s Protecting Rewards Points Act (Consumer Protection Amendment), 2016, and additional related regulations, prohibit suppliers from entering into or amending consumer agreements to provide for the expiry of rewards points due to the passage of time alone, while permitting the expiry of rewards points if the underlying consumer agreement is terminated and that agreement provides that reward points expire upon termination. Similar legislation pertaining to the expiry of rewards points due to the passage of time alone is also in effect in Quebec as well as limitations on changes to the valuation of rewards points.
Human capital
Our people form the core of our business and we want our people to enjoy the journey. Our ability to build value for our sponsors, collectors and our clients and their consumers as well as our stockholders depends on the performance of our more than 1,400 employees in 21 countries around the world as of December 31, 2020. To facilitate talent attraction and retention, we strive to make SpinCo a diverse, equitable and inclusive environment, with a strong culture and opportunities for our employees to grow and develop in their careers while being supported by competitive compensation and benefit programs.
Culture
SpinCo benefits from the blend of the vibrant cultures of BrandLoyalty and the AIR MILES Reward Program. BrandLoyalty’s culture is defined by its values, creating an invisible cord that binds a multinational business. BrandLoyalty’s value pillars of connected, original, responsible and dynamic create next generation happiness for our clients and their consumers across the globe. BrandLoyalty believes that by being consumer-driven, we can best help our clients, that by growing our business, we can attract and retain the best employees, that by developing our talent, we can create better solutions, that by improving daily life, we can be meaningful to our consumers, and that by giving our best, opening minds, touching hearts, appealing to individuals separate from the masses and having fun, we can make people happy. BrandLoyalty loves happy people. The AIR MILES Reward Program enables sponsors, collectors and employees alike to create lasting social and environmental change in Canadian communities through its impact strategy, consisting of four pillars that include environment; giving back; diversity, equity and inclusion; and social impact. We invest time and energy to ensure these pillars are engrained in the business goals of our organization. In addition, SpinCo’s code of conduct remains central to our expectation that employees embody our values and, as such, every new hire and annually every employee is required to certify to their understanding of, and adherence to, the code of conduct.
Diversity, equity & inclusion
We believe that diversity, equity and inclusion is important to our continued success and our ability to serve our sponsors, collectors, clients and their consumers. The AIR MILES Reward Program set out on building an explicit and focused approach to diversity, equity and inclusion by first reviewing its processes, team structures and operating practices. The AIR MILES Reward Program worked across the business to identify where inclusion and accessibility might drive value and innovation, and how to embed it into workplace culture. Understanding inclusion is a journey, not a destination, in 2021 the AIR MILES Reward Program engaged a third-party consultant to assist its cross-functional leadership team to further its strategy development and action plans for diversity, equity and inclusion while more than half of the AIR MILES Reward Program employees have engaged in foundational e-learning coursework in this area. At BrandLoyalty, where the diversity, equity and inclusion journey is just beginning, more than 80% of BrandLoyalty employees recently engaged in a survey to provide insights into perceptions regarding diversity, equity and inclusion at BrandLoyalty and what the business can do to improve in this area for all stakeholders. These results will form the basis for initiatives to be designed and implemented across BrandLoyalty by its diversity, equity and inclusion workgroup.
Talent development and retention
We are committed to identifying and developing the talents of our people, as well as retaining these talented employees as a key component of operating a successful business with a vibrant culture. For example, as a unique business, BrandLoyalty invests in internal training specific to its operations. Through its programs, BrandLoyalty University develops and educates its employees with courses incorporating business and market knowledge, as well as other professional and personal development opportunities. In addition to career-oriented training and development, across SpinCo, we require annual employee training to ensure ongoing adherence to responsible business practices and ethical conduct.
Compensation
We believe the structure of our compensation and benefit programs provides the appropriate incentives to attract retain and motivate our employees. We provide pay that, together with benefits, is competitive and aligns across employee positions, skill levels, experience and geographic location.

Human capital metrics*
Category	Metric		Year-End 2020
Employees	Employees by Geography	Americas	942
	(actual)	Asia Pacific	105
		EMEA	431
	# of Nationalities Represented		~45
Development	2020 Annual Survey	Opportunity to develop	85%
Diversity, Equity & Inclusion	2020 Annual Survey	DE&I Environment**	87%
	Gender Representation	% Female	58%
		% Female leadership	44%
Retention	Voluntary Attrition	% Global	10%
	Employee Acquisition	% Global	15%
	Tenure	Leadership	8 years
		All Employees	7 years
Compensation	Compensation and benefits	2020 Expense (millions)	$141.8

*
Includes only the AIR MILES Reward Program and BrandLoyalty

**
Includes response to the following two statements: (1) my employer is committed to a diverse, equitable and inclusive environment; and (2) I have an opportunity to get to know people with different racial and ethnic backgrounds.

Properties
As of December 31, 2020, we lease approximately 27 general office properties worldwide, comprised of approximately 1.1 million square feet. We are currently in the process of identifying office space for our corporate headquarters in the United States. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:
Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate
Toronto, Ontario, Canada	AIR MILES Reward Program	205,525(1)	March 31, 2033
Mississauga, Ontario, Canada	AIR MILES Reward Program	13,699	February 28, 2025
Den Bosch, Netherlands	BrandLoyalty	132,482	December 31, 2033
Maasbree, Netherlands	BrandLoyalty	668,923	September 1, 2033

(1)
Includes square footage of subleased portion

We believe that our existing facilities and offices are appropriate to meet our current requirements. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.
Legal proceedings
We are involved, from time to time, in litigation, other legal claims, regulatory actions or other proceedings or actions by governmental authorities involving matters associated with or incidental to our business in the ordinary course, including, among other things, matters involving customer or vendor disputes, breaches of contractual obligations, class actions or purported class actions, trademark and other intellectual property protection and licensing disputes, import/export regulations, taxation, and employment matters. We believe the resolution of currently pending matters will not individually or in the aggregate have a material adverse effect on our business or financial condition. However, our current assessment of these matters may change upon discovery of facts not presently known or determinations by judges, juries, or other finders of fact not in accord with management’s evaluation of the possible outcome or liability resulting therefrom.

MANAGEMENT
Executive officers following the separation
The following table sets forth information, as of           , 2021, regarding certain individuals who are expected to serve as our executive officers following the Separation. We expect that those individuals noted below who are current U.S.-based employees of ADS will transfer from their respective employment with ADS to SpinCo and, immediately prior to the Separation, resign from any officer, director or other roles with ADS or its subsidiaries not part of the Separation.
Name	Age	Position
Charles L. Horn	61	Chief Executive Officer and President
John J. Chesnut	48	Chief Financial Officer
Claudia Mennen	47	BrandLoyalty, Chief Executive Officer
Blair F. Cameron	58	AIR MILES Reward Program, President
Cynthia L. Hageman	52	General Counsel
Laura Santillan	49	Chief Accounting Officer
There are no family relationships among any of the executive officers named above. Each of our executive officers will hold office from the date of appointment until their death, resignation or other removal from office. Set forth below is information about the executive officers identified above.
Mr. Horn, chief executive officer and president for SpinCo, joined ADS in December 2009 and assumed his current position as senior vice president and senior advisor with responsibility for the LoyaltyOne segment in addition to other strategic initiatives in February 2020. Prior to assuming his current position, Mr. Horn served as an executive vice president and vice chairman from June 2019 to February 2020 and also served as acting chief executive officer of ADS from November 2019 to February 2020. Prior to that, he served as an executive vice president and chief financial officer. From 1999 to November 2009, he served as senior vice president and chief financial officer for Builders FirstSource, Inc. From 1994 to 1999, he served as vice president, finance and treasury, for the retail operations of Pier 1 Imports, Inc. and as executive vice president and chief financial officer of Conquest Industries from 1992 to 1994. Mr. Horn served as a director and the chair of the audit committee of Moody National REIT I, Inc. from 2012 until 2017 when it was acquired by Moody National REIT II, Inc. where Mr. Horn is currently a director and the chair of the audit committee. Mr. Horn holds a Bachelor’s degree in business administration from Abilene Christian University and an MBA from the University of Texas at Austin. Mr. Horn is a Certified Public Accountant in the state of Texas.
Mr. Chesnut, executive vice president and chief financial officer for SpinCo, joined ADS in October 2010 and assumed his current position as senior vice president and treasurer in May 2015. Prior to assuming his current position, he served as vice president, treasury and corporate development. Before joining ADS, he served in strategic and operating roles at Anheuser-Busch from 2004 to 2009. Prior to that, he served as the assistant controller for Builders FirstSource, Inc. and started his career at Price Waterhouse in 1994. Mr. Chesnut holds a Bachelor’s degree in accounting and honors business from the University of Texas at Austin and an MBA from the Kellogg School of Management at Northwestern University. Mr. Chesnut is a Certified Public Accountant in the state of Texas.
Ms. Mennen, BrandLoyalty chief executive officer for SpinCo, joined ADS in December 2014 upon its acquisition of BrandLoyalty and assumed her current position as BrandLoyalty’s chief executive officer in August 2019. Prior to assuming her current position, she served as the chief financial officer of the LoyaltyOne segment from March 2018 and as chief financial officer of BrandLoyalty beginning in April 2012. Prior to joining BrandLoyalty, she served as chief financial officer for Green Gas Internationaland vice president-finance for Dockwise Shipping, after gaining ten years of experience at PricewaterhouseCoopers. Ms. Mennen serves as a supervisory board member and chairman of the audit committee at de Efteling and is a director at Stichting Administratiekantoor van gewone aandelen A van Lanschot Kempen. Ms. Mennen holds a master degree in information science from Tilburg University and is a Certified Public Accountant in the Netherlands.

Mr. Cameron, AIR MILES Reward Program president for SpinCo, joined LoyaltyOne, Co., a subsidiary of ADS, in July 2005 and assumed his current position as president of the AIR MILES Reward Program in 2017. Prior to assuming his current position, he served in roles of increasing responsibility, including senior vice president and chief client officer and vice president-retail, during his tenure at LoyaltyOne. Prior to joining LoyaltyOne, he served as head of marketing and merchandising for fashion retailer, Marks. Prior to that Mr. Cameron had various roles at grocers Safeway and Sobeys in Canada. Mr. Cameron holds a Bachelor of Commerce degree, a Bachelor of Arts degree and an MBA from The University of Calgary. Mr. Cameron also attended theological seminary at Alberta Bible College.
Ms. Hageman, executive vice president and general counsel for SpinCo, joined ADS in April 2006 and assumed her current position as senior vice president, assistant general counsel and assistant corporate secretary in December 2019, building increased responsibility for public company reporting and other corporate legal functions including mergers and acquisitions over her fifteen years of service. Before joining ADS, she served as vice president, senior corporate counsel at Affiliated Computer Services, Inc. and began her legal career at Akin Gump Strauss Hauer & Feld LLP in their Dallas corporate section. Prior to attending law school, Ms. Hageman worked in various operations engineering and production supervisory capacities for Roadway Package Systems, Inc., Lake Region Medical and Texas Instruments, Inc. Ms. Hageman holds a Bachelor’s degree in industrial engineering from Iowa State University, an MBA from the University of Dallas Graduate School of Management and a JD from the Southern Methodist University Dedman School of Law, where she served as managing editor of The International Lawyer, the official publication of the American Bar Association’s International Law section. Ms. Hageman is licensed to practice law with the state bar of Texas.
Ms. Santillan, senior vice president and chief accounting officer for SpinCo, joined ADS in February 2004 and assumed her current position as senior vice president and chief accounting officer in February 2010. Ms. Santillan has served in various capacities of increasing responsibility, as vice president, finance since October 2007 and senior vice president, finance since December 2009. Before joining ADS, she served as senior manager of reporting for Dresser, Inc. from February 2002 to February 2004 and director of financial reporting for Wyndham International, Inc. from 1997 to 2002. Prior to that, she was with Ernst & Young LLP from 1993 to 1997. Ms. Santillan holds a Bachelor’s degree in business administration from Southern Methodist University. Ms. Santillan is a Certified Public Accountant in the state of Texas.
Board of directors following the Separation
The following individuals are expected to serve as members of our board of directors following the Separation.
Name	Age	Committees and Chairs
Roger H. Ballou	70
Graham W. Atkinson	70
Richard A. Genovese	66
Charles L. Horn	61
Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the board of directors of SpinCo.
Mr. Ballou has served as a director of ADS since February 2001 and as chair of the ADS board since June 2020. Mr. Ballou served as the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, from October 2001 until January 2011. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000; a senior advisor for Thayer Capital Partners from September 1997 to April 1998; and as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. from April 1995 to August 1997. Mr. Ballou served as a director of Fox Chase Bank from 2005 until 2016. Mr. Ballou is currently a director of RCM Technologies, Inc., where he serves as lead independent director and a member of the audit committee and nominating & corporate governance committee, and

Univest Financial Corporation, where he serves as a member of the compensation committee, audit committee, risk committee and executive committee. Mr. Ballou holds a Bachelor’s degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth College. Mr. Ballou brings to SpinCo significant executive and public company board experience, including the institutional history of the businesses constituting SpinCo. Further, Mr. Ballou’s audit committee financial expertise and global operations experience add valuable skills to the SpinCo board of directors.
Mr. Atkinson served as chief marketing and customer experience officer for Walgreen Co. from January 2011 through January 2014. Prior to joining Walgreens, Mr. Atkinson served as president of Mileage Plus, a wholly-owned loyalty subsidiary of United Airlines, Inc., one of the world’s leading customer loyalty programs, as well as executive vice president, customer experience; senior vice president, international; and senior vice president of marketing and worldwide sales over his 20-year tenure. While at United Airlines, he also served as United Airlines’ representative on the Star Alliance Services GmbH board of directors, including two years as chair of the board. Mr. Atkinson is currently a director at Sentry Insurance. Mr. Atkinson earned an honors degree in business studies from West London University Ealing School of Business in London, England. Mr. Atkinson brings to SpinCo significant executive and board experience, including in the loyalty industry. His experiences in customer service and experience, marketing, and international business for large multi-national corporations bring an important breadth of understanding to the SpinCo board of directors.
Mr. Genovese served as the chief operating officer for Ciber Global, LLC from February 2012 to January 2014 and executive vice president of North American operations from September 2011 to February 2012. Prior to that time, he served as the managing partner for application services and business process outsourcing for IBM Corporation from 2002 to 2011 following IBM’s acquisition of PricewaterhouseCoopers’ consulting business. He served in roles of increasing responsibility, including managing partner for business process outsourcing and managing partner for global petroleum and chemical services, for PricewaterhouseCoopers from 1982 to 2002 where he was named a partner in 1990, after beginning his career in 1978 at Electronic Data Systems Corporation as a systems engineer. Mr. Genovese is currently a director of RCM Technologies, Inc., where he serves as audit committee chair. Mr. Genovese holds a bachelor’s degree in business administration with a concentration in finance and accounting from Loyola University. Mr. Genovese brings to SpinCo significant executive leadership and other public company board experience. Further, Mr. Genovese’s audit committee financial expertise, operations, information technology and digital experience add valuable skills to the SpinCo board of directors.
Board structure
Upon completion of the Separation, our board of directors is expected to consist of         members. Our board of directors will be classified and divided into three classes, each of roughly equal size. The directors designated as Class I Directors will have terms initially expiring at the annual meeting of stockholders in 2022, which will be the first annual meeting of stockholders following the Separation; the directors designated as Class II Directors will have terms initially expiring at the annual meeting of stockholders in 2023; the directors designated as Class III Directors will have terms initially expiring at the annual meeting of stockholders in 2024. After the expiration of the initial terms for each of the Class I, Class II and Class III Directors, directors will be elected for a three-year term. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. We have not yet set the date of the first annual meeting of stockholders to be held following the Separation.
Board independence
Our board of directors has determined that each of           ,           and           is independent under       rules. In determining independence, the board of directors will consider whether each director has a material relationship with SpinCo that would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The board of directors will consider all relevant facts and circumstances including, without limitation, transactions between SpinCo and the director, family members of the director, and organizations with which the director is affiliated. All directors identified as independent will meet the categorical standards adopted by the board of directors to assist it in making determinations of director independence. A copy of these standards will be posted on our website after the Separation.
Director compensation
Each of our directors is expected to receive an annual retainer of $      , $      of which will be paid in cash quarterly in arrears and $      of which will be provided as an annual equity retainer. The annual equity retainer is expected to be delivered 100% in SpinCo restricted stock units granted following the annual stockholders meeting with cliff vesting. Such equity awards will be pro-rated in the year of initial appointment and will vest in the same manner as other awards subject to the annual equity grant. The non-executive chair is expected to receive an additional $      cash retainer. The chairs of the audit and compensation and corporate governance and nominating committees will each receive an additional $      cash retainer.
Board committees
Effective upon the completion of the Separation, the board of directors will have three standing committees that will operate under written charters approved by the full board: audit and compensation , and corporate governance and nominating. In accordance with current listing standards, all of the directors who serve on each committee will be independent from us and our management. The charters of all committees will be posted on our website after the Separation.
Each committee operates under a written charter that details the scope of authority, composition and procedures of the committee. The committees may, when appropriate in their discretion, delegate authority with respect to specific matters to one or more members, provided that all decisions of any such members are presented to the full committee at its next scheduled meeting. The committees will report to the board of directors regularly, review and reassess the adequacy of their charters at least annually and conduct an annual evaluation of their performance.
Audit committee
The members of our audit Committee are        ,       and       .       is the chair of our audit committee. Each member of our audit committee meets the requirements for independence under       ’s current listing standards and SEC rules and regulations and our director independence standards. Each member of our audit committee is financially literate. In addition, our board of directors has determined that       is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on such director any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. The responsibilities of the audit committee will be more fully described in our audit committee charter and will include, among other duties:
•
reviewing the qualifications and independence of and selecting the independent registered public accounting firm;

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reviewing the scope of the audit to be conducted by the independent registered public accounting firm and assessing their performance on at least an annual basis;

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meeting with the independent registered public accounting firm concerning the results of their audit and our selection and disclosure of critical accounting policies;

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reviewing with management and the independent registered public accounting firm and approving our annual and quarterly statements prior to filing with the SEC;

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overseeing the scope and adequacy of our system of internal controls over external financial reporting;

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reviewing the status of compliance with laws, regulations, and internal procedures, contingent liabilities and risks that may be material to us;

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overseeing our enterprise risk management governance structure and risk assessment;

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establishing procedures for the receipt, retention and treatment of complaints received by SpinCo regarding accounting, internal controls or auditing matters;

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reviewing and approving related party transactions, if any;

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preparing a report to stockholders annually for inclusion in the proxy statement; and

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serving as the principal liaison between the board of directors and our independent registered public accounting firm.

Compensation committee
The members of our compensation committee are     ,     and     .       is the chair of the SpinCo compensation committee. Each member of our is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the     ’s current listing standards and SEC rules and regulations and our director independence standards. The responsibilities of our compensation committee will be more fully described in our compensation committee charter and will include, among other duties:
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annually reviewing and approving the compensation, target levels of incentive compensation and corresponding performance objectives for our executive officers;

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annually recommending to the board of directors the compensation, target levels of incentive compensation and corresponding performance objectives for of our chief executive officer;

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making recommendations to the board of directors with respect to incentive compensation-based plans and equity-based plans;

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reviewing our compensation philosophy, programs and benefit plans for employees to confirm that such plans remain equitable and competitive;

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reviewing our succession plan for key employees;

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administering and interpreting our stockholder approved equity plans;

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preparing a report to stockholders annually for inclusion in the proxy statement and discussing with management our Compensation Discussion and Analysis in the proxy statement;

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periodically reviewing the competitiveness and appropriateness of the compensation program for non-employee directors and recommending the same to the board of directors; and

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reviewing and recommending to the board of directors our submissions to stockholders on executive compensation matters.

Corporate governance and nominating committee
The members of our corporate governance and nominating committee are       ,       and      .        is the chair of our corporate governance and nominating committee. Each member of the corporate governance and nominating committee meets the requirements for independence under the     ’s current listing standards and our director independence standards. The responsibilities of the corporate governance and nominating committee will be more fully described in our corporate governance and nominating committee charter and will include, among other duties:
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recommending to the board of directors criteria for director nominees, screening potential nominees and recommending nominees to the board of directors for the next annual meeting (or to fill interim vacancies), as well as committee composition, board chair and the chair for each committee;

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administering and leading the board of directors in its annual review of the performance of the board of directors and its committees; and

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reviewing developments in corporate governance and making recommendations to the board of directors on governance policies and principles for us.

Code of ethics
In connection with the Separation, our board of directors will adopt one or more codes of ethics that will apply to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. Upon completion of the Separation, the full text of our codes of business conduct and ethics will be posted on website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by disclosing future amendments to our codes of business conduct and ethics, or any waivers of such codes, on our website or in public filings.
Compensation committee interlocks and insider participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION
The following tables and accompanying narratives set forth the compensation paid by ADS to our named executive officers (“NEOs” and each, an “NEO”) for the fiscal year ended December 31, 2020.
Summary compensation table:
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Charles L. Horn Chief Executive Officer	2020	722,608	—	—	—	1,300,000	48,434	140,686	2,211,728
Blair F. Cameron(5) AIR MILES Reward Program, President	2020	405,286	—	877,868	—	263,436	—	65,821	1,612,411
Claudia Mennen(6) BrandLoyalty, CEO	2020	547,878	—	785,609	—	502,138	—	67,529	1,903,154

(1)   Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under ASC 718, which for 2020 represents the closing market price of our common stock of $100.50 per share on the grant date of February 18, 2020. These amounts may not correspond to the actual value that will be realized by the NEOs. Awards included in the Stock Awards columns were granted pursuant to the 2015 Omnibus Incentive Plan.
No equity awards were granted to Mr. Horn in 2020 due to his stated intention to retire from ADS in 2019, as announced on July 26, 2018. At the request of the board of directors, Mr. Horn has continued his service as part of the company’s leadership transition.
Mr. Cameron’s award included 1,747 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 576 units on 2/18/21 and will lapse on 577 units on 2/18/22 and on 594 units on 2/18/23. The award also included 6,988 shares of common stock represented by performance-based restricted stock units, which were forfeited on 2/18/21 due to failure to meet the 2020 EBT performance metric.
Ms. Mennen’s award included 1,564 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 516 units on 2/18/21 and will lapse on 516 units on 2/18/22 and on 532 units on 2/18/23. The award also included 6,253 shares of common stock represented by performance-based restricted stock units, which were forfeited on 2/18/21 due to failure to meet the 2020 EBT performance metric.
(2)   This column reflects the amounts paid to each NEO in February 2021 representing amounts earned for 2020 performance. These payout amounts were computed in accordance with pre-determined formulas for the calculation of performance-based non-equity incentive compensation under applicable balanced scorecards as well as the terms of certain other non-equity incentive plan arrangements and the applicable weightings described herein.
(3)   Amounts in this column consist entirely of above-market earnings on compensation deferred pursuant to the ADS Executive Deferred Compensation Plan. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 9.0% annual interest rate credited by ADS on account balances during 2020.
(4)   See the Fiscal Year 2020 All Other Compensation table for further information regarding amounts included in this column.
(5)   Amounts included for Mr. Cameron are shown in U.S. Dollars but were paid to Mr. Cameron in Canadian Dollars. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 0.7806 U.S. Dollars per Canadian Dollar.
(6)   Amounts included for Ms. Mennen are shown in U.S. Dollars but were paid to Ms. Mennen in Euros. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 1.2173 U.S. Dollars per Euro.

Fiscal year 2020 all other compensation:
Name	Registrant Contributions to 401(k) or Other Retirement Savings Plans	Life Insurance Premiums	Medical and Dental Insurance Premiums ($)	Disability Insurance Premiums ($)	Other ($)(1)	Perquisites and Personal Benefits ($)
Charles L. Horn	14,250	53	13,709	1,242	15,967	95,465(2)
Blair F. Cameron(3)	—	436	5,733(4)	—	11,548	48,104(5)
Claudia Mennen(6)	24,805(7)	1,343	871	2,420	8,088	30,002(8)

(1)   The amounts listed represent cash paid for dividend equivalent rights on restricted stock units that vested in 2020.
(2)   This amount represents $22,422 in supplemental life insurance and $73,043 in commuter expenses.
(3)   Amounts included for Mr. Cameron are shown in U.S. Dollars but were paid to Mr. Cameron in Canadian Dollars. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 0.7806 U.S. Dollars per Canadian Dollar.
(4)   This amount includes medical, dental, and a wellness program for emergency medical assistance outside of Canada.
(5)   This amount includes $6,062 in supplemental life insurance premiums, $4,318 in long-term illness premiums, $2,949 in critical illness premiums, $638 in company subsidized parking, $1,699 in AIR MILES Reward Program awards, and $32,438 in commuter expenses. Each of these items was either reimbursed directly to Mr. Cameron or directly paid on behalf of Mr. Cameron.
(6)   Amounts included for Ms. Mennen are shown in U.S. Dollars but were paid to Ms. Mennen in Euros. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 1.2173 U.S. Dollars per Euro.
(7)   This amount represents the company’s contributions to Ms. Mennen’s pension scheme and pension allowance.
(8)   This amount includes $17,580 for a car lease and $12,422 for social security in The Netherlands.
Elements of executive compensation
The main elements of our executive compensation program are base salary, an annual performance-based non-equity incentive and a long-term equity incentive, the majority of which is performance-based. We do not generally enter into employment agreements or change in control agreements with our executive officers; however, we have entered into an employment agreement with Ms. Mennen, which is typical for our employees who are primarily located in Europe. The terms of Ms. Mennen’s employment agreement are described in more detail under “Employment Agreements” below.
Base salary
While a meaningful portion of our NEOs and other executive officers’ compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, we seek to keep base salary competitive by considering, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions pursuant to competitive market analysis; the expertise of the individual; and the competitiveness in the market for the executive officer’s services.
Annual performance-based non-equity incentive compensation
The purpose of performance-based non-equity incentive compensation is to provide an incentive to our NEOs and other executive officers to contribute to our annual growth and profitability objectives and to retain such executive officers.
Overview
At the beginning of 2020, consistent with prior years, performance targets for consolidated and segment revenue and EBT related to payout of ADS’ annual performance-based non-equity incentive compensation were set. With the onset of the global pandemic in the first quarter of 2020, these performance targets quickly became unattainable as every facet of ADS’ business including SpinCo’s coalition and campaign-based loyalty programs were impacted by the sudden and complete global shutdown of travel and commercial activity. By contrast, efforts of executive officers and associates across the enterprise ramped up — responding immediately to shift approximately 95% of the workforce to work-from-home while simultaneously expanding hours of customer care operations; working with customers to shift marketing and program timing; and adding reward options for collectors. As pandemic restrictions endured and supply chains were strained, efforts ensued to create targeted programs and strategies with our clients to drive both in-store and ecommerce sales. Quick adaptation to pandemic-related challenges resulted in successful achievement of significant sequential improvement in our financial results from the low point experienced in the second quarter of 2020 through the fourth quarter of 2020.
In light of the efforts of executive management and associates across the enterprise to respond to the unprecedented challenges presented by the pandemic, ADS undertook a comprehensive review of market conditions following the completion of the 2020 annual meeting of stockholders and seating of the new ADS board chair. Further, ADS’ new CEO introduced the balanced scorecard approach to annual incentive compensation utilized at ADS peer companies. To achieve equitable compensation for the extensive effort by associates across the enterprise to respond to the COVID-19 business environment, executive management and relevant business leaders, designed a set of balanced scorecards to provide greater ownership across a range of metrics and clarity in a time of significant disruption. The balanced scorecards encompass a selection of both financial and non-financial metrics keyed to up to three categories, including stockholders, customers and associates, as appropriate, including for each of the AIR MILES® and BrandLoyalty portions of ADS’ business. The inclusion of non-financial targets allows us to equally prioritize initiatives of significance in value-creation, for example, risk, control, customer and client relationships and human capital management. These balanced scorecards apply to our NEOs as discussed below.
Balanced scorecards
The tables below set forth the various metrics established for the AIR MILES Reward Program and BrandLoyalty balanced scorecards on which Mr. Cameron and Ms. Mennen were compensated. Mr. Horn is discussed in “Other Non-equity Incentive Plan Arrangements for 2020” below.
For each balanced scorecard performance metric, measurement was either pass/fail or based on threshold and target levels of achievement. Payout for the balanced scorecards provides for equal weighting of each metric within the scorecard categories of stockholder, customer and associate, as applicable, with the results for the categories weighted as shown in the tables. For those metrics that were not simply pass/fail, we established threshold and target levels with the target equating to the 100% payout level with no payout permitted to exceed 100% even in the case of significant overperformance. No payout is made for performance below the minimum threshold. For each scorecard metric, payout is determined by assigning a score of 0, 0.75 to 0.99, or 1, for performance, multiplied by the category weighting and added together for total payout percentage. Performance below the established threshold and ratings of “fail” received a score of 0; performance that met or exceeded the threshold, but did not meet the target, received a score along the range from 0.75 to 0.99; and performance that met or exceeded the target and ratings of “pass” received a score of 1.

2020 AIR Miles Reward Program Balanced Scorecard

Metric	Achievement		Description
Stockholder	EBT (AIR MILES REWARD PROGRAM)	✔	50%	Result exceeded target by approximately 6%.
	Revenue (AIR MILES REWARD PROGRAM)	✔		Result met target.
	Sponsor Renewal	✖		Not met due to failure to reach satisfactory economic terms with one sponsor.
	Audit Performance	✔		Target number of internal audits resulting in a major or elevated finding met at one.
	Strategic Initiative	✔		Market evaluation completed.
customer	Collector Engagement	✔	35%	Exceeded target for active collectors.
	Redemption Expansion	✔		Expanded stay-at-home redemption offerings in response to pandemic.
Associate	Associate Culture (AIR MILES)	✔	15%	For AIR MILES Reward Program, improve aggregate % favorable rating for 18 metrics measured in annual associate survey over 2019 regarding communication, recognition, career development, enablement, work/life balance and strategy.
	Turnover (AIR MILES)	✔		For AIR MILES Reward Program, improve proportion of associates electing to leave the company both voluntarily and involuntarily over 2019, with maximum threshold of 26%.
	Hiring Efficiency (AIR MILES)	✔		For AIR MILES Reward Program, improve proportion of open positions filled by internal hires over 2019, excluding certain volume hiring positions, with minimum threshold of 31%.
	Diversity, Equity & Inclusion (DE&I) (Enterprise)	✔		Complete initial discovery phase for DE&I efforts while advancing existing initiatives.

2020 BrandLoyalty Balanced Scorecard
2020 Balanced scorecard results
The AIR MILES Reward Program balanced scorecard applied to Mr. Cameron. Metrics in the AIR MILES Reward Program balanced scorecard were met or exceeded in each case other than sponsor renewal, resulting in 90% achievement. The BrandLoyalty balanced scorecard applied to Ms. Mennen. Metrics in the BrandLoyalty balanced scorecard were met or exceeded in each case other than EBT, which exceeded the established threshold but did not meet the target, calculating to greater than 98% achievement. Discretion increased the payout to 99% for BrandLoyalty based on the view that EBT was negatively impacted by both foreign currency fluctuations and a significant second COVID wave in Europe impacting market conditions.
Other non-equity incentive plan arrangements for 2020
In 2018, Mr. Horn first announced his intention to retire from ADS in 2019. He served as acting CEO of ADS beginning in November 2019 and through the arrival of the new ADS CEO in early 2020. For the remainder of 2020, he continued to serve as an executive vice president of ADS with a focus on international operations, operating efficiencies and strategic initiatives and has been named the Chief Executive Officer of SpinCo. In 2020, in light of the fact that Mr. Horn received no long-term equity incentive compensation in 2019 or 2020 due to his stated intention to retire, a separate annual non-equity incentive plan award, which provided for a payout of up to a maximum of 200% of Mr. Horn’s base salary at the discretion of the ADS compensation committee was granted to Mr. Horn. Mr. Horn received a payout of $1,300,000 in annual non-equity performance-based incentive compensation based on his contributions leading ADS’ LoyaltyOne segment in re-positioning their programs to respond to the pandemic, including efforts to streamline current and future reward inventory sourcing at BrandLoyalty as well as adapting rewards available through the AIR MILES Reward Program to items focused on home fitness and entertainment in lieu of travel. Further, Mr. Horn was recognized for his valuable contributions to ADS strategic initiatives, including the acquisition of Bread for ADS’ Card Services segment.
Performance measurement and awards granted for fiscal year ended 2020
The target non-equity incentive plan compensation for each of Mr. Horn, Mr. Cameron and Ms. Mennen is set forth in the first column of the following table. The actual non-equity incentive plan payout percentage are set forth in the middle column of the following table.
	Target Non-Equity Incentive Plan Compensation	Weighted Payout	Achieved Non-Equity Incentive Plan Compensation
Charles L. Horn	Not Applicable	Not Applicable	$1,300,000
Blair F. Cameron(1)	$292,706	90%	$263,436
Claudia Mennen(2)	$507,210	99%	$502,138

(1)   Amounts included for Mr. Cameron are shown in U.S. Dollars but were paid to Mr. Cameron in Canadian Dollars. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 0.7806 U.S. Dollars per Canadian Dollar.
(2)   Amounts included for Ms. Mennen are shown in U.S. Dollars but were paid to Ms. Mennen in Euros. To convert the amounts paid to U.S. Dollars, we used the prevailing exchange rate as of the last business day of 2020 of 1.2173 U.S. Dollars per Euro.
Long-term equity incentive compensation
We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our NEOs and other executive officers with those of our stockholders. In granting these awards, certain restrictions, performance measures and targets may be established as appropriate. Awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, which for 2020 included ADS EBT, and subject to the continued employment of the executive officer.
In determining the size of long-term equity incentive awards, we consider, among other factors, the value of total direct compensation for comparable positions pursuant to competitive market analysis, company and individual performance against strategic plans, the number and value of long-term equity incentive awards previously granted, the allocation of overall equity awards attributed to our executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.
In 2020, ADS granted long-term equity incentive compensation to its senior management and executive officers, including our NEOs, pursuant to the ADS 2015 Omnibus Incentive Plan.

Terms of Awards
After taking into consideration the long-term incentive practices in the marketplace, we believe that an equity mix of performance-based restricted stock units and time-based restricted stock units provides a conservative and balanced approach. The portion granted in time-based restricted stock units is intended to provide not only some stability in our equity program and increase retention, but also to promote direct alignment with stockholders through our executives’ stock holdings. The portion granted in performance-based restricted stock units, whose vesting criteria are tied to selected components of our financial performance, is intended to focus and incentivize our executives to deliver exceptional performance. Performance-based restricted stock unit grants may be subject to both achievement of performance criteria as well as time-based restrictions to vest. For all grants, the recipient must be employed by us at the time of vesting to receive the stock.
The 45-day average fair market value of ADS’ common stock as quoted on the NYSE as of the date of grant is utilized as the basis for determining the specific number of either time-based or performance-based restricted stock unit awards to be granted.
Awards Granted During 2020
In 2020, consistent with the objective of placing a significant portion of the overall target compensation for our executive officers “at risk” as discussed above, we awarded equity grants to Mr. Cameron and Ms. Mennen on February 18, 2020. Performance-based restricted stock units for Mr. Cameron and Ms. Mennen were subject solely to 2020 ADS EBT, consistent with all other performance-based restricted stock unit awards to equity-eligible ADS associates.
Performance-based and time-based equity grants for 2020 were made to our NEOs as follows:
Name	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units	Total Equity Value (on Grant Date)(1)
Charles L. Horn(2)	—	—	$—
Blair F. Cameron	6,988	1,747	$877,868
Claudia Mennen	6,253	1,564	$785,609

(1)   Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under Financial Accounting Standards Board, or FASB, ASC 718, which for 2020 represents the closing market price of our common stock of $100.50 per share on the grant date of February 18, 2020.
(2)   As previously disclosed, due to Mr. Horn’s stated intention to retire from ADS in 2019 and his continued service in an advisory role, Mr. Horn did not receive a long-term equity incentive compensation grant in 2020.
The time-based restricted stock units vest over three years, with 33% of the awards vesting in February 2021, and the remaining 33% and 34% scheduled to vest in each of February 2022 and 2023, respectively, provided the executive officer is employed by us at each vesting date. Each of the performance-based restricted stock unit equity awards is also subject to the executive officer’s employment with us at such vesting date.
Performance measurement for fiscal year ended 2020.
The performance-based restricted stock unit equity awards subject to a 2020 ADS EBT performance metric vest over three years, provided that ADS meets pre-determined EBT goals for fiscal year 2020. To achieve 25% to 150% of the target award, the ADS compensation committee set the 2020 ADS EBT goal on a fixed scale between $1,045.5 million and $1,414.5 million. The 100% achievement threshold approximates a 66.6% growth over ADS’ 2019 EBT performance. For 2020, reported consolidated ADS EBT was $394.5 million and thus, neither the threshold nor the target was met for the 2020 ADS EBT awards. As a result, the payout resulted in 0% for these 2020 performance-based restricted stock units and all were forfeited as described in the tables included herein.

Employment agreements
BrandLoyalty has entered into an employment agreement and an addendum to the employment agreement with Ms. Mennen, which is customary for employees in the Netherlands. The employment agreement and addendum with Ms. Mennen provide that she is entitled to receive an annual base salary and a holiday allowance equal to 8% of her base salary. Pursuant to the employment agreement, Ms. Mennen is eligible to participate in the ADS long-term incentive plan and receive an annual equity award with a value of $850,000, subject to her continued employment on the grant date. The employment agreement with Ms. Mennen also provides that each year a new, individual bonus agreement will be provided, consisting of company and personal performance targets. Ms. Mennen is also entitled to a car lease based on the BrandLoyalty’s Car Policy. If Ms. Mennen’s employment is terminated at the initiative of the company (provided that such termination is not caused by an act or omission of Ms. Mennen that can be qualified as a negligent or culpable act or behavior), then she will be entitled to receive a severance payment in the gross amount of 100% of her base salary (including her holiday allowance), as well as a pro rata bonus based on actual performance of the financial targets set at the beginning of the applicable year. In connection with her employment agreement addendum, Ms. Mennen is subject to the following restrictive covenants: during employment and for one year thereafter, Ms. Mennen may not (i) compete with any person, institution, company or business which undertakes activities which compete with those of BrandLoyalty and/or its affiliates; (ii) maintain business contacts, directly or indirectly, with clients or potential clients with whom BrandLoyalty was in contact with during the last year of Ms. Mennen’s employment; and (iii) induce employees or persons who, in the period of a year prior to Ms. Mennen’s termination, are or have been employed by BrandLoyalty and/or its affiliates.
Group retirement savings plan and deferred profit sharing plan (AIR MILES Reward Program)
We maintain the Group Retirement Savings Plan of the Loyalty Group, or GRSP, which is a group retirement savings plan registered with the Canada Revenue Agency. Contributions made by Canadian employees on their behalf or on behalf of their spouse to the GRSP, and income earned on these contributions, are not taxable to employees until withdrawn from the GRSP. Employee contributions eligible for company match may not exceed the overall maximum allowed by the Income Tax Act (Canada); the maximum tax-deductible GRSP contribution is set by the Canada Revenue Agency each year. Eligible full-time employees can participate in the GRSP after three months of employment and eligible part-time employees after six months of employment.
We also maintain the Deferred Profit Sharing Plan, or DPSP, which is a legal trust registered with the Canada Revenue Agency. Employees become eligible to receive company matching contributions into the DPSP on the first day of the calendar quarter following twelve months of employment. Based on the eligibility guidelines, the Company matches an employee’s contribution dollar-for-dollar up to five percent of the employee’s eligible compensation. Contributions made to the DPSP reduce an employee’s maximum contribution amounts to the GRSP under the Income Tax Act (Canada) for the following year. All company matching contributions into the DPSP vest after receipt of one continuous year of DPSP contributions.
Canadian supplemental executive retirement plan
We maintain the Canadian Supplemental Executive Retirement Plan, which allows for a defined group of management and highly compensated employees of LoyaltyOne, Co. to defer on a pre-tax basis a portion of their compensation and bonuses payable for services rendered and to receive certain employer contributions.
Indemnification agreements
We intend to enter into indemnification agreements with each of our officers and directors so that they may serve the company without undue concern for their protection in connection with their services. These agreements will provide that SpinCo indemnify such persons against certain liabilities that may arise by reason of their status or service as an officer or director, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such persons under any directors’ and officers’ liability insurance policy that SpinCo may choose to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted by Delaware law and are in addition to any other rights the indemnitee may have under SpinCo’s certificate of incorporation, bylaws and applicable law.
Fiscal year 2020 outstanding equity awards at fiscal year-end
The following table provides information on the holdings of restricted stock units by the NEOs. This table includes unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.
Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Charles L. Horn	—	—	—	—	—	525(2)	38,903	—	—
	—	—	—	—	—	795(3)	58,910	—	—
	—	—	—	—	—	—		—	—
Blair F. Cameron	—	—	—	—	—	2,685(4)	198,959	—	—
	—	—	—	—	—	653(5)	48,387	—	—
	—	—	—	—	—	—	—	6,988(6)	517,811
	—	—	—	—	—	—	—	—	—
Claudia Mennen	—	—	—	—	—	2,439(7)	180,730	—	—
	—	—	—	—	—	408(8)	30,233	—	—
	—	—	—	—	—	—	—	6,253(9)	463,347

(1)   Market values of the restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2020, which was $74.10, and assumes the satisfaction of the applicable vesting conditions.
(2)   Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 525 units on 2/16/21.
(3)   Stock units subject to additional time-based restrictions. On 2/16/21, based on having met a 2018 EBT performance metric, the additional time-based restrictions subsequently lapsed on 795 units.
(4)   Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 571 units on 2/16/21 and on 576 units on 2/18/21; the restrictions are scheduled to lapse on 367 units on 2/15/22, on 577 units on 2/18/22, and on
594 units on 2/18/23.
(5)   Stock units subject to additional time-based restrictions. On 2/16/21, based on having met a 2018 EBT performance metric, the additional time-based restrictions subsequently lapsed on 653 units.
(6)   Stock units subject to performance-based restrictions. On 2/18/21, the 6,988 performance-based restricted stock units granted on 2/18/20 were forfeited due to failure to meet the 2020 EBT performance metric.
(7)   Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 373 units on 2/16/21 and on 516 units on 2/18/21; the restrictions are scheduled to lapse on 257 units on 12/17/21, on 245 units on 2/15/22, on 516 units on 2/18/22, and on 532 units on 2/18/23.
(8)   Stock units subject to additional time-based restrictions. On 2/16/21, based on having met a 2018 EBT performance metric, the additional time-based restrictions subsequently lapsed on 408 units.
(9)   Stock units subject to performance-based restrictions. On 2/18/21, the 6,253 performance-based restricted stock units granted on 2/18/20 were forfeited due to failure to meet the 2020 EBT performance metric.
Emerging growth company status
We are an “emerging growth company,” as defined in the JOBS Act and are permitted to provide reduced disclosure in this information statement regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•
The amounts involved exceeded or will exceed $120,000; and

•
Any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board structure” “Management—Compensation of directors” and “Executive Compensation.”
The Separation from ADS
The Separation will be accomplished by ADS distributing 81% of its shares of SpinCo common stock to holders of SpinCo common stock entitled to such distribution, as described in “The Separation” included elsewhere in this information statement. Completion of the Separation will be subject to satisfaction or waiver by ADS of the conditions to the Distribution described under “The Separation—Conditions to the Distribution.”
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with ADS to effect the Separation and provide a framework for our relationships with ADS after the Separation. See “The Separation—Agreements with ADS” for information regarding these agreements.
Related party transactions
As a current business segment of ADS, we engage in related party transactions with ADS. Those transactions are described in more detail in Note 24 to the accompanying audited combined financial statements.
Review, approval or ratification of transactions with related persons
We expect that our board of directors will adopt procedures for the review of any transactions and relationships in which we and any of our directors, nominees for director or executive officers, or any of their immediate family members, are participants, to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We expect that we will develop and implement processes and controls to obtain information from the directors and executive officers about related person transactions, and for determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person will be disclosed by us as required. Pursuant to these processes, we expect that all directors and executive officers will annually complete, sign and submit a Director and Officer Questionnaire designed to identify related person transactions and both actual and potential conflicts of interest.
As described above, we expect that the board of directors will adopt one or more codes of ethics applicable to our directors and executive officers that will prohibit directors and executive officers from entering into transactions, or having any relationships, that would result in a conflict of interest with us. If an actual or potential conflict of interest affects a director or an executive officer, he or she is required to immediately disclose all the relevant facts and circumstances so that a determination can be made whether a conflict exists, and, if so, the appropriate resolution. Any waivers of the codes of ethics for directors and executive officers will only be granted by the board of directors.

OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this information statement, all of the outstanding shares of SpinCo common stock are owned by ADS. After the Separation, ADS will own 19% of our common stock. The following table sets forth information with respect to the expected beneficial ownership of SpinCo common stock by (1) each person who is known by us who we believe will be a beneficial owner of more than 5% of SpinCo outstanding common stock immediately after the Distribution (assuming they maintain such ownership positions when the Distribution occurs) based on current publicly available information, (2) each identified director of SpinCo, (3) each NEO and (4) all identified SpinCo executive officers and directors as a group. We based the share amounts on each person’s beneficial ownership of ADS common stock as of the close of business on     , 2021 and applying the distribution ratio of one share of our common stock for every     shares of ADS common stock held as of the record date for the Distribution, unless we indicate some other date or basis for the share amounts in the applicable footnotes. To the extent our directors and executive officers own ADS common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of ADS common stock.
Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the Separation, SpinCo will have outstanding an aggregate of approximately     shares of common stock based upon approximately     shares of ADS common stock outstanding on     , 2021 applying the distribution ratio of one share of our common stock for every     shares of ADS common stock.
For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of     , 2021. No executive officer or director holds any class of equity securities other than ADS common stock or ADS equity awards that may give them the right to acquire beneficial ownership of ADS common stock, and it is not expected that any of them will own any class of equity securities of SpinCo other than common stock following the Distribution. The number of shares beneficially owned by each stockholder, director or executive officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.
Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
5% Shareholders
Alliance Data Systems Corporation(1)		%
BlackRock, Inc.		%
The Vanguard Group, Inc.		%
Directors and Named Executive Officers
Graham W. Atkinson		%
Roger H. Ballou		%
Blair F. Cameron		%
John J. Chesnut		%
Richard A. Genovese		%
Cynthia L. Hageman		%
Charles L. Horn		%
Claudia Mennen		%
Laura Santillan		%
All directors and officers as a group (nine persons)		%

(1)
Number of shares of common stock determined for this purpose based on the assumption that ADS would receive a number of shares of SpinCo common stock that would result in ADS owning 19% of the total outstanding shares following the distribution. ADS’s SpinCo common stock will be voted in the same proportion as the votes cast in respect of the common stock not owned by ADS on any matter presented for a vote of SpinCo’s stockholders.
DESCRIPTION OF CAPITAL STOCK
Our articles of incorporation and bylaws will be amended and restated prior to the Separation. The following descriptions are summaries of the material terms of our capital stock based on the applicable provisions of Delaware Law and our amended and restated articles of incorporation and our amended and restated bylaws that will be in effect at the time of the Separation. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the applicable provisions of Delaware Law or of our amended and restated articles of incorporation or our amended and restated bylaws to be in effect at the time of the Separation. The summary is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated bylaws, which we recommend that you read (along with the applicable provisions of Delaware) for additional information on our capital stock as of the time of the Separation. The amended and restated articles of incorporation and the amended and restated bylaws to be in effect at the time of the Separation will be included as exhibits to the registration statement on Form 10, of which this information statement forms a part, in a subsequent amendment.
General
Upon completion of the Separation, we will be authorized to issue shares of common stock, $0.01 par value, and shares of preferred stock, $0.01 par value. Our board of directors may authorize the issuance of one or more series of preferred stock and establish, among other things, the rights, preferences and privileges of any such series of preferred stock from time to time without stockholder approval.
Common stock
Common stock outstanding.   Upon completion of the Separation, we expect there will be approximately     shares of our common stock outstanding, to be held of record by stockholders based upon approximately     shares of ADS common stock outstanding as of     , 2021, applying the distribution ratio of one share of our common stock for every     shares of ADS common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Distribution will be fully paid and non-assessable.
Voting rights.   The holders of common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Directors will be elected by a majority vote, except that if the number of nominees in any given election exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.
Dividends.   Subject to the preferences that may be applicable to any outstanding preferred stock issued after the Distribution, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See “Dividend Policy.”
Rights upon liquidation.   In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of, or provisions for, liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights.   The holders of our common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our board of directors may authorize and issue in the future.
Preferred stock
Our board of directors will have the authority to issue, without further vote or action by our stockholders, preferred stock in one or more series. Subject to the limitations prescribed by Delaware Law and our amended and restated articles of incorporation, our board of directors may fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.
The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of SpinCo without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, SpinCo has no plans to issue any of the preferred stock.
Election and removal of directors
We expect that our board of directors will initially consist of     directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the board of directors. Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of the stockholders called for the purpose of the election of directors at which a quorum is present, except that if as of a date that is ten days in advance of the date we file our definitive proxy statement with the SEC the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote in the election of directors generally. The board of directors or a committee of the board of directors shall not nominate for election or reelection as a director any candidate who has not agreed to tender, promptly following the meeting at which such director is elected or reelected as a director, an irrevocable resignation that will be effective upon (a) the failure of such director to receive the number of votes required for reelection at the next annual meeting of stockholders at which such director stands for reelection, and (b) the acceptance of such director’s resignation by the board of directors.
No director will be removable by the stockholders except for cause, and directors may be removed for cause only by an affirmative vote of    % of the total voting power of outstanding securities generally entitled to vote in the election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.
Board of directors
Our board of directors will be classified and will be divided into three classes, each of roughly equal size. The directors designated as Class I Directors will have terms initially expiring at the annual meeting of stockholders in 2022, which will be the first annual meeting of stockholders following the Separation; the Directors designated as Class II Directors will have terms initially expiring at the annual meeting of stockholders in 2023; and the Directors designated as Class III Directors will have terms initially expiring at the annual meeting of stockholders in 2024. After the expiration of the initial terms for each of the Class I, Class II and Class III Directors, directors will be elected for a three-year term. Subject to approval by the IRS, Roger Ballou, the chair of ADS, will serve as the chair of SpinCo’s board but will not be a member of these classes. Mr. Ballou will serve a single three-year term on the SpinCo board and will not seek reelection. The classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. See “Management—Board of directors following the Separation.”
Limits on stockholder action by written consent
Our amended and restated articles of incorporation and amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a stockholder meeting.

Stockholder meetings
Our amended and restated articles of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chair of the board of directors or by the board of directors acting pursuant to a resolution adopted by the majority of the board of directors.
Amendment of articles of incorporation
The affirmative vote of holders of at least    % of the voting power of our outstanding shares of stock will generally be required to amend the provisions of our articles of incorporation.
Amendment of bylaws
Our amended and restated bylaws will generally be subject to alteration, amendment or repeal, and new bylaws may be adopted, with:
•
The affirmative vote of a majority of the whole board of directors; or

•
The affirmative vote of holders of    % of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Requirements for advance notification of stockholder nomination and proposals
Under our amended and restated bylaws, stockholders of record will be able to nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be generally received not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary date of the annual meeting for the preceding year (or, in the event such period has expired prior to first public announcement of the meeting, the tenth day following announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, information about the stockholder’s ownership of securities in the company, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting and the reason for bringing such proposal.
Limitation of liability of directors and officers
Our amended and restated articles of incorporation provide that no director will be personally liable to us or our stockholders for monetary damages for breach of any duty as a director, except for the following:
•
Any act or omission that the director at the time of such breach knew or believed was clearly in conflict with our best interest;

•
The authorization of unlawful distributions as provided in Section 174 of Delaware Law; and

•
Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of any duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated articles of incorporation will provide that, to the fullest extent permitted by Delaware Law, we will indemnify any of our officers and directors in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threatened to be made, a party, whether civil, criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer.
We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by Delaware Law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any of our officers or directors against expenses, judgments, attorneys’ fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of SpinCo.
The limitation of liability and indemnification provisions that will be in our amended and restated articles of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, the indemnification provisions may adversely affect your investment to the extent that, in a class action or direct suit, we are required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any SpinCo directors, officers or employees for which indemnification is sought. We also intend to enter into indemnification agreements with each of our directors. These indemnification agreements will contain the same terms as described above with respect to our executive officers.
Forum selection
Pursuant to our amended and restated bylaws, as will be in effect upon the completion of the Separation, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our director or officer or other employee or agent to us or to our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against us or any of our director or officer or other employee or agent arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law.
For claims brought under the Securities Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our articles will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Application of our Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Anti-takeover effects of some provisions
Some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws (as described above), including the stockholder approval requirements for certain business combinations (as described below) could make the following more difficult:
•
Acquisition of control of us by means of a proxy contest or otherwise, or

•
Removal of our incumbent officers and directors.

These provisions, including our ability to issue preferred stock and the classification of our board of directors, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Business combinations with interested stockholders
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as ADS Parent no longer beneficially owns     % or more of the then outstanding shares of our common stock, at which time we will automatically become subject to Section 203 of the DGCL. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or (iii) on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder. Our amended certificate of incorporation will provide that ADS Parent and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Distributions of securities
SpinCo was formed on June 21, 2021, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to a subsidiary of ADS pursuant to Section 4(a)(2) of the Securities Act in connection with its formation, which SpinCo did not register under the Securities Act because such issuance did not constitute a public offer), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.
Authorized but unissued shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.
Transfer agent and registrar
The transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.
Listing
We expect to apply to list our common stock on the     under the ticker symbol “LYLT.”

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the Separation as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.
After the Separation, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

SpinCo BUSINESS OF ALLIANCE DATA SYSTEMS CORPORATION
Index to Combined Financial Statements

See accompanying notes to the combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Alliance Data Systems Corporation
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of LoyaltyOne (the “Company”) as of December 31, 2020 and 2019, the related combined statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and Schedule II (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company adopted Accounting Standards Codification (ASC) 842, Leases, using the modified retrospective approach on January 1, 2019.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain and understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter
As discussed in Note 24 to the financial statements, the financial statements include allocations of expenses from the Parent, Alliance Data Systems Corporation. These allocations may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from the Parent.
/s/ Deloitte & Touche LLP
Dallas, Texas
July 14, 2021
We have served as the Company’s auditor since 1998.

LOYALTYONE
Combined Balance Sheets
	December 31,
	2020	2019
	(in thousands)
ASSETS
Cash and cash equivalents	$278,841	$124,981
Accounts receivable, net, less allowance for doubtful accounts ($4.0 million and $3.4 million at December 31, 2020 and 2019, respectively)	270,559	338,879
Inventories, net, less allowance for obsolescence ($10.9 million and $17.2 million at December 31, 2020 and 2019, respectively)	164,306	218,044
Redemption settlement assets, restricted	693,461	600,810
Other current assets	23,000	30,560
Total current assets	1,430,167	1,313,274
Property and equipment, net	97,916	111,239
Right of use assets – operating	113,870	115,851
Deferred tax asset, net	70,137	62,789
Intangible assets, net	5,097	52,819
Goodwill	735,898	690,814
Investment in unconsolidated subsidiaries – related party	854	451
Other non-current assets	4,125	6,183
Total assets	$2,458,064	$2,353,420
LIABILITIES AND EQUITY
Accounts payable	$74,818	$98,670
Accrued expenses	67,056	83,330
Deferred revenue	898,475	807,897
Current operating lease liabilities	9,942	8,905
Other current liabilities	64,990	128,592
Total current liabilities	1,115,281	1,127,394
Deferred revenue	105,544	114,129
Deferred tax liability, net	—	1,797
Long-term operating lease liabilities	117,648	121,031
Other liabilities	25,290	41,510
Total liabilities	1,363,763	1,405,861
Commitments and contingencies (Note 16)
Parent’s net investment	1,093,920	1,039,625
Accumulated other comprehensive income (loss)	381	(92,066)
Total equity	1,094,301	947,559
Total liabilities and equity	$2,458,064	$2,353,420
See accompanying notes to the combined financial statements.

LOYALTYONE
Combined Statements of Income
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Revenues
Redemption, net	$473,067	$637,321	$676,279
Services	264,050	367,647	368,170
Other	27,689	28,163	23,929
Total revenue	764,806	1,033,131	1,068,378
Operating expenses
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	587,615	847,552	824,203
General and administrative	14,315	14,823	14,049
Depreciation and other amortization	28,988	32,152	32,585
Amortization of purchased intangibles	48,953	48,027	52,238
Total operating expenses	679,871	942,554	923,075
Operating income	84,935	90,577	145,303
Gain on sale of a business	(10,876)	—	—
Interest (income) expense, net	(834)	2,335	5,528
Income before income taxes and loss from investment in unconsolidated subsidiaries	96,645	88,242	139,775
Provision (benefit) for income taxes	21,324	11,331	(2,867)
Loss from investment in unconsolidated subsidiaries – related party, net of tax	246	1,681	5,033
Net income	$75,075	$75,230	$137,609
See accompanying notes to the combined financial statements.

LOYALTYONE
Combined Statements of Comprehensive Income
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Net income	$75,075	$75,230	$137,609
Other comprehensive income (loss):
Unrealized gain on securities available-for-sale	18,551	6,405	1,119
Tax expense	(670)	—	—
Unrealized gain on securities available-for-sale, net of tax	17,881	6,405	1,119
Unrealized (loss) gain on cash flow hedges	(639)	115	(93)
Tax benefit (expense)	72	(24)	16
Unrealized (loss) gain on cash flow hedges, net of tax	(567)	91	(77)
Foreign currency translation adjustments	75,133	(6,214)	(21,031)
Other comprehensive income (loss), net of tax	92,447	282	(19,989)
Total comprehensive income, net of tax	$167,522	$75,512	$117,620
See accompanying notes to the combined financial statements.

LOYALTYONE
Combined Statements of Equity
(in thousands)
Balance as of January 1, 2018	$482,500
Net income	137,609
Other comprehensive loss	(19,989)
Change in Parent’s net investment	4,910
Balance as of December 31, 2018	605,030
Net income	75,230
Other comprehensive income	282
Change in Parent’s net investment	267,017
Balance as of December 31, 2019	$947,559
Net income	75,075
Other comprehensive income	92,447
Change in Parent’s net investment	(20,780)
Balance as of December 31, 2020	$1,094,301
See accompanying notes to the combined financial statements.

LOYALTYONE
Combined Statements of Cash Flows
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$75,075	$75,230	$137,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,941	80,179	84,823
Deferred income tax benefit	(3,502)	(19,853)	(54,759)
Non-cash stock compensation	7,017	9,076	13,333
Loss from investments in unconsolidated subsidiaries – related party	246	1,681	5,033
Gain on sale of a business	(10,876)	—	—
Asset impairment charges	—	40,664	—
Gain on sale of an investment	—	—	(9,517)
Change in other operating assets and liabilities, net of sale of business:
Change in deferred revenue	60,826	2,943	(17,464)
Change in accounts receivable	64,194	(36,104)	(91,856)
Change in accounts payable and accrued expenses	(40,361)	(50,459)	42,094
Change in other assets	79,009	12,845	(56,814)
Change in other liabilities	(86,787)	(15,332)	11,531
Other	(6,465)	4,829	1,396
Net cash provided by operating activities	216,317	105,699	65,409
CASH FLOWS FROM INVESTING ACTIVITIES:
Change in redemption settlement assets, restricted	(40,677)	(9,496)	(42,203)
Capital expenditures	(24,319)	(41,457)	(34,000)
Acquisition of tradename	—	—	(1,520)
Proceeds from the sale of investment in unconsolidated subsidiary – related party	—	4,000	—
Investments in unconsolidated subsidiaries – related party	(736)	(6,093)	(800)
Net cash used in investing activities	(65,732)	(53,046)	(78,523)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under debt agreements	—	28,271	48,338
Repayments of borrowings	—	(203,634)	(54,734)
Repayments of borrowings from related parties	—	(127,845)	—
Contribution from the Parent	—	288,693	—
Dividends paid to Parent	—	—	(6,823)
Net transfers to Parent	(2,638)	(28,393)	(10,718)
Net cash used in financing activities	(2,638)	(42,908)	(23,937)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,446	3,600	(11,533)
Change in cash, cash equivalents and restricted cash	162,393	13,345	(48,584)
Cash, cash equivalents and restricted cash at beginning of year	175,132	161,787	210,371
Cash, cash equivalents and restricted cash at end of year	$337,525	$175,132	$161,787
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$146	$5,786	$4,748
Income taxes paid, net	$76,750	$40,301	$87,157
See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Description of the Business — The business represents the LoyaltyOne reportable segment (the “Company” or “LoyaltyOne”), which provides coalition and campaign-based loyalty solutions through the Canadian AIR MILES® Reward Program and BrandLoyalty Group B.V. (“BrandLoyalty”). The AIR MILES Reward Program is a full service outsourced coalition loyalty program for its sponsors who pay a fee per AIR MILES reward mile issued, in return for which the AIR MILES Reward Program provides all marketing, customer service, rewards and redemption management. BrandLoyalty designs, implements, conducts and evaluates innovative and tailor-made loyalty programs for high frequency retailers worldwide. These loyalty programs are designed to generate immediate changes in consumer behavior and are offered across Europe and Asia, as well as around the world. LoyaltyOne is owned by Alliance Data Systems Corporation (“ADS” or “Parent”).
Basis of Presentation — The Company has historically operated as part of the Parent and not as a standalone company. The combined financial statements have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues and expenses as well as assets and liabilities directly associated with the business activity of the Company are included in the combined financial statements. The combined financial statements also include allocations of certain general and administrative expenses from the Parent. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the combined financial statements had the Company operated independently of Parent. Related-party allocations are discussed further in Note 24, “Related Party Transactions.” The cash and cash equivalents held by ADS at the corporate level are not specifically identifiable and therefore have not been reflected in the combined balance sheets. ADS’ third-party long-term debt and the related interest expense have not been allocated for any of the periods presented as it was not the legal obligor of such debt.
Parent’s net investment represents Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and Parent have been included in the accompanying combined financial statements. Transactions with Parent as contributions to the carve-out entity or distributions from the carve-out entity are reflected in the accompanying combined statements of equity as “Changes in Parent’s net investment” and in the accompanying combined balance sheets within “Parent’s net investment.”
All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.
The Company’s combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s combined financial statements and accompanying notes are presented in U.S. Dollar (“USD”), the Company’s reporting currency.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation — The accompanying combined financial statements include the accounts of the Company in which it has a controlling financial interest. Controlling financial interest is determined by a majority ownership interest and the absence of substantive third party participating rights. For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but has significant influence over operating and financial decisions, the equity method of accounting is applied. The equity method of accounting is also applied to investments in any entities in which the Company has a
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
majority ownership interest but does not have a controlling financial interest due to substantive participating rights held by the minority owner.
Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable, net — Accounts receivable, net consist primarily of amounts receivable from customers, which are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated credit losses inherent in its accounts receivable. The Company analyzes the appropriateness of its allowance for doubtful accounts based on its assessment of various factors, including customer-specific experience, the age of the accounts receivable balance, customer creditworthiness, current economic trends, and changes in its customer payment terms and collection trends. Account balances are charged-off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote.
Inventories, net — Inventories, net are stated at the lower of cost and net realizable value and valued primarily on a first-in-first-out basis. The Company records valuation adjustments to its inventories if the cost of inventory exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future market conditions and an analysis of historical experience.
Redemption Settlement Assets, Restricted — The cash and investments related to the redemption fund for the AIR MILES Reward Program are subject to a security interest which is held in trust for the benefit of funding redemptions by consumers, referred to as collectors. These assets are restricted to funding rewards for the collectors by certain of the Company’s sponsor contracts. Investments in equity securities are stated at fair value, with holding gains and losses recognized through net income. Investments in debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income (loss), as the investments are classified as available-for-sale.
Property and Equipment — Furniture, equipment, computer software and development and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are computed on a straight-line basis, using estimated lives ranging from two to ten years. Software development is capitalized in accordance with Accounting Standards Codification (“ASC”) 350-40, “Intangibles — Goodwill and Other — Internal — Use Software,” and is amortized on a straight-line basis over the expected benefit period, which ranges from three to five years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Long-lived assets are tested for impairment when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows.
Goodwill — Goodwill is not amortized, but is reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment is probable, using qualitative or quantitative analysis.
Intangible Assets — The Company’s identifiable intangible assets consist of amortizable intangible assets that are amortized on a straight-line basis over their respective estimated useful lives. The intangible assets are tested for impairment when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows. Costs incurred to renew or extend the terms of intangible assets are expensed as incurred.
Income Taxes — The Company’s operations are included in the consolidated U.S. federal, and certain state and local income tax returns filed by the Parent, where applicable. The Company also files certain separate foreign tax returns. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis, which requires us to estimate tax
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
expense as if the Company filed a separate return apart from the Parent. The Company’s income taxes as presented in the combined financial statements may not be indicative of the income taxes that the Company will incur in the future.
Income taxes reported in earnings also include deferred income tax provisions and provisions for uncertain tax positions. Deferred income tax assets and liabilities are computed on differences between the financial statement bases and tax bases of assets and liabilities at the enacted tax rates. Changes in deferred income tax assets and liabilities associated with components of other comprehensive income are charged or credited directly to other comprehensive income. Otherwise, changes in deferred income tax assets and liabilities are included as a component of income tax expense. The effect on deferred income tax assets and liabilities attributable to changes in enacted tax rates are charged or credited to income tax expense in the period of enactment. Valuation allowances are established for certain deferred tax assets when realization is less than more-likely-than-not.
Liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions, in our judgment, do not meet a more-likely-than-not threshold based on the technical merits of the positions. Additionally, liabilities may be established for uncertain tax positions when, in our judgment, the more-likely-than-not threshold is met, but the position does not rise to the level of highly certain based upon the technical merits of the position. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense.
The Company uses the portfolio approach relating to the release of stranded tax effects recorded in accumulated other comprehensive income (loss). Under the portfolio approach, the net unrealized gains or losses recorded in accumulated other comprehensive income (loss) would be eliminated only on the date the entire portfolio of available-for-sale securities is sold or otherwise disposed of.
Derivative Instruments — The Company uses derivatives to manage its exposure to various financial risks. The Company does not enter into derivatives for trading or other speculative purposes. Certain derivatives used to manage the Company’s exposure to foreign currency exchange rate movements are not designated as hedges and do not qualify for hedge accounting.
Derivatives Designated as Hedging Instruments — The Company assesses both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in the hedging transaction, including net investment hedges, have been highly effective in offsetting changes in the cash flows or remeasurement of the hedged items and whether the derivatives may be expected to remain highly effective in future periods. The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer highly effective in offsetting changes in cash flow of the hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) it determines that designating the derivative as a hedging instrument is no longer appropriate. Changes in the fair value of derivative instruments designated as hedging instruments, excluding any ineffective portion, are recorded in other comprehensive income (loss) until the hedged transactions affect net income. The ineffective portion of this hedging instrument is recognized through net income when the ineffectiveness occurs.
Derivatives not Designated as Hedging Instruments — Certain foreign currency exchange forward contracts are not designated as hedges as they do not meet the specific hedge accounting requirements of ASC 815, “Derivatives and Hedging.” Changes in the fair value of the derivative instruments not designated as hedging instruments are recorded in the combined statements of income as they occur.
Revenue Recognition — The Company recognizes revenue in accordance with ASC 606, “Revenue from Contracts with Customers.” The Company recognizes revenues when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In that determination, under ASC 606, the Company follows a five-step model that includes: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.
See Note 3, “Revenue,” for more information about the Company’s revenue and the associated timing and basis of revenue recognition.
Currency Translation — The assets and liabilities of the Company’s subsidiaries outside the U.S. are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates, primarily from Canadian dollars and Euros. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income and those resulting from translation of financial statements are included in accumulated other comprehensive income (loss). The Company recognized net foreign transaction losses of $1.0 million for the year ended December 31, 2020, and gains of $1.5 million and $1.0 million for the years ended December 31, 2019 and 2018, respectively, which are included in cost of operations within the Company’s combined statements of income.
Leases — The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at commencement based on the present value of lease payments over the lease term. As the implicit rate is typically not readily determinable in the Company’s lease agreements, the Company uses its incremental borrowing rate as of the lease commencement date to determine the present value of the lease payments. The incremental borrowing rate is based on the Company’s specific rate of interest to borrow on a collateralized basis, over a similar term and in a similar economic environment as the lease. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recognized on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Additionally, the Company accounts for lease and nonlease components as a single lease component for its identified asset classes. As of December 31, 2020 and 2019, the Company does not have any finance leases. Similar to other long-lived assets, right-of-use assets are tested for impairment when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows.
Marketing and Advertising Costs — The Company participates in various marketing and advertising programs with certain clients and sponsors. The cost of marketing and advertising programs is expensed in the period incurred. The Company has recognized marketing and advertising expenses, including on behalf of its clients, of $22.8 million, $24.7 million and $30.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Recently Issued Accounting Standards
In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” ASU 2019-12 eliminates certain exceptions within ASC 740, “Income Taxes,” and clarifies certain aspects of ASC 740 to promote consistency among reporting entities. ASU 2019-12 is effective for interim and annual reporting periods beginning after December 15, 2020, with early adoption permitted. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company’s adoption of this standard on January 1, 2021 did not have a material impact on its combined financial statements.
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. This
See accompanying notes to the combined financial statements.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
ASU is elective and is effective upon issuance for all entities. The Company is evaluating the impact that adoption of ASU 2020-04 will have on its combined financial statements.
Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU 2016-02, “Leases,” ASC 842, that replaced previous lease guidance and required lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. Companies continue to classify leases as either finance or operating, with classification affecting the pattern of expense recognition in the statements of income. Companies were permitted to adopt ASC 842 using a modified retrospective approach or transition relief provided by ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” that removed certain comparative period requirements and required a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the standard on January 1, 2019 using the transition relief provided by ASU 2018-11.
During 2018, the Company completed its evaluation of ASC 842, including the impact on its policies, processes, systems and controls. As a result, the Company identified changes to and modified certain of its accounting policies and practices, including the implementation of new lease accounting software. Although there were no significant changes to the Company’s accounting systems or controls upon adoption of ASC 842, the Company modified certain of its existing controls and added new controls to incorporate the revisions made to its accounting policies and practices.
The Company elected the transition practical expedients permitted under ASC 842-10-65-1 under which it was not required to reassess (i) whether expired or existing contracts were or contained leases as defined by ASC 842, (ii) the classification of such leases, and (iii) whether previously capitalized initial direct costs qualified for capitalization under ASC 842. The Company also elected the practical expedient to use hindsight in determining the lease term. Additionally, the Company made the accounting policy election to account for lease and nonlease components as a single lease component for its identified asset classes.
The cumulative effect of the changes made to the combined January 1, 2019 balance sheet for the adoption of ASC 842 established operating lease liabilities of approximately $137.0 million and corresponding right-of-use assets of approximately $122.8 million, based upon the operating lease liabilities adjusted for deferred rent and lease incentives, which resulted in the reclassification of approximately $14.2 million in liabilities to the right-of-use asset. There was no cumulative-effect adjustment to retained earnings as a result of the adoption of ASC 842.
The Company’s adoption of ASC 842 had no significant impact to our combined statements of income or combined statements of cash flows. Based on the evaluation of ASC 842, the Company does not expect it to have a material impact on its results of operations or cash flows in the periods after adoption.
ASC 842 also requires expanded qualitative and quantitative disclosure regarding the Company’s leasing activities. See Note 8, “Leases,” for the Company’s ASC 842 disclosures.
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 requires that equity investments be measured at fair value with changes in fair value recognized in net income. For equity investments without readily determinable fair values, entities have the option to either measure these investments at fair value or at cost adjusted for changes in observable prices minus impairment. Additionally, ASU 2016-01 requires entities that elect the fair value option for financial liabilities to recognize changes in fair value related to instrument-specific credit risk in other comprehensive income. Finally, entities must assess valuation allowances for deferred tax assets related to available-for-sale debt securities in combination with their other deferred tax assets. The Company adopted this standard on January 1, 2018, resulting in a cumulative-effect adjustment of $1.3 million that was reclassified from accumulated other comprehensive income (loss) to retained earnings on the combined January 1, 2018 balance sheet, with no change to total equity in 2018 related to the adoption.
See accompanying notes to the combined financial statements.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” or ASC 326. ASC 326 modified the impairment model for available-for-sale debt securities and provided for a simplified accounting model for purchased financial assets with credit deterioration since their origination. ASC 326 impacts the Company’s valuation of its accounts receivable and available-for-sale debt securities. The Company’s adoption of ASC 326 on January 1, 2020 did not have a material impact on its combined financial statements.
In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements from ASC 820, “Fair Value Measurement.” The Company’s adoption of this standard on January 1, 2020 did not have a material impact on its combined financial statements.
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” ASU 2018-15 requires customers in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs may be capitalized. The amendments in ASU 2018-15 can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted ASU 2018-15 on January 1, 2020 on a prospective basis and the adoption did not have a material impact on its combined financial statements.
3. REVENUE
Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s contracts with its customers state the terms of sale, including the description, quantity, and price of the product or service purchased. Payment terms can vary by contract, but the period between invoicing and when payment is due is not significant. Taxes assessed on revenue-producing transactions are excluded from revenues.
The Company’s products and services are reported under two segments — AIR MILES Reward Program and BrandLoyalty, as shown below. The following tables present revenue disaggregated by major source, as well as geographic region based on the location of the subsidiary that generally correlates with the location of the customer:
Year Ended December 31, 2020	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Major Source:
Coalition loyalty program	$262,470	$—	$262,470
Campaign-based loyalty solutions	—	487,685	487,685
Other	1,899(1)	—	1,899
Revenue from contracts with customers	$264,369	$487,685	$752,054
Investment income	12,752	—	12,752
Total	$277,121	$487,685	$764,806
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Year Ended December 31, 2019	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Major Source:
Coalition loyalty program	$290,054	$—	$290,054
Campaign-based loyalty solutions	—	635,516	635,516
Other	81,337(1)	13,594	94,931
Revenue from contracts with customers	$371,391	$649,110	$1,020,501
Investment income	12,630	—	12,630
Total	$384,021	$649,110	$1,033,131
Year Ended December 31, 2018	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Major Source:
Coalition loyalty program	$352,336	$—	$352,336
Campaign-based loyalty solutions	—	613,748	613,748
Other	71,008(1)	19,696	90,704
Revenue from contracts with customers	$423,344	$633,444	$1,056,788
Investment income	11,590	—	11,590
Total	$434,934	$633,444	$1,068,378

(1)
Includes revenues from Precima®, a provider of retail strategy and customer data applications and analytics, which was sold by the Parent on January 10, 2020, which comprised $1.9 million, $80.4 million and $70.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 4, “Dispositions,” for more information.

Year Ended December 31, 2020	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Geographic Region:
United States	$1,028	$10,062	$11,090
Canada	275,825	11,051	286,876
Europe, Middle East and Africa	268	332,364	332,632
Asia Pacific	—	80,546	80,546
Other	—	53,662	53,662
Total	$277,121	$487,685	$764,806
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Year Ended December 31, 2019	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Geographic Region:
United States	$37,969	$2,142	$40,111
Canada	336,105	16,058	352,163
Europe, Middle East and Africa	9,947	439,193	449,140
Asia Pacific	—	121,731	121,731
Other	—	69,986	69,986
Total	$384,021	$649,110	$1,033,131
Year Ended December 31, 2018	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Disaggregation of Revenue by Geographic Region:
United States	$18,838	$4,226	$23,064
Canada	395,832	15,526	411,358
Europe, Middle East and Africa	20,264	442,912	463,176
Asia Pacific	—	121,995	121,995
Other	—	48,785	48,785
Total	$434,934	$633,444	$1,068,378
AIR MILES Reward Program
The AIR MILES Reward Program is a coalition loyalty program for sponsors, who pay the Company a fee per AIR MILES reward mile issued, in return for which the AIR MILES Reward Program provides all marketing, customer service, rewards and redemption management.
Total consideration from the issuance of AIR MILES reward miles is allocated to three performance obligations: redemption, service, and brand, based on a relative standalone selling price basis. Because the standalone selling price is not directly observable for the three performance obligations, the Company estimates the standalone selling price for the redemption and the service performance obligations based on cost plus a reasonable margin. The Company estimates the standalone selling price of the brand performance obligation using a relief from royalty approach. Accordingly, management determines the estimated standalone selling price by considering multiple inputs and methods, including discounted cash flows and available market data in consideration of applicable margins and royalty rates to utilize. The number of AIR MILES reward miles issued and redeemed are factored into the estimates, as management estimates the standalone selling prices and volumes over the term of the respective agreements in order to determine the allocation of consideration to each performance obligation delivered. The redemption performance obligation incorporates the expected number of AIR MILES reward miles to be redeemed, and therefore, the amount of redemption revenue recognized is subject to management’s estimate of breakage, or those AIR MILES reward miles estimated to be unredeemed by the collector base.
Redemption revenue is recognized at a point in time, as AIR MILES reward miles are redeemed. For the fulfillment of certain rewards where the AIR MILES Reward Program does not control the goods or services before they are transferred to the collector, revenue is recorded on a net basis. Service revenue is recognized over time using a time-elapsed output method, the estimated life of an AIR MILES reward mile. Revenue from the brand is recognized over time, using an output method, when an AIR MILES reward mile is issued. Revenue associated with both the service and brand is included in service revenue in the Company’s combined statements of income.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The amount of revenue recognized in a period is subject to the estimate of breakage and the estimated life of an AIR MILES reward mile. Breakage and the life of an AIR MILES reward mile are based on management’s estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic conditions and changes in the program structure. For the years ended December 31, 2018, 2019 and 2020, the Company’s breakage rate was 20%. For the years ended December 31, 2018, 2019 and 2020, the Company’s estimated life of a mile was 38 months.
Contract Liabilities.   The Company records a contract liability when cash payments are received in advance of its performance, which applies to the service and redemption of an AIR MILES reward mile.
A reconciliation of contract liabilities for the AIR MILES Reward Program is as follows:
	Deferred Revenue
	Service	Redemption	Total
	(in thousands)
Balance at January 1, 2019	$247,975	$627,300	$875,275
Cash proceeds	191,992	313,319	505,311
Revenue recognized(1)	(193,725)	(309,231)	(502,956)
Other	—	561	561
Effects of foreign currency translation	12,363	31,472	43,835
Balance at December 31, 2019	$258,605	$663,421	$922,026
Cash proceeds	173,089	286,177	459,266
Revenue recognized(1)	(188,790)	(211,482)	(400,272)
Other	—	1,410	1,410
Effects of foreign currency translation	4,282	17,307	21,589
Balance at December 31, 2020	$247,186	$756,833	$1,004,019
Amounts recognized in the combined balance sheets:
Deferred revenue (current)	$141,642	$756,833	$898,475
Deferred revenue (non-current)	$105,544	$—	$105,544

(1)
Reported on a gross basis herein.

The deferred redemption obligation associated with the AIR MILES Reward Program is effectively due on demand from the collector base, thus the timing of revenue recognition is based on the redemption by the collector. Service revenue is amortized over the expected life of a mile, with the deferred revenue balance expected to be recognized into revenue in the amount of $141.7 million in 2021, $75.1 million in 2022, $29.5 million in 2023, and $0.9 million in 2024.
BrandLoyalty
BrandLoyalty designs, implements, conducts and evaluates innovative and tailor-made campaign-based loyalty solutions for grocers and other high-frequency retailers worldwide. The campaign-based loyalty solutions typically last between 6 and 20 weeks, depending on the nature of the program, with contract terms usually less than one year in length. These programs are tailored for the specific retailer client and are designed to reward key customer segments based on their spending levels during defined campaign periods. Revenue is recognized at the point in time control passes from BrandLoyalty to the retailer.
Contract Liabilities.   The Company records a contract liability when cash payments are received in advance of its performance, which applies to the reward products for its campaign-based loyalty solutions.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The contract liabilities for BrandLoyalty’s campaign-based loyalty solutions are recognized in other current liabilities in the Company’s combined balance sheets. In 2020, the beginning balance as of January 1, 2020 was $108.8 million and the closing balance as of December 31, 2020 was $59.6 million, with the change due to revenue recognized of approximately $375.9 million, offset in part by cash payments received in advance of program performance revenue during the year ended December 31, 2020. In 2019, the beginning balance as of January 1, 2019 was $98.9 million and the closing balance as of December 31, 2019 was $108.8 million, with the change due to cash payments received in advance of program performance, offset in part by revenue recognized of approximately $526.6 million during the year ended December 31, 2019.
Practical Expedients
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which the Company has the right to invoice for services performed.
The Company has elected the practical expedient from ASC 340-40 with respect to contract costs, and expenses the incremental costs as incurred for those costs that would otherwise be recognized with an amortization period of one year or less. These costs are recorded to cost of operations expense in the Company’s combined statements of income.
4. DISPOSITIONS
On January 10, 2020, the Parent sold Precima, a provider of retail strategy and customer data applications and analytics, to Nielsen Holdings plc for total consideration to the Parent of $43.8 million. The purchase and sale agreement provided for $10.0 million in contingent consideration based upon the occurrence of specified events and performance of the business, with two earnout determinations in September 2020 and September 2021, respectively. In September 2020, the Parent received cash of $5.0 million upon the earnout determination date. The assets and liabilities of Precima were included in the Company’s AIR MILES Reward Program segment. The following table summarizes the assets and liabilities of Precima as of the sale date:
January 10, 2020
(in thousands)
Assets:
Cash and cash equivalents	$10,713
Accounts receivable, net	17,154
Other current assets	2,889
Property and equipment, net	9,653
Goodwill	3,206
Other assets	2,051
Total assets	$45,666
Liabilities:
Accounts payable	$223
Accrued expenses	2,470
Other current liabilities	14,709
Deferred tax liability	2,037
Other liabilities	71
Total liabilities	$19,510
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
In accordance with ASC 830, “Foreign Currency Matters,” $3.9 million of accumulated foreign currency translation adjustments attributable to Precima’s foreign subsidiaries sold were reclassified from accumulated other comprehensive income (loss) and included in the calculation of the gain/loss on sale.
As a result of the transaction, the Company recorded a pre-tax gain of $10.9 million. The Company incurred $3.1 million in transaction costs associated with the disposition.
In 2018, the Parent sold its 37% investment in CBSM-Companhia Brasileira de Solucoes de Marketing S.A. (“CBSM”), operator of Brazil’s dotz loyalty program. The Parent received aggregate consideration of $15.0 million to be paid in installments. As a result of the transaction, the Company recognized a $9.5 million gain on the sale of the asset, which was included in cost of operations within the Company’s combined statements of income.
5. PREPAID EXPENSES
Prepaid expenses relate to prepayment made for future services in advance and will be expensed over time as the benefit of the services is received in the future, expected within one year. Prepaid expenses, which are included in other current assets, consisted of the following:
	December 31,
	2020	2019
	(in thousands)
Licenses	$11,583	$7,368
Maintenance	4,557	4,573
Other	2,869	5,419
Prepaid expenses	$19,009	$17,360
6. INVENTORIES, NET
Inventories, net of $164.3 million and $218.0 million at December 31, 2020 and 2019, respectively, primarily consist of finished goods to be utilized as rewards in the Company’s loyalty programs. For the year ended December 31, 2019, asset impairment charges of $18.4 million related to the discontinuance of certain reward product lines within inventory were recorded to the allowance for inventory obsolescence for the BrandLoyalty segment.
7. REDEMPTION SETTLEMENT ASSETS, RESTRICTED
Redemption settlement assets consist of restricted cash and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under certain contractual relationships with sponsors of the AIR MILES Reward Program. The principal components of redemption settlement assets, which are carried at fair value, are as follows:
	December 31, 2020				December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
Restricted cash	$55,427	$—	$—	$55,427	$39,309	$—	$—	$39,309
Mutual funds	26,850	—	—	26,850	25,095	—	—	25,095
Corporate bonds	592,247	19,110	(173)	611,184	536,020	2,385	(1,999)	536,406
Total	$674,524	$19,110	$(173)	$693,461	$600,424	$2,385	$(1,999)	$600,810
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The following tables show the unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2020 and 2019, respectively, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:
	December 31, 2020
	Less than 12 months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Corporate bonds	$46,190	$(86)	$10,316	$(87)	$56,506	$(173)
Total	$46,190	$(86)	$10,316	$(87)	$56,506	$(173)
	December 31, 2019
	Less than 12 months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Corporate bonds	$166,588	$(1,330)	$155,118	$(669)	$321,706	$(1,999)
Total	$166,588	$(1,330)	$155,118	$(669)	$321,706	$(1,999)
The amortized cost and estimated fair value of the securities at December 31, 2020 by contractual maturity are as follows:
	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less(1)	$144,932	$146,015
Due after one year through five years	470,209	487,973
Due after five year through ten years	3,956	4,046
Total	$619,097	$638,034

(1)
Includes mutual funds, which do not have a stated maturity.

The amortized cost and estimated fair value of the securities at December 31, 2019 by contractual maturity are as follows:
	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less(1)	$129,477	$129,368
Due after one year through five years	427,761	428,228
Due after five year through ten years	3,877	3,905
Total	$561,115	$561,501

(1)
Includes mutual funds, which do not have a stated maturity.

Market values were determined for each individual security in the investment portfolio. Effective January 1, 2020, the Company adopted ASC 326, which replaced the other-than-temporary impairment model for available-for-sale debt securities. For available-for-sale debt securities in which fair value is less than cost, ASC 326 requires that credit-related impairment, if any, be recognized through an allowance for
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
credit losses and adjusted each period for changes in credit risk. The Company typically invests in highly-rated securities with low probabilities of default and has the intent and ability to hold the investments until maturity, and the Company performs an assessment each period for credit-related impairment. As of December 31, 2020, the Company does not consider its investments to be impaired.
There were no realized gains or losses from the sale of investment securities for the year ended December 31, 2020. For the years ended December 31, 2019 and 2018, realized gains and losses from the sale of investment securities were de minimis.
8. LEASES
The Company has operating leases for general office properties, warehouses, data centers, customer care centers, automobiles and certain equipment. As of December 31, 2020, the Company’s leases have remaining lease terms of less than 1 year to 13 years, some of which may include renewal options.
The components of lease expense were as follows:
	Years Ended December 31,
	2020	2019
	(in thousands)
Operating lease cost	$15,580	$16,379
Short-term lease cost	451	1,142
Variable lease cost	4,224	4,106
Total	$20,255	$21,627
Lease expense was $17.6 million for the year ended December 31, 2018.
Other information related to leases was as follows:
	December 31, 2020	December 31, 2019
Weighted-average remaining lease term (in years):
Operating leases	11.4	12.2
Weighted-average discount rate:
Operating leases	4.6%	4.5%
Supplemental cash flow information related to leases was as follows:
	Years Ended December 31,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$17,449	$18,183
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$3,028	$6,145
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Maturities of the lease liabilities as of December 31, 2020 were as follows:
Year	Operating Leases
(in thousands)
2021	$15,450
2022	16,038
2023	14,669
2024	13,796
2025	13,252
Thereafter	92,846
Total undiscounted lease liabilities	166,051
Less: Amount representing interest	(38,461)
Total present value of minimum lease payments	$127,590
Amounts recognized in the December 31, 2020 combined balance sheet:
Current operating lease liabilities	$9,942
Long-term operating lease liabilities	117,648
Total	$127,590
9. PROPERTY AND EQUIPMENT
Property and equipment consist of the following:
	December 31,
	2020	2019
	(in thousands)
Computer software and development	$162,622	$163,236
Furniture and equipment	28,656	30,498
Leasehold improvements	32,205	34,154
Construction in progress	9,709	21,348
Total	233,192	249,236
Accumulated depreciation and amortization	(135,276)	(137,997)
Property and equipment, net	$97,916	$111,239
Depreciation expense totaled $7.0 million, $9.4 million and $11.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Amortization expense on capitalized software totaled $22.0 million, $22.8 million and $21.6 million for the years ended December 31, 2020, 2019, and 2018, respectively.
As of December 31, 2020 and 2019, unamortized capitalized software costs included in the combined balance sheets totaled $55.8 million and $57.0 million, respectively.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
10. INTANGIBLE ASSETS AND GOODWILL
Intangible Assets
Intangible assets consist of the following:
	December 31, 2020			Amortization Life and Method
	Gross Assets	Accumulated Amortization	Net
	(in thousands)
Customer contracts	$354,242	$(354,242)	$—	7 years – straight line
Tradenames	34,691	(30,112)	4,579	8-15 years – straight line
Collector database	54,973	(54,455)	518	5 years – straight line
Total intangible assets	$443,906	$(438,809)	$5,097
	December 31, 2019			Amortization Life and Method
	Gross Assets	Accumulated Amortization	Net
	(in thousands)
Customer contracts	$325,149	$(278,699)	$46,450	7 years – straight line
Tradenames	31,842	(26,488)	5,354	8-15 years – straight line
Collector database	53,896	(52,881)	1,015	5 years – straight line
Total intangible assets	$410,887	$(358,068)	$52,819
Amortization expense related to intangible assets was approximately $49.0 million, $48.0 million and $52.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The estimated amortization expense related to intangible assets for the next five years and thereafter is as follows:
For the Years Ending December 31,
(in thousands)
2021	$1,772
2022	1,254
2023	1,254
2024	643
2025	33
Thereafter	141
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019, respectively, are as follows:
	AIR MILES Reward Program	BrandLoyalty	Total
	(in thousands)
Balance at January 1, 2019	$183,576	$509,541	$693,117
Effects of foreign currency translation	9,180	(11,483)	(2,303)
Balance at December 31, 2019	$192,756	$498,058	$690,814
Goodwill allocated to sale of Precima	(3,206)	—	(3,206)
Effects of foreign currency translation	3,726	44,564	48,290
Balance at December 31, 2020	$193,276	$542,622	$735,898
Approximately $3.2 million of the AIR MILES Reward Program’s goodwill was allocated to Precima upon sale in January 2020, based on a relative fair value allocation of the businesses.
ADS completed its annual impairment tests for goodwill on July 31, 2019 and 2018 and determined at each date that no impairment exists. On July 1, 2020, ADS voluntarily changed its annual goodwill impairment testing date from July 31 to July 1 to allow additional time for testing due to the COVID-19 pandemic and current uncertainty in the macroeconomic environment and determined at July 1, 2020 that no impairment exists. Accordingly, management determined that the change in accounting principle is preferable under the circumstance. This change has been applied prospectively from July 1, 2020, as retrospective application is deemed impracticable due to the inability to objectively determine the assumptions and significant estimates used in earlier periods without the benefit of hindsight. This change was not material to the Company’s combined financial statements as it did not delay, accelerate, or avoid any potential goodwill impairment charge. As of December 31, 2020, the Company does not believe it is more-likely-than-not that the fair value of either reporting unit is less than its carrying amount. No further testing of goodwill impairments will be performed until July 1, 2021, unless events occur or circumstances indicate an impairment is probable.
11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES — RELATED PARTY
The Company owns interests in certain entities, which are consolidated subsidiaries of the Parent, which are accounted for using the equity method of accounting, as the Company exercises significant influence but does not control the entities. The investments consisted of the following, both in the AIR MILES Reward Program segment:
		Proportion of Ownership Interest
Name of Investee	Type	December 31, 2020	December 31, 2019
ICOM Information & Communications L.P.	Limited partnership	—%	—%
Comenity Canada L.P.	Limited partnership	99.9%	99.9%
Under the equity method, the Company’s share of its investees’ earnings or loss is recognized in the combined statements of income. Losses from investments in unconsolidated related party subsidiaries totaled approximately $0.3 million, $2.3 million, and $6.8 million for the years ended December 31, 2020, 2019, and 2018, respectively.
On February 13, 2019, the Company made a capital contribution of $5.3 million to ICOM Information & Communications L.P. (“ICOM”) to fund losses. On February 28, 2019, the Company sold its investment in ICOM to Epsilon Interactive CA, ULC, a subsidiary of ADS, for cash consideration of $4.0 million.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
For the years ended December 31, 2020, 2019, and 2018, the Company made capital contributions to Comenity Canada L.P. of $0.7 million, $0.7 million, and $0.8 million, respectively.
At December 31, 2020 and 2019, the Company’s investment in Comenity Canada L.P. was $0.9 million and $0.5 million, respectively.
12. RESTRUCTURING AND OTHER CHARGES
In 2019, the Parent, under the direction of its board of directors, evaluated the cost structure and executed on certain cost saving initiatives at each segment. These charges included restructuring and other exit activities related to reductions in force, terminations of certain reward product lines, reduction or closure of certain leased office space, asset impairments, changes in management structure and fundamental reorganizations that affect the nature and focus of operations. Restructuring and other charges incurred were recorded to cost of operations within the Company’s combined statements of income. These charges related to actions taken in 2019 did not continue in 2020. The restructuring and other charges incurred in 2020 and charged to expense relate to changes in the Company’s original estimate and consisted of adjustments to the Company’s liability, including the impact of foreign currency translations.
The following tables summarize the restructuring and other charges incurred by reportable segment for all restructuring activities for the periods presented:
Year Ended December 31, 2020	Termination Benefits	Asset Impairments	Lease Termination Costs	Other Exit Costs	Total
	(in thousands)
AIR MILES Reward Program	$141	$—	$—	$17	$158
BrandLoyalty	(52)	—	—	2	(50)
Total	$89	$—	$—	$19	$108
Year Ended December 31, 2019	Termination Benefits	Asset Impairments	Lease Termination Costs	Other Exit Costs	Total
	(in thousands)
AIR MILES Reward Program	$2,651	$420	$203	$213	$3,487
BrandLoyalty	4,954	40,244	—	2,095	47,293
Total	$7,605	$40,664	$203	$2,308	$50,780
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The Company’s liability for restructuring and other charges is recognized in accrued expenses in its combined balance sheets. The following table summarizes the activities related to the restructuring and other charges, as discussed above, for the periods presented:
	Termination Benefits	Asset Impairments	Lease Termination Costs	Other Exit Costs	Total
	(in thousands)
Liability as of January 1, 2019	$—	$—	$—	$—	$—
Charged to expense	7,605	40,664	203	2,308	50,780
Adjustments for non-cash charges	—	(40,664)	(203)	—	(40,867)
Cash payments	(3,959)	—	—	(2,160)	(6,119)
Liability as of December 31, 2019	$3,646	$—	$—	$148	$3,794
Charged to expense	89	—	—	19	108
Adjustments for non-cash charges	—	—	—	—	—
Cash payments	(2,466)	—	—	(167)	(2,633)
Liability as of December 31, 2020	$1,269	$—	$—	$—	$1,269
The Company’s outstanding liability related to restructuring and other charges is expected to be settled by the end of 2021.
13. ACCRUED EXPENSES
Accrued expenses consist of the following:
	December 31,
	2020	2019
	(in thousands)
Accrued payroll and benefits	$29,838	$32,924
Accrued taxes	14,256	16,939
Accrued other liabilities	22,962	33,467
Accrued expenses	$67,056	$83,330
14. DEBT
Note Payable — Related Party
In January 2017, the AIR MILES Reward Program entered into a promissory note with Alliance Data Lux Financing S.à r.l., a subsidiary of the Parent, to borrow CDN $142.8 million ($112.2 million as of December 31, 2020). The maturity of the note payable was January 27, 2022, with a fixed interest rate of 6.5% per year. Under the terms of the note payable, the AIR MILES Reward Program had the right to make prepayments of the principal amount of the debt at any time, without notice and without premium or penalty. No principal payments of the note payable were required until maturity. In March 2017, the AIR MILES Reward Program repaid CDN $60.0 million of its note payable, and in September 2019, the AIR MILES Reward Program repaid its remaining CDN $82.8 million balance outstanding.
In May 2017, BrandLoyalty and certain of its subsidiaries entered into a loan with Alliance Data Lux Financing S.à r.l., a subsidiary of the Parent for €60.0 million ($73.3 million as of December 31, 2020) with a fixed interest rate of 2.86% with a maturity date of May 2022. The loan is wholly subordinated to loans under the BrandLoyalty credit agreement. The loan, including interest, was repaid in full in September 2019.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
As of December 31, 2020 and 2019, there were no amounts outstanding under the applicable notes payable.
BrandLoyalty Credit Agreement
BrandLoyalty and certain of its subsidiaries, as borrower and guarantors, were parties to a credit agreement that provided for an A-1 term loan facility of €90.0 million and an A-2 term loan facility of €100.0 million, subject to certain principal repayments, a committed revolving line of credit of €37.5 million and an uncommitted revolving line of credit of €37.5 million, all of which were scheduled to mature in June 2020. In September 2019, the Company repaid the €115.0 million in term loans outstanding under the BrandLoyalty credit agreement and repaid the €32.5 million amount outstanding under the revolving line of credit.
In April 2020, BrandLoyalty and certain of its subsidiaries, as borrowers and guarantors, terminated its existing facility and entered into a new credit agreement (the “2020 BrandLoyalty Credit Agreement”) that provides for a committed revolving line of credit of €30.0 million ($36.6 million as of December 31, 2020), an uncommitted revolving line of credit of €30.0 million ($36.6 million as of December 31, 2020), and an accordion feature permitting BrandLoyalty to request an increase in either the committed or uncommitted line of credit up to €80.0 million ($97.7 million as of December 31, 2020) in aggregate. Each of the committed and uncommitted revolving line of credit are scheduled to mature on April 3, 2023, subject to BrandLoyalty’s request to extend for two additional one-year terms at the absolute discretion of the lenders at the time of such requests.
In the first quarter of 2021, BrandLoyalty and certain of its subsidiaries, as borrowers and guarantors, amended its credit agreement to extend the maturity date by one year from April 3, 2023 to April 3, 2024.
All advances under the 2020 BrandLoyalty Credit Agreement are denominated in Euros. The interest rate fluctuates and is equal to EURIBOR, as defined in the 2020 BrandLoyalty Credit Agreement, plus an applicable margin based on BrandLoyalty’s senior net leverage ratio. The 2020 BrandLoyalty Credit Agreement contains a senior net leverage ratio financial covenant, as well as usual and customary negative covenants, representations, general and information undertakings and events of default.
As of December 31, 2020 and 2019, respectively, there were no amounts outstanding under the credit agreements.
15. DERIVATIVE INSTRUMENTS
The Company uses derivatives to manage risks associated with certain assets and liabilities arising from the potential adverse impact of fluctuations in foreign currency exchange rates. Certain derivatives used to manage the Company’s exposure to foreign currency exchange rate movements are not designated as hedges and do not qualify for hedge accounting. The fair value of the Company’s derivative instruments as of December 31, 2020 was $0.4 million included in other current assets and $1.5 million included in other current liabilities in the Company’s combined balance sheets. The fair value of the Company’s derivative instruments as of December 31, 2019 was $0.2 million included in other current assets and $0.3 million included in other current liabilities in the Company’s combined balance sheets.
16. COMMITMENTS AND CONTINGENCIES
AIR MILES Reward Program
The Company has entered into contractual arrangements with certain AIR MILES Reward Program sponsors that result in fees being billed to those sponsors upon the redemption of AIR MILES reward miles issued by those sponsors. The Company has obtained letters of credit and other assurances from those sponsors for the Company’s benefit that expire at various dates. These letters of credit and other assurances totaled $150.5 million and $141.7 million at December 31, 2020, and 2019, respectively, which exceeds the
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
amount of the Company’s estimate of its obligation to provide travel and other rewards upon the redemption of AIR MILES reward miles issued by those sponsors, in the respective periods.
The Company currently has an obligation to provide AIR MILES Reward Program collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlement assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.
The Company has entered into certain long-term arrangements with airlines and other suppliers in connection with AIR MILES Reward Program redemptions. These long-term arrangements allow the Company to retain preferred pricing, subject to meeting agreed upon annual volume commitments for rewards purchased.
Legal Proceedings
From time to time the Company is involved in various claims and lawsuits arising in the ordinary course of business that it believes will not have a material effect on its business, financial condition or cash flows, including claims and lawsuits alleging breaches of the Company’s contractual obligations.
17. SHARE-BASED PAYMENTS
Certain employees participate in share-based compensation plans of ADS. Under these plans, shares are reserved for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance share awards, cash incentive awards, deferred stock units, and other stock-based and cash-based awards to selected officers, employees, non-employee directors and consultants performing services for ADS or its affiliates. Terms of all awards are determined by ADS’s board of directors or the compensation committee of ADS’s board of directors or its designee at the time of award.
ADS accounts for stock-based compensation in accordance with ASC 718, “Compensation — Stock Compensation.” Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.
As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company’s results of operations has been reduced for estimated forfeitures. ADS estimates forfeitures at each grant date, with forfeiture estimates to be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on ADS’s historical experience. ADS’s estimated annual forfeiture rate is 5% for the year ended December 31, 2020, 2019, and 2018, respectively.
During 2020, 2019, and 2018, ADS awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock units is estimated using ADS’s closing share price on the date of grant. Service-based restricted stock unit awards typically vest ratably over a three-year period. Performance-based restricted stock unit awards vest ratably over a three-year period if specified performance measures tied to ADS’s financial performance are met. For each of the years ended December 31, 2020 and 2019, stock compensation expense was not accrued for the 2020 and 2019 performance-based awards, respectively, as the probable outcome was 0% achievement.
Stock-based compensation expense recognized in the Company’s combined statements of income for the years ended December 31, 2020, 2019 and 2018, is as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Cost of operations	$5,498	$7,204	$10,017
General and administrative	1,519	1,872	3,316
Total	$7,017	$9,076	$13,333
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The income tax benefits related to stock-based compensation expense for the years ended December 31, 2020, 2019 and 2018 were $0.1 million, $0.9 million and $1.7 million, respectively.
As of December 31, 2020, there was a total of approximately $5.7 million of unrecognized expense associated with employees of LoyaltyOne, adjusted for estimated forfeitures, related to non-vested, stock-based equity awards granted to employees, which is to be recognized over a weighted average period of approximately 1.5 years.
18. EMPLOYEE BENEFIT PLANS
The Company provides certain defined contribution benefit plans to its associates, for which eligible associates may defer a portion of their compensation that is matched by the Company, based on plan guidelines and subject to certain restrictions. The Company’s contributions to these plans were $4.0 million, $4.2 million and $4.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in each component of accumulated other comprehensive income (loss), net of tax effects, are as follows:
	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss)
	(in thousands)
Balance as of January 1, 2018	$(7,138)	$(147)	$(65,074)	$(72,359)
Changes in other comprehensive income (loss) before reclassifications	(208)	(77)	(21,031)	(21,316)
Amounts reclassified from other comprehensive income (loss)	1,327(1)	—	—	1,327
Changes in other comprehensive income (loss)	1,119	(77)	(21,031)	(19,989)
Balance at December 31, 2018	$(6,019)	$(224)	$(86,105)	$(92,348)
Changes in other comprehensive income (loss) before reclassifications	6,405	91	(6,214)	282
Amounts reclassified from other comprehensive income (loss)	—	—	—	—
Changes in other comprehensive income (loss)	6,405	91	(6,214)	282
Balance at December 31, 2019	$386	$(133)	$(92,319)	$(92,066)
Changes in other comprehensive income (loss) before reclassifications	17,881	(567)	71,246	88,560
Amounts reclassified from other comprehensive income (loss)	—	—	3,887(2)	3,887
Changes in other comprehensive income (loss)	17,881	(567)	75,133	92,447
Balance at December 31, 2020	$18,267	$(700)	$(17,186)	$381

(1)
Reflects a $1.3 million cumulative-effect reclassification to retained earnings as of January 1, 2018 related to the adoption of ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” For more information, see Note 2, “Summary of Significant Accounting Policies.”

(2)
In accordance with ASC 830, upon the sale of Precima on January 10, 2020, $3.9 million of accumulated foreign currency translation adjustments attributable to Precima’s foreign subsidiaries sold were reclassified from accumulated other comprehensive income (loss) and included in the calculation of the gain on sale of Precima.

See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Other reclassifications from accumulated other comprehensive loss into net income for each of the periods presented were not material.
20. INCOME TAXES
The components of income before income taxes and loss from investment in unconsolidated subsidiaries and income tax expense are as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Components of income before income taxes and loss from investment in unconsolidated subsidiaries:
Domestic	$(5,326)	$(25,078)	$(29,021)
Foreign	101,971	113,320	168,796
Total	$96,645	$88,242	$139,775
Components of income tax expense:
Current
Federal	$63	$(76)	$(1,921)
State	(303)	—	52
Foreign	25,066	31,260	53,761
Total current	24,826	31,184	51,892
Deferred
Federal	(63)	124	1,424
State	303	—	(52)
Foreign	(3,742)	(19,977)	(56,131)
Total deferred	(3,502)	(19,853)	(54,759)
Total provision for income taxes	$21,324	$11,331	$(2,867)
A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate for all periods to income before income taxes and loss from investment in unconsolidated subsidiaries is as follows:
	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Expected expense at statutory rate	$20,296	$18,532	$29,353
Increase (decrease) in income taxes resulting from:
Foreign rate differential	1,861	1,203	8,155
Foreign restructuring	3,598	—	(48,033)
Impact of sale transaction	3,360	—	(3,237)
Global intangible low-taxed income	(8,339)	2,895	5,444
Non-deductible expenses	2,396	4,162	1,858
Uncertain tax positions	(7,706)	(14,856)	4,332
Valuation allowance	5,066	(196)	429
Other	792	(409)	(1,168)
Total	$21,324	$11,331	$(2,867)
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
H.R. 1, originally known as the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Reform”) was enacted on December 22, 2017. The 2017 Tax Reform permanently reduced the corporate tax rate to 21% from 35%, effective January 1, 2018 and implemented a change from a system of worldwide taxation with deferral to a hybrid territorial system. This system taxes excess foreign profits above a deemed routine return through the Global Intangible Low-Taxed Income (“GILTI”) regime. The Company recognizes tax on GILTI, to the extent that it applies, as an expense in the period incurred.
The Company recorded a benefit of $8.3 million for the year ended December 31, 2020 related to the impact of the final regulations issued by the Treasury and Internal Revenue Service regarding GILTI. Benefits for uncertain tax positions of $7.7 million and $14.9 million were recognized in tax years ended December 31, 2020 and 2019, respectively, primarily due to the expiration of statutes of limitation and the resolution of tax audit issues in various foreign jurisdictions. In 2018, the Company realized a $48.0 million deferred tax benefit resulting from a foreign restructuring of non-U.S. intangibles. This restructuring supported a strategic shift for the impacted entities by consolidating intangibles that historically existed across legal entities.
Deferred tax assets and liabilities consist of the following:
	December 31,
	2020	2019
	(in thousands)
Deferred tax assets
Deferred revenue	$14,960	$9,454
Net operating loss carryforwards and other carryforwards	69,132	76,177
Lease liabilities	32,934	31,107
Accrued expenses and other	9,844	14,180
Intangible assets	31,478	25,902
Total deferred tax assets	158,348	156,820
Valuation allowance	(47,854)	(58,586)
Deferred tax assets, net of valuation allowance	110,494	98,234
Deferred tax liabilities
Depreciation	11,394	10,165
Right of use assets	28,963	27,077
Total deferred tax liabilities	40,357	37,242
Net deferred tax asset	$70,137	$60,992
Amounts recognized in the combined balance sheets:
Non-current assets	$70,137	$62,789
Non-current liabilities	—	(1,797)
Total – Net deferred tax asset	$70,137	$60,992
The deferred tax assets associated with net operating losses (“NOLs”) included in the table above reflect NOLs as if the Company was a taxpayer separate from the Parent. As of December 31, 2020 the Company has actual federal NOLs of $7.7 million as well as hypothetical federal NOLs of $22.2 million. With the exception of NOLs generated after December 31, 2017, the actual federal NOLs expire at various times through the year 2037. As of December 31, 2020, the Company also maintains actual state NOLs of $7.7 million as well as hypothetical state NOLs of $21.6 million. These actual state NOLs will expire at various times through the year 2040. The Company has $240.7 million of foreign NOLs and $6.6 million of foreign capital losses at December 31, 2020. The foreign NOLs and capital losses have an unlimited
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
carryforward period. The Company does not believe it is more-likely-than-not that any federal or state NOLs, a portion of the foreign NOLs, or any of the capital losses will be utilized. Therefore, in accordance with ASC 740-10-30, “Income Taxes — Overall — Initial Measurement,” the Company has established a valuation allowance against those carryforwards unlikely to be utilized. The hypothetical federal and state NOLs, along with the corresponding valuation allowances, will be eliminated at the time a separation is executed. The Company’s valuation allowance, and corresponding NOLs, decreased $10.7 million during the year ended December 31, 2020, due primarily to nondeductible expenses in foreign jurisdictions.
At December 31, 2020, the Company did not have any excess financial reporting basis over tax basis from a U.S. federal tax perspective primarily as a result of the GILTI regime pursuant to the 2017 Tax Reform. The Company may have, in certain state or foreign jurisdictions, amounts of financial reporting basis that exceeds tax basis as of December 31, 2020. However, these amounts are immaterial and no additional state or foreign tax liability has been recorded. Finally, despite the immaterial nature, the Company intends to permanently reinvest any previously undistributed earnings of our foreign subsidiaries in the operations outside the United States to support its international growth.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
Balance at January 1, 2018	$45,156
Increases related to prior years’ tax positions	—
Decreases related to prior years’ tax positions	(6,304)
Increases related to current year tax positions	38,476
Settlements during the period	—
Lapses of applicable statutes of limitation	(849)
Foreign currency translation adjustment	(2,248)
Balance at December 31, 2018	$74,231
Increases related to prior years’ tax positions	—
Decreases related to prior years’ tax positions	(10,484)
Increases related to current year tax positions	—
Settlements during the period	—
Lapses of applicable statutes of limitation	(4,251)
Foreign currency translation adjustment	1,081
Balance at December 31, 2019	$60,577
Increases related to prior years’ tax positions	903
Decreases related to prior years’ tax positions	(40,267)
Increases related to current year tax positions	—
Settlements during the period	—
Lapses of applicable statutes of limitation	(6,431)
Foreign currency translation adjustment	4,663
Balance at December 31, 2020	$19,445
Included in the balance at December 31, 2020 are tax positions reclassified from deferred income taxes. Deductibility or taxability is highly certain for these tax positions but there is uncertainty about the timing of such deductibility or taxability. Because of the impact of deferred tax accounting, other than interest and penalties, this timing uncertainty, if realized, would not have a material effect on the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has potential cumulative interest and penalties with respect to unrecognized tax benefits of approximately $5.8 million, $7.4 million and $9.5 million at December 31, 2020, 2019 and 2018, respectively. For the years ended December 31, 2020, 2019 and 2018, the Company recorded a benefit of approximately $1.8 million and $2.3 million and an expense of $2.1 million, respectively, for potential interest and penalties with respect to unrecognized tax benefits.
At December 31, 2020, 2019 and 2018, the Company had unrecognized tax benefits of approximately $15.5 million, $58.6 million and $72.8 million, respectively, that, if recognized, would impact the effective tax rate. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits over the next twelve months.
The Company’s domestic operations have been included in the Parent’s federal and state tax returns and are not separately subject to audit. The Company’s foreign operations are separately subject to tax in multiple foreign jurisdictions. With some exceptions, the tax returns filed by the Company’s foreign operations are no longer subject to foreign income tax examinations for years before 2013.
21. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments — The estimated fair values of the Company’s financial instruments are as follows:
	December 31, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Redemption settlement assets, restricted	$693,461	$693,461	$600,810	$600,810
Other investments	253	253	248	248
Derivative instruments	353	353	175	175
Financial liabilities
Derivative instruments	1,505	1,505	275	275
The following techniques and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:
Redemption settlement assets, restricted — Redemption settlement assets, restricted are recorded at fair value based on quoted market prices for the same or similar securities.
Other investments — Other investments consist of marketable securities and are included in other current assets in the combined balance sheets. Other investments are recorded at fair value based on quoted market prices for the same or similar securities.
Derivative instruments — The Company’s foreign currency cash flow hedges and foreign currency exchange forward contracts are recorded at fair value based on a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflected the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs.
Financial Assets and Financial Liabilities Fair Value Hierarchy
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
•
Level 1, defined as observable inputs such as quoted prices in active markets;

See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3, defined as unobservable inputs where little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The use of different techniques to determine fair value of these financial instruments could result in different estimates of fair value at the reporting date.
The following tables provide information for the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2020 and 2019:
	Balance at December 31, 2020	Fair Value Measurement at December 31, 2020 Using
		Level 1	Level 2	Level 3
	(in thousands)
Mutual funds(1)	$26,850	$26,850	$—	$—
Corporate bonds(1)	611,184	—	611,184	—
Marketable securities(2)	253	253	—	—
Derivative instruments(3)	353	—	353	—
Total assets measured at fair value	$638,640	$27,103	$611,537	$—
Derivative instruments(3)	$1,505	$—	$1,505	$—
Total liabilities measured at fair value	$1,505	$—	$1,505	$—
	Balance at December 31, 2019	Fair Value Measurement at December 31, 2019 Using
		Level 1	Level 2	Level 3
	(in thousands)
Mutual funds(1)	$25,095	$25,095	$—	$—
Corporate bonds(1)	536,406	—	536,406	—
Marketable securities(2)	248	248	—	—
Derivative instruments(3)	175	—	175	—
Total assets measured at fair value	$561,924	$25,343	$536,581	$—
Derivative instruments(3)	$275	$—	$275	$—
Total liabilities measured at fair value	$275	$—	$275	$—

(1)
Amounts are included in redemption settlement assets in the combined balance sheets.

(2)
Amounts are included in other current assets in the combined balance sheets.

(3)
Amounts are included in other current assets and other current liabilities in the combined balance sheets.

There were no transfers between Levels 1 and 2 within the fair value hierarchy for the years ended December 31, 2020 and 2019. There were no Level 3 financial instruments held during the years ended
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
December 31, 2020 and 2019. There were no assets and liabilities disclosed but not carried at fair value as of December 31, 2020 and 2019.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
For the year ended December 31, 2019, as part of restructuring and other charges, the Company recorded asset impairments of $40.7 million related to the discontinuance of certain product lines within inventory and the impairment of certain prepaid assets and fixed assets. See Note 12, “Restructuring and Other Charges,” for more information.
22. SEGMENT INFORMATION
Operating segments are defined by ASC 280, “Segment Reporting,” as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and services.
•
The AIR MILES Reward Program is a full service outsourced coalition loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service, rewards and redemption management.

•
BrandLoyalty designs, implements, conducts and evaluates innovative and tailor-made loyalty programs for grocers and other high-frequency retailers worldwide. These loyalty programs are designed to generate immediate changes in consumer behavior and are offered through leading grocers across Europe and Asia, as well as around the world.

•
Corporate and other consists of corporate overhead not allocated to any of the Company’s segments.

Income taxes and equity in earnings (losses) from related party investments accounted for under the equity method are not included in the computation of segment operating profit for internal evaluation purposes.
Year Ended December 31, 2020	AIR MILES Reward Program	BrandLoyalty	Corporate/ Other	Total
	(in thousands)
Revenues	$277,121	$487,685	$—	$764,806
Income (loss) before income taxes	$131,630	$(20,670)	$(14,315)	$96,645
Interest (income) expense, net	(1,071)	237	—	(834)
Depreciation and amortization	18,658	59,283	—	77,941
Stock compensation expense	2,137	3,361	1,519	7,017
Gain on sale of business, net of strategic transaction costs	(7,816)	—	—	(7,816)
Strategic transaction costs	329	—	—	329
Restructuring and other charges	158	(50)	—	108
Adjusted EBITDA(1)	$144,025	$42,161	$(12,796)	$173,390
Capital expenditures	$17,360	$6,959	$—	$24,319
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
Year Ended December 31, 2019	AIR MILES Reward Program	Brand Loyalty	Corporate/ Other	Total
	(in thousands)
Revenues	$384,021	$649,110	$—	$1,033,131
Income (loss) before income taxes	$137,474	$(34,409)	$(14,823)	$88,242
Interest (income) expense, net	(1,722)	4,057	—	2,335
Depreciation and amortization	21,088	59,091	—	80,179
Stock compensation expense	3,878	3,326	1,872	9,076
Strategic transaction costs	963	18	—	981
Restructuring and other charges	3,487	47,293	—	50,780
Adjusted EBITDA(1)	$165,168	$79,376	$(12,951)	$231,593
Capital expenditures	$29,094	$12,363	$—	$41,457
Year Ended December 31, 2018	AIR MILES Reward Program	BrandLoyalty	Corporate/ Other	Total
	(in thousands)
Revenues	$434,934	$633,444	$—	$1,068,378
Income (loss) before income taxes	$157,411	$(3,587)	$(14,049)	$139,775
Interest (income) expense, net	(981)	6,509	—	5,528
Depreciation and amortization	22,072	62,751	—	84,823
Gain on sale of an investment	(9,517)	—	—	(9,517)
Stock compensation expense	5,942	4,075	3,316	13,333
Adjusted EBITDA(1)	$174,927	$69,748	$(10,733)	$233,942
Capital expenditures	$20,003	$13,997	$—	$34,000

(1)
Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable financial measure based on GAAP plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization, and amortization of purchased intangibles. Adjusted EBITDA also excludes the gain on the sale of Precima, the gain on the sale of an investment in dotz, strategic transaction costs, which represent costs for professional services associated with strategic initiatives, and restructuring and other charges.

The table below reconciles the reportable segments’ total assets to combined total assets:
	AIR MILES Reward Program	BrandLoyalty	Corporate/Other	Total
	(in thousands)
Total Assets
December 31, 2020	$1,332,388	$1,089,937	$35,739	$2,458,064
December 31, 2019	$1,202,811	$1,121,328	$29,281	$2,353,420
With respect to information concerning principal geographic areas, revenues are based on the location of the subsidiary that generally correlates with the location of the customer. Information concerning principal geographic areas is as follows:
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
	United States	Canada	Europe Middle East and Africa	Asia Pacific	Other	Total
	(in thousands)
Revenues
Year Ended December 31, 2020	$11,090	$286,876	$332,632	$80,546	$53,662	$764,806
Year Ended December 31, 2019	$40,111	$352,163	$449,140	$121,731	$69,986	$1,033,131
Year Ended December 31, 2018	$23,064	$411,358	$463,176	$121,995	$48,785	$1,068,378
Long Lived Assets
December 31, 2020	$—	$311,530	$714,317	$1,902	$148	$1,027,897
December 31, 2019	$11,533	$311,536	$713,838	$2,993	$246	$1,040,146
As of December 31, 2020, 2019 and 2018, revenues from the Bank of Montreal were $117.3 million, $120.9 million and $146.9 million, respectively, which represented approximately 15%, 12% and 14% of respective combined revenues, and are included in the AIR MILES Reward Program segment.
23. SUPPLEMENTAL CASH FLOW INFORMATION
The following table provides a reconciliation of cash and cash equivalents to the total of the amounts reported in the combined statements of cash flows:
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Cash and cash equivalents	$278,841	$124,981	$104,963
Restricted cash included within other current assets(1)	3,257	10,842	12,937
Restricted cash included within redemption settlement assets, restricted(2)	55,427	39,309	43,887
Total cash, cash equivalents and restricted cash	$337,525	$175,132	$161,787

(1)
Includes cash restricted for travel deposits within the AIR MILES Reward Program.

(2)
See Note 7, “Redemption Settlement Assets,” for additional information regarding the nature of restrictions on redemption settlement assets.

In 2018, the Company paid a non-cash dividend in the form of a receivable to ADS for $23.7 million.
24. RELATED PARTY TRANSACTIONS
Transactions between the Company and ADS were considered to be effectively settled at the time the transaction was recorded. The net effect of the settlement of these intercompany transactions was reflected in the combined statements of cash flows as a financing activity as net transfers to Parent and in the combined balance sheets as Parent’s net investment.
ADS allocated $14.3 million, $14.8 million and $14.0 million of corporate overhead costs that directly or indirectly benefit LoyaltyOne for the years ended December 31, 2020, 2019 and 2018, respectively, that are included in general and administrative expense within the Company’s combined statements of income. These assessments relate to information technology, finance, accounting, and tax services provided, as well as human resources, and other functional support. These allocations were determined based on management estimates on the number of employees and non-employee costs associated with the use of these functions by the Company and may not be indicative of the costs that the Company would otherwise incur on a standalone basis.
See accompanying notes to the combined financial statements.

LOYALTYONE
NOTES TO COMBINED FINANCIAL STATEMENTS — (CONTINUED)
In 2018, the Company paid a non-cash dividend in the form of a receivable to ADS for $23.7 million and a cash dividend of $6.8 million.
In 2019, the Company received a capital contribution of $288.7 million, and the cash was used to repay certain notes payable due to subsidiaries of ADS. See Note 14, “Debt,” for additional information.
In addition, the Company had certain investments in unconsolidated subsidiaries that were consolidated subsidiaries of the Parent. See Note 11, “Investments in Unconsolidated Subsidiaries — Related Party,” for additional information.
In January 2021, the Company paid cash dividends to ADS of $124.2 million, of which $4.2 million was withheld for taxes.
25. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date these financial statements were available to be issued and determined that there have been no events, other than those disclosed herein, that have occurred that would require adjustment to the disclosures in the combined financial statements.
See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE II
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Write-offs Net of Revenue	Balance at End of Year
	(in thousands)
Allowance for Doubtful Accounts – Accounts receivable:
Year Ended December 31, 2020	$3,396	$1,128	$(571)	$3,953
Year Ended December 31, 2019	$224	$3,600	$(428)	$3,396
Year Ended December 31, 2018	$38	$273	$(87)	$224
Allowance for Obsolescence – Inventories:
Year Ended December 31, 2020	$17,246	$9,074	$(15,446)	$10,874
Year Ended December 31, 2019	$3,887	$24,304	$(10,945)	$17,246
Year Ended December 31, 2018	$3,953	$3,748	$(3,814)	$3,887

(1)
Amounts written off during the year, net of recoveries and foreign exchange impact.

S-1